United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended

June 30, 2026

ARRIVED HOMES 3, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	92-1716073
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 Westlake Avenue North, Suite 200

Seattle, WA 98109

(Full mailing address of principal executive offices)

814-277-4833

(Issuer’s telephone number)

www.arrived.com

(Issuer’s website)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report on Form 1-SA (this “Form 1-SA”) includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of Arrived Homes 3, LLC (the “Company”), Arrived Fund Manager, LLC (the “manager”), each series of our company and the Arrived platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 1-SA are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are detailed under the headings “Summary – Summary Risk Factors” and “Risk Factors” in our latest Offering Circular filed by the Company with the Securities and Exchange Commission (the “Commission”), as may be amended, and in our subsequent reports and offering statements filed from time to time with the Commission. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Arrived Homes 3, LLC, a Delaware series limited liability company, was formed in January 2023 to permit public investment in individual residential properties. We believe people should have access to the wealth creation that real estate investment can provide. We believe in passive income, conservative debt, diversification, and aligned incentives.

Arrived is a marketplace for investing in real estate. We buy residential properties, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes, and they can invest in real estate without needing to apply for mortgages or take on personal debt.

Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the residential properties that we acquire. We analyze every property investment across several financial, market, and demographic characteristics to support our acquisition decision-making.

Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities.

Arrived arranges for a property manager to operate the properties as single-family rentals for tenants who can also invest through the same process as any other member of the Arrived platform, becoming part owners of the homes they’re staying in at that time. By investing together, we align incentives towards creating value for everyone.

Since its formation in January 2023, our company has been engaged primarily in acquiring properties for its series offerings, developing the financial, offering and other materials to facilitate fundraising, and taking the steps necessary to effectuate the series offerings and the management of the associated series properties. As of June 30, 2026, our company has acquired 96 properties.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” beginning on page 12 in our Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933 (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of the membership interests in each of the series of our company.

Emerging Growth Company

While we currently have no intention of making such an election, we may elect to become a public reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We may elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.235 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our series interests that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Distributions

In order to qualify as a REIT, a series must distribute annually to investors at least 90% of its REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains, it must distribute 100% of such income and gains annually. Our manager may authorize distributions in excess of those required for us to maintain our REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our manager deems relevant.

Our company expects the manager to make distributions of any free cash flow on a monthly or other periodic basis as determined by the manager. However, the manager may change the timing of distributions in its sole discretion. Investors will be required to update their personal information on a regular basis to make sure they receive all allocated distributions. We will utilize a “mobile wallet” feature for payment of distributions (the “Arrived Homes Wallet”). The Arrived Homes Wallet will be used to allow investors to pay for subscriptions, receive distributions and reinvest distributions.

Any distributions that we make directly impact the NAV for each of our series, by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through monthly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV for each series. Over the course of your investment, your distributions plus the change in NAV per interest (either positive or negative) will produce your total return.

During the six months ended June 30, 2026 and 2025, distributions to investors were made by 95 and 95 series, respectively, totaling $605,983 and $569,798, respectively. For further details, please see Note 7, Members’ Equity (Deficit) – Distributions in our financial statements.

Critical Accounting Policies

Our accounting policies will conform with GAAP. The preparation of financial statements in conformity with GAAP will require us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We intend to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate our estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from our estimates and assumptions.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, included in the financial statements, for a more thorough discussion of our accounting policies and procedures.

Operating Results

Rental Income

Revenues are generated at the series level and are derived from leases on the series property. Rental income increased from $1,043,396 for the six months ended June 30, 2025 to $1,057,395 for the six months ended June 30, 2026. Unlike certain of our other affiliated series offerings, the Company did not acquire any new properties during either period, with 96 series properties generating rental income in both periods; the increase is primarily attributable to rent increases on existing leases. All revenues generated during the six months ended June 30, 2026 and 2025 are listed in the table below:

Rental Income
Series Name	June 30, 2026	June 30, 2025
Adams	$13,035	$12,820
Antares	10,031	11,670
Aramis	12,750	12,270
Arkoma	10,470	9,022
Arya	8,100	8,370
Aspen	11,357	13,640
Athos	13,050	12,570
Barclay	12,330	12,030
Bayne	15,120	12,600
Bean	13,900	12,870
Bennett	10,770	10,170
Benny	11,190	10,770
Bluebell	12,720	12,720
Bowling	9,600	9,360
Boxwood	13,170	9,278
Bradford	11,940	11,520
Brookwood	11,980	11,220
Bryant	12,960	12,570
Caden	9,770	9,570
Camellia	11,430	11,034
Caterpillar	10,500	8,975
Chilhowee	14,670	14,370
Claremore	8,125	9,120
Collinison	12,735	12,570
Cordero	8,858	12,270
Cristalino	7,635	15,270
Ellie	11,519	7,758
Emelina	10,770	8,227
Ethan	8,940	8,850
Frances	12,480	12,180
Glenncrest	8,936	9,975
Gordon	13,976	11,370
Haikey	11,070	10,710
Hamblen	12,863	9,381
Hancock	13,969	12,940
Hardman	15,450	14,970
Haven	9,040	8,970
Haverhill	10,851	10,081
Haybridge	11,970	6,532
Hedgecrest	5,369	11,449
Helmerich	7,494	10,052
Hermanos	13,290	13,170
Holmes	8,250	6,405
Johnson	15,539	14,520
Keystone	12,353	15,253
Langley	12,912	15,270
Laurel	14,370	13,770
Layla	13,635	13,370
Liberty	11,780	11,670
Lithonia	6,251	11,970
Lola	13,140	12,720
Lucas	11,670	6,354
Macomber	13,470	13,320
Mallard	8,970	8,725
Marcy	6,802	8,155
Meridian	11,091	11,055
Metallo	10,620	1,888
Misty	15,810	15,570
Montgomery	10,170	9,870
Northbrook	11,480	11,370
Northridge	9,900	6,780
Oakland	6,660	13,320
Palmore	7,130	8,022
Pebblestone	13,920	13,770
Perdita	12,570	11,970
Phoebe	12,060	11,790
Pongo	7,180	12,570
Portsmouth	8,822	12,978
Presidio	10,470	7,352
Rachel	11,970	9,985
Ratliff	12,840	12,720
Riverwood	10,483	10,573
Roanoke	15,450	14,970
Robinson	3,555	14,170
Ross	14,400	14,000
Sansa	8,900	8,370
Sedgefield	10,130	14,140
Seneca	9,157	13,470
Sheezy	11,340	11,200
Sherwood	7,320	8,370
Spangler	15,270	7,041
Summerglen	11,100	10,770
Tansel	13,770	10,927
Thomas	10,221	7,180
Tomlinson	10,800	5,880
Tytus	12,750	12,270
Vanzant	13,635	13,470
Watson	8,250	8,370
Westhaven	11,670	11,520
Wheeler	2,127	10,291
Williamson	11,100	11,135
Woodland	6,419	7,770
Woodwind	9,540	4,466
Wynde	13,515	11,820
Wyndhurst	10,470	5,798
Zane	8,010	7,650
	$1,057,395	$1,043,396

Operating Expenses

The Company incurred the following operating expenses during the six months ended June 30, 2026 and 2025. The operating expenses incurred prior to the closing of an offering related to any of the series are being paid by our manager and are reimbursed by such series out of the gross offering proceeds upon closing of the relevant series offering. Such operating expenses include real estate taxes, property insurance, Home Ownership Association (HOA) fees, legal fees, other professional fees, depreciation, and repair and maintenance costs. Upon closing, each individual series becomes responsible to fund its own operating expenses. Total operating expenses remained relatively stable, decreasing slightly from $1,056,734 for the six months ended June 30, 2025 to $1,052,661 for the six months ended June 30, 2026, consistent with the Company’s stable portfolio of 96 series properties during both periods.

The following table summarizes the total operating expenses by series as of June 30, 2026 and 2025:

Operating Expenses
	June 30, 2026			June 30, 2025
Series Name	Operating Expenses	Depreciation	Total Expenses	Operating Expenses	Depreciation	Total Expenses
Adams	$7,040	$4,197	$11,237	$10,228	$4,197	$14,425
Antares	9,410	4,257	13,667	5,131	4,257	9,388
Aramis	6,155	4,123	10,278	6,271	4,123	10,394
Arkoma	6,877	3,245	10,122	4,859	3,245	8,103
Arya	5,719	2,466	8,185	3,512	2,466	5,979
Aspen	5,497	3,679	9,175	5,358	3,679	9,037
Athos	9,080	4,578	13,657	8,647	4,578	13,225
Barclay	4,889	4,208	9,097	5,234	4,208	9,442
Bayne	6,440	4,807	11,247	10,683	4,807	15,490
Bean	5,057	4,029	9,086	6,310	4,029	10,338
Bennett	6,099	2,910	9,010	3,866	2,910	6,776
Benny	7,920	3,503	11,423	6,788	3,503	10,291
Bluebell	7,288	4,108	11,396	5,782	4,108	9,889
Bowling	5,429	2,862	8,291	4,417	2,862	7,279
Boxwood	7,098	4,420	11,518	11,686	4,420	16,106
Bradford	5,253	4,180	9,434	5,086	4,180	9,267
Brookwood	5,947	3,854	9,801	5,510	3,854	9,363
Bryant	8,113	4,392	12,505	8,268	4,392	12,660
Caden	4,155	3,437	7,593	6,098	3,437	9,536
Camellia	4,718	4,811	9,529	5,696	4,811	10,507
Caterpillar	9,674	4,124	13,798	11,956	4,124	16,080
Chilhowee	5,688	4,471	10,158	6,299	4,471	10,770
Claremore	15,402	3,232	18,634	4,946	3,232	8,178
Collinison	6,504	4,666	11,170	7,807	4,666	12,472
Cordero	8,079	3,860	11,939	5,542	3,860	9,402
Cristalino	10,246	4,225	14,471	6,652	4,225	10,877
Ellie	10,388	3,948	14,337	15,475	3,948	19,423
Emelina	6,207	4,121	10,328	6,231	4,121	10,352
Ethan	7,688	4,147	11,834	5,187	4,147	9,334
Frances	5,170	3,837	9,008	4,241	3,837	8,079
Glenncrest	5,177	3,991	9,168	4,870	3,991	8,861
Gordon	9,644	3,512	13,156	6,286	3,512	9,798
Haikey	5,868	3,368	9,236	6,398	3,368	9,765
Hamblen	5,969	3,527	9,496	8,027	3,527	11,553
Hancock	4,957	4,227	9,184	6,623	4,227	10,849
Hardman	7,745	5,326	13,071	7,389	5,326	12,715
Haven	4,917	2,549	7,466	3,711	2,549	6,260
Haverhill	8,855	3,225	12,079	5,629	3,225	8,853
Haybridge	5,451	4,931	10,382	7,438	4,931	12,369
Hedgecrest	11,545	5,538	17,083	751	5,336	6,086
Helmerich	7,312	3,462	10,774	5,078	3,462	8,541
Hermanos	7,547	5,914	13,461	6,413	5,914	12,327
Holmes	4,613	2,419	7,032	11,565	2,419	13,985
Johnson	6,669	4,510	11,179	6,291	4,510	10,801
Keystone	7,958	4,784	12,742	6,590	4,784	11,375
Langley	11,661	4,559	16,220	13,156	4,559	17,715
Laurel	6,745	4,631	11,375	5,818	4,631	10,448
Layla	6,645	4,453	11,098	6,924	4,453	11,377
Liberty	7,708	5,545	13,254	6,970	5,545	12,515
Lithonia	10,579	4,963	15,542	7,257	4,963	12,221
Lola	5,571	4,687	10,258	6,842	4,144	10,987
Lucas	8,745	4,070	12,815	11,667	4,070	15,737
Macomber	8,252	4,286	12,537	7,989	4,286	12,274
Mallard	3,753	2,862	6,615	3,138	2,862	6,000
Marcy	7,346	2,466	9,812	4,502	2,466	6,968
Meridian	5,091	4,492	9,582	5,574	4,492	10,065
Metallo	4,754	4,008	8,762	13,168	3,340	16,508
Misty	7,499	4,723	12,222	7,487	4,723	12,210
Montgomery	7,050	4,173	11,224	4,331	4,173	8,504
Northbrook	4,996	3,872	8,868	5,714	3,872	9,586
Northridge	4,252	3,535	7,787	5,149	3,535	8,684
Oakland	9,451	4,222	13,673	5,321	4,222	9,543
Palmore	8,371	3,455	11,826	7,323	3,455	10,779
Pebblestone	5,736	4,642	10,378	7,700	4,642	12,342
Perdita	5,733	4,560	10,293	5,403	4,560	9,963
Phoebe	5,863	3,818	9,681	6,437	3,818	10,255
Pongo	8,297	4,560	12,857	5,451	4,560	10,011
Portsmouth	5,640	3,531	9,171	5,837	3,331	9,169
Presidio	7,909	3,288	11,197	9,751	3,288	13,039
Rachel	6,910	3,972	10,882	6,804	3,972	10,775
Ratliff	6,479	4,394	10,873	5,668	4,394	10,062
Riverwood	15,787	5,020	20,807	6,721	5,020	11,741
Roanoke	7,323	4,604	11,926	6,128	4,604	10,732
Robinson	7,745	4,409	12,155	6,532	4,409	10,942
Ross	7,513	4,582	12,095	6,691	4,582	11,273
Sansa	3,297	2,466	5,764	3,934	2,466	6,401
Sedgefield	2,288	4,014	6,301	6,390	4,014	10,403
Seneca	10,643	4,057	14,700	6,955	4,057	11,012
Sheezy	5,885	3,215	9,101	5,815	3,215	9,031
Sherwood	5,594	2,398	7,992	4,215	2,398	6,613
Spangler	7,736	5,872	13,608	13,352	5,872	19,224
Summerglen	5,347	3,330	8,678	5,577	3,330	8,908
Tansel	9,005	4,476	13,480	9,885	4,476	14,361
Thomas	4,223	3,015	7,238	9,690	3,015	12,705
Tomlinson	4,134	3,332	7,466	24,980	3,332	28,312
Tytus	5,328	3,579	8,907	4,893	3,579	8,472
Vanzant	10,995	4,862	15,857	7,861	4,862	12,723
Watson	4,690	2,419	7,109	3,271	2,419	5,691
Westhaven	6,136	3,508	9,644	5,619	3,508	9,127
Wheeler	7,124	2,864	9,989	3,877	2,864	6,742
Williamson	15,092	3,940	19,032	29,099	3,940	33,039
Woodland	7,895	2,927	10,821	3,138	2,927	6,065
Woodwind	4,966	3,504	8,470	9,557	3,504	13,062
Wynde	6,863	4,024	10,887	4,684	4,024	8,708
Wyndhurst	3,894	4,257	8,151	6,881	4,257	11,138
Zane	3,278	2,966	6,244	3,734	2,241	5,974
	$671,272	$381,388	$1,052,661	$677,684	$379,050	$1,056,734

Other Expenses (Income)

During the six months ended June 30, 2026 and 2025, some series incurred interest expense on operational notes, related party, and during the six months ended June 30, 2025, interest expense on bridge financing, related party, and insurance claim proceeds. The following table summarizes the total of such amounts incurred by each series during the six months ended June 30, 2026 and 2025. Other expenses (income), net, decreased from $5,742 for the six months ended June 30, 2025 to $4,788 for the six months ended June 30, 2026. This decrease is primarily attributable to the repayment in full of all outstanding bridge financing, related party, during the six months ended June 30, 2025, which eliminated bridge financing interest expense in the current period, partially offset by the absence of insurance claim proceeds in the current period and a modest increase in interest expense on the Company’s operational notes, related party.

OTHER EXPENSES (INCOME)
Series Name	June 30, 2026	June 30, 2025
Adams	$-	$540
Antares	-	-
Aramis	-	-
Arkoma	-	-
Arya	214	164
Aspen	-	-
Athos	-	-
Barclay	-	-
Bayne	-	2,260
Bean	-	-
Bennett	-	-
Benny	-	-
Bluebell	-	-
Bowling	-	-
Boxwood	-	3,080
Bradford	-	-
Brookwood	-	-
Bryant	-	-
Caden	196	206
Camellia	-	-
Caterpillar	326	-
Chilhowee	-	-
Claremore	3	-
Collinison	-	-
Cordero	-	-
Cristalino	382	630
Ellie	288	-
Emelina	-	-
Ethan	630	488
Frances	-	-
Glenncrest	-	-
Gordon	-	-
Haikey	-	-
Hamblen	-	-
Hancock	-	-
Hardman	-	-
Haven	203	182
Haverhill	-	-
Haybridge	-	-
Hedgecrest	-	-
Helmerich	-	-
Hermanos	152	245
Holmes	-	-
Johnson	-	-
Keystone	-	-
Langley	-	663
Laurel	-	-
Layla	-	-
Liberty	286	300
Lithonia	871	911
Lola	-	-
Lucas	-	-
Macomber	-	-
Mallard	-	-
Marcy	-	-
Meridian	-	-
Metallo	-	1,657
Misty	-	-
Montgomery	382	401
Northbrook	-	-
Northridge	-	-
Oakland	-	-
Palmore	191	-
Pebblestone	-	-
Perdita	-	-
Phoebe	-	-
Pongo	-	-
Portsmouth	-	-
Presidio	-	2,576
Rachel	-	-
Ratliff	-	-
Riverwood	195	-
Roanoke	-	-
Robinson	-	-
Ross	-	-
Sansa	-	-
Sedgefield	-	-
Seneca	-	-
Sheezy	-	-
Sherwood	1	-
Spangler	-	2,489
Summerglen	-	-
Tansel	174	-
Thomas	-	-
Tomlinson	-	4,156
Tytus	-	-
Vanzant	-	-
Watson	-	-
Westhaven	-	-
Wheeler	-	-
Williamson	-	(15,391)
Woodland	-	-
Woodwind	88	-
Wynde	206	185
Wyndhurst	-	-
Zane	-	-
	$4,788	$5,742

Liquidity and Capital Resources

From inception, our manager has financed the business activities of each series. Upon the first closing of a particular series offering, the manager is reimbursed out of the proceeds of the relevant offering. Until such time as the series have the capacity to generate cash flows from operations, our manager may cover any deficits through capital contributions, which may be reimbursed upon closing of the relevant offering.

As discussed in Note 3 to the consolidated financial statements, the Company’s ability to continue as a going concern is dependent upon the ability to generate cash flow from rental activities and/or obtain financing from the manager. Management believes that the continued support of the manager, the planned launch of additional series offerings, and the cash generated from rental operations will provide sufficient liquidity to meet the Company’s obligations. However, there can be no assurance that these plans will be successful.

Cash and Cash Equivalents

Cash is held at the series level. Any material differences in cash balances are the result of cash received from net proceeds from operations, financing received from the issuance of membership interests from each series, and receipts and/or repayments of amounts due to related parties. Total consolidated cash and cash equivalents decreased from $1,054,521 as of December 31, 2025 to $872,007 as of June 30, 2026, a decrease of $182,514, or 17.3%. This decrease was primarily attributable to distributions to investors of $605,983 during the six months ended June 30, 2026, which exceeded net cash provided by operating activities of $401,269 for the same period.

The following table summarizes the cash and cash equivalents by series as of June 30, 2026 and December 31, 2025:

Cash & Cash Equivalents
Series Name	June 30, 2026	December 31, 2025
Adams	$14,474	$17,449
Antares	7,442	10,441
Aramis	8,845	8,460
Arkoma	18,553	18,959
Arya	5,702	5,000
Aspen	7,775	6,987
Athos	5,475	7,823
Barclay	18,760	23,120
Bayne	19,939	20,693
Bean	9,153	9,210
Bennett	6,626	7,383
Benny	1,945	7,499
Bluebell	8,743	9,768
Bowling	5,382	5,912
Boxwood	20,728	22,179
Bradford	19,116	21,592
Brookwood	6,548	5,814
Bryant	2,322	9,087
Caden	5,978	5,048
Camellia	6,810	7,649
Caterpillar	6,147	3,475
Chilhowee	11,009	11,278
Claremore	8,495	5,478
Collinison	12,478	14,600
Cordero	4,963	8,053
Cristalino	3,912	8,211
Ellie	4,105	11,100
Emelina	2,995	5,986
Ethan	2,883	6,809
Frances	12,415	15,231
Glenncrest	10,975	14,445
Gordon	9,935	11,415
Haikey	7,400	8,750
Hamblen	8,985	10,196
Hancock	7,355	7,279
Hardman	12,373	15,198
Haven	5,407	7,071
Haverhill	2,368	7,384
Haybridge	14,616	17,840
Hedgecrest	2,473	11,384
Helmerich	9,197	13,100
Hermanos	6,100	8,110
Holmes	5,448	7,168
Johnson	17,612	20,851
Keystone	8,707	11,359
Langley	8,607	10,723
Laurel	13,453	17,601
Layla	8,757	10,760
Liberty	6,288	7,694
Lithonia	4,809	5,603
Lola	7,877	8,921
Lucas	5,210	8,321
Macomber	2,823	8,254
Mallard	8,585	10,438
Marcy	6,990	6,595
Meridian	3,835	3,298
Metallo	13,834	13,131
Misty	20,539	24,756
Montgomery	5,767	8,198
Northbrook	10,478	14,424
Northridge	10,732	9,949
Oakland	9,283	14,331
Palmore	6,675	704
Pebblestone	8,803	10,154
Perdita	15,392	17,167
Phoebe	10,746	13,273
Pongo	14,278	21,033
Portsmouth	142	2,270
Presidio	6,308	7,747
Rachel	8,573	11,023
Ratliff	8,813	10,698
Riverwood	3,940	4,342
Roanoke	16,290	15,280
Robinson	21,171	26,868
Ross	14,516	18,303
Sansa	11,544	11,946
Sedgefield	29,094	26,098
Seneca	13,928	18,665
Sheezy	4,563	7,284
Sherwood	3,324	631
Spangler	14,678	13,075
Summerglen	6,462	7,409
Tansel	6,244	8,065
Thomas	3,122	5,351
Tomlinson	5,601	8,009
Tytus	13,356	16,773
Vanzant	8,731	6,993
Watson	10,682	10,942
Westhaven	6,047	7,364
Wheeler	9,608	16,527
Williamson	6,078	6,845
Woodland	1,921	5,923
Woodwind	6,188	3,710
Wynde	6,697	7,666
Wyndhurst	17,127	18,563
Zane	4,824	12,979
	$872,007	$1,054,521

Plan of Operations

We intend to hold and manage the series properties for five to seven years, during which time we will operate the series properties as single-family rental income properties. During this period, we intend to distribute any free cash flow to investors.

As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, local regulatory changes, environmental and other factors that may reduce the desirability of single-family rentals in a particular market, and how operating history may impact the potential sales price. The manager may determine that it is in the best interests of members to sell a property earlier than five years or to hold a property for more than seven years.

As of the current date, we do not know how many series we will be offering. However, in any case, the aggregate dollar amount of all of the series interests that we will sell within the 12-month period will not exceed the maximum amount allowed under Regulation A. It is anticipated that the proceeds from any offerings closed during the next twelve months will be used to acquire additional properties.

Our Policies for Approving New Tenants

We intend to seek out tenants for our properties who are financially responsible and capable of paying their rent. We will conduct due diligence on prospective tenant applicants by (a) verifying their incomes, (b) running credit checks, (c) performing criminal background checks, and (d) requesting references from previous landlords. While we do not have specific standards for any of these items, we will use these screening methods to determine, prior to approving a lease, whether we believe a potential lessee is financially responsible.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage single-family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

-	Elevated interest rates or fluctuations in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

-	The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.

-	Sustained levels of remote and hybrid work arrangements may lead to greater rental activity in our target markets.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Adams	Antares	Aramis	Arkoma	Arya	Aspen	Athos	Barclay	Bayne
ASSETS
Current assets:
Cash	$14,474	$7,442	$8,845	$18,553	$5,702	$7,775	$5,475	$18,760	$19,939
Prepaid expenses	963	925	1,050	835	652	931	3,573	850	1,186
Due from (to) third party property manager	4,214	4,430	6,197	5,513	2,570	3,881	6,510	1,985	4,919
Total current assets	19,652	12,798	16,093	24,901	8,924	12,587	15,558	21,595	26,044
Property and equipment, net	294,238	286,624	277,620	217,937	168,132	246,490	271,628	282,635	336,866
Total assets	$313,890	$299,423	$293,712	$242,837	$177,056	$259,077	$287,185	$304,230	$362,910

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	1,887	2,445	2,883	4,886	2,958	2,386	3,777	2,289	2,491
Tenant deposits	2,595	2,245	3,790	3,890	1,350	1,795	4,190	-	2,745
Due to related parties	4,168	6,331	6,483	5,148	6,567	6,546	9,409	6,347	4,686
Total current liabilities	8,649	11,022	13,156	13,925	10,875	10,728	17,376	8,636	9,922
Operational notes, related party	-	-	-	-	5,000	-	-	-	-
Total liabilities	8,649	11,022	13,156	13,925	15,875	10,728	17,376	8,636	9,922
Members’ equity
Members’ capital	311,239	303,049	291,825	222,859	185,715	258,197	287,085	284,274	357,580
Retained earnings (accumulated deficit)	(5,998)	(14,648)	(11,268)	6,054	(24,534)	(9,848)	(17,275)	11,321	(4,592)
Total members’ equity	305,240	288,401	280,556	228,913	161,181	248,349	269,810	295,594	352,988
Total liabilities and members’ equity	$313,890	$299,423	$293,712	$242,837	$177,056	$259,077	$287,185	$304,230	$362,910

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Bean	Bennett	Benny	Bluebell	Bowling	Boxwood	Bradford	Brookwood	Bryant
ASSETS
Current assets:
Cash	$9,153	$6,626	$1,945	$8,743	$5,382	$20,728	$19,116	$6,548	$2,322
Prepaid expenses	1,049	729	2,225	1,025	808	986	835	783	2,942
Due from (to) third party property manager	4,602	3,203	3,450	4,565	1,072	6,275	4,065	3,520	4,146
Total current assets	14,805	10,558	7,620	14,334	7,262	27,990	24,016	10,851	9,410
Property and equipment, net	273,952	194,972	234,701	276,580	191,272	311,090	280,884	258,200	260,434
Total assets	$288,756	$205,529	$242,321	$290,914	$198,534	$339,080	$304,899	$269,051	$269,844

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	2,280	1,782	2,916	3,303	1,784	2,801	2,249	2,798	3,723
Tenant deposits	2,145	1,695	1,795	2,345	-	4,390	2,145	1,795	2,095
Due to related parties	6,386	5,202	7,917	6,452	5,329	7,849	6,290	6,620	9,168
Total current liabilities	10,811	8,679	12,628	12,100	7,113	15,040	10,684	11,213	14,986
Operational notes, related party	-	-	-	-	-	-	-	-	-
Total liabilities	10,811	8,679	12,628	12,100	7,113	15,040	10,684	11,213	14,986
Members’ equity
Members’ capital	272,358	188,797	244,031	288,570	184,567	334,324	290,982	258,385	263,918
Retained earnings (accumulated deficit)	5,588	8,054	(14,338)	(9,756)	6,854	(10,285)	3,233	(547)	(9,060)
Total members’ equity	277,946	196,851	229,693	278,814	191,422	324,039	294,215	257,838	254,858
Total liabilities and members’ equity	$288,756	$205,529	$242,321	$290,914	$198,534	$339,080	$304,899	$269,051	$269,844

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Caden	Camellia	Caterpillar	Chilhowee	Claremore	Collinison	Cordero	Cristalino	Ellie
ASSETS
Current assets:
Cash	$5,978	$6,810	$6,147	$11,009	$8,495	$12,478	$4,963	$3,912	$4,105
Prepaid expenses	943	950	4,135	1,189	1,686	967	798	1,301	1,123
Due from (to) third party property manager	4,080	3,879	3,366	4,809	2,995	3,683	3,553	-	4,281
Total current assets	11,002	11,639	13,648	17,007	13,176	17,127	9,314	5,213	9,509
Property and equipment, net	229,732	239,277	277,671	296,293	217,098	286,428	252,090	282,380	268,488
Total assets	$240,734	$250,916	$291,319	$313,300	$230,274	$303,555	$261,404	$287,593	$277,997

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	1,750	2,606	3,544	1,463	2,204	1,880	2,597	4,554	2,242
Tenant deposits	2,393	1,795	1,750	2,395	1,695	2,095	2,045	-	2,345
Due to related parties	10,198	6,322	10,698	8,210	6,727	5,948	6,044	8,364	6,769
Total current liabilities	14,340	10,723	15,992	12,068	10,626	9,923	10,686	12,918	11,356
Operational notes, related party	4,500	-	8,100	-	15,700	-	-	9,800	7,900
Total liabilities	18,840	10,723	24,092	12,068	26,326	9,923	10,686	22,718	19,256
Members’ equity
Members’ capital	243,653	237,800	317,434	292,090	231,742	291,792	270,007	309,750	295,136
Retained earnings (accumulated deficit)	(21,759)	2,394	(50,207)	9,142	(27,794)	1,840	(19,289)	(44,876)	(36,395)
Total members’ equity	221,894	240,194	267,227	301,232	203,948	293,632	250,719	264,874	258,741
Total liabilities and members’ equity	$240,734	$250,916	$291,319	$313,300	$230,274	$303,555	$261,404	$287,593	$277,997

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Emelina	Ethan	Frances	Glenncrest	Gordon	Haikey	Hamblen	Hancock	Hardman
ASSETS
Current assets:
Cash	$2,995	$2,883	$12,415	$10,975	$9,935	$7,400	$8,985	$7,355	$12,373
Prepaid expenses	988	801	880	969	880	1,750	941	1,112	949
Due from (to) third party property manager	3,484	2,937	4,077	1,478	4,034	4,038	4,458	5,120	4,861
Total current assets	7,468	6,621	17,372	13,422	14,850	13,188	14,384	13,587	18,183
Property and equipment, net	231,384	186,488	262,000	272,054	235,898	226,750	236,285	251,215	363,929
Total assets	$238,851	$193,109	$279,372	$285,475	$250,748	$239,938	$250,669	$264,803	$382,112

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	2,317	2,277	2,811	2,873	2,676	2,868	1,893	2,813	2,724
Tenant deposits	1,795	1,650	2,245	1,750	1,895	2,295	2,595	2,045	2,495
Due to related parties	6,432	5,791	5,491	4,960	5,548	7,009	6,270	6,873	7,258
Total current liabilities	10,544	9,718	10,547	9,583	10,120	12,172	10,757	11,731	12,477
Operational notes, related party	-	18,400	-	-	-	-	-	-	-
Total liabilities	10,544	28,118	10,547	9,583	10,120	12,172	10,757	11,731	12,477
Members’ equity
Members’ capital	237,185	193,656	256,977	289,443	239,351	231,546	232,987	257,741	362,982
Retained earnings (accumulated deficit)	(8,877)	(28,664)	11,849	(13,552)	1,277	(3,780)	6,925	(4,669)	6,653
Total members’ equity	228,307	164,992	268,826	275,892	240,628	227,766	239,912	253,072	369,635
Total liabilities and members’ equity	$238,851	$193,109	$279,372	$285,475	$250,748	$239,938	$250,669	$264,803	$382,112

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Haven	Haverhill	Haybridge	Hedgecrest	Helmerich	Hermanos	Holmes	Johnson	Keystone
ASSETS
Current assets:
Cash	$5,407	$2,368	$14,616	$2,473	$9,197	$6,100	$5,448	$17,612	$8,707
Prepaid expenses	734	902	922	922	1,677	1,081	646	1,049	1,253
Due from (to) third party property manager	2,353	6,413	5,735	3,383	3,463	5,366	2,902	5,426	4,487
Total current assets	8,495	9,683	21,273	6,778	14,338	12,548	8,997	24,087	14,447
Property and equipment, net	170,359	216,046	336,117	340,571	232,558	288,586	162,089	312,292	326,710
Total assets	$178,854	$225,729	$357,390	$347,349	$246,896	$301,133	$171,086	$336,379	$341,158

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	1,489	2,834	2,395	2,384	2,310	3,364	2,857	2,661	2,029
Tenant deposits	1,495	1,745	3,990	1,895	2,045	3,293	1,600	2,645	2,245
Due to related parties	5,499	6,258	6,765	10,110	7,107	8,687	4,327	5,346	6,976
Total current liabilities	8,483	10,837	13,150	14,390	11,462	15,344	8,783	10,653	11,250
Operational notes, related party	4,700	-	-	-	-	3,700	-	-	-
Total liabilities	13,183	10,837	13,150	14,390	11,462	19,044	8,783	10,653	11,250
Members’ equity
Members’ capital	173,548	226,511	355,465	368,517	241,234	301,961	163,423	322,106	334,177
Retained earnings (accumulated deficit)	(7,877)	(11,619)	(11,225)	(35,558)	(5,801)	(19,871)	(1,121)	3,620	(4,269)
Total members’ equity	165,671	214,892	344,240	332,959	235,434	282,090	162,302	325,726	329,907
Total liabilities and members’ equity	$178,854	$225,729	$357,390	$347,349	$246,896	$301,133	$171,086	$336,379	$341,158

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Langley	Laurel	Layla	Liberty	Lithonia	Lola	Lucas	Macomber	Mallard
ASSETS
Current assets:
Cash	$8,607	$13,453	$8,757	$6,288	$4,809	$7,877	$5,210	$2,823	$8,585
Prepaid expenses	1,261	1,123	1,179	2,586	967	969	3,035	3,218	826
Due from (to) third party property manager	4,860	7,039	4,932	4,079	3,435	4,744	3,876	4,794	3,067
Total current assets	14,728	21,615	14,868	12,952	9,211	13,590	12,121	10,834	12,478
Property and equipment, net	320,834	316,883	304,284	242,570	266,453	287,530	238,104	256,549	192,218
Total assets	$335,562	$338,498	$319,151	$255,522	$275,664	$301,120	$250,225	$267,383	$204,696

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	(967)	2,446	2,096	3,410	3,934	1,575	3,849	3,742	1,797
Tenant deposits	2,595	2,395	2,695	2,395	3,990	2,345	2,395	2,695	1,495
Due to related parties	6,945	6,017	6,885	10,341	7,073	7,159	8,154	8,732	4,641
Total current liabilities	8,574	10,858	11,675	16,146	14,997	11,079	14,398	15,169	7,933
Operational notes, related party	-	-	-	7,000	24,300	-	-	-	-
Total liabilities	8,574	10,858	11,675	23,146	39,297	11,079	14,398	15,169	7,933
Members’ equity
Members’ capital	340,147	329,188	306,223	247,578	287,269	283,401	253,339	265,755	195,461
Retained earnings (accumulated deficit)	(13,159)	(1,547)	1,253	(15,202)	(50,902)	6,639	(17,512)	(13,542)	1,302
Total members’ equity	326,989	327,640	307,476	232,376	236,367	290,040	235,827	252,214	196,763
Total liabilities and members’ equity	$335,562	$338,498	$319,151	$255,522	$275,664	$301,120	$250,225	$267,383	$204,696

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Marcy	Meridian	Metallo	Misty	Montgomery	Northbrook	Northridge	Oakland	Palmore
ASSETS
Current assets:
Cash	$6,990	$3,835	$13,834	$20,539	$5,767	$10,478	$10,732	$9,283	$6,675
Prepaid expenses	652	1,140	929	1,385	837	880	912	1,024	769
Due from (to) third party property manager	1,446	3,669	3,615	7,262	1,947	4,276	3,288	-	3,743
Total current assets	9,088	8,644	18,378	29,185	8,551	15,635	14,932	10,308	11,187
Property and equipment, net	168,132	248,661	283,827	331,824	196,264	264,578	244,825	287,796	187,486
Total assets	$177,220	$257,305	$302,205	$361,009	$204,815	$280,212	$259,757	$298,104	$198,672

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	3,700	2,011	5,425	3,774	2,249	3,074	2,109	2,518	1,620
Tenant deposits	1,895	1,850	1,995	5,190	2,468	1,895	1,650	-	1,550
Due to related parties	3,841	5,997	4,007	5,266	5,596	5,541	5,374	5,085	5,043
Total current liabilities	9,436	9,859	11,427	14,230	10,312	10,509	9,133	7,604	8,213
Operational notes, related party	-	-	-	-	8,700	-	-	-	16,700
Total liabilities	9,436	9,859	11,427	14,230	19,012	10,509	9,133	7,604	24,913
Members’ equity
Members’ capital	174,881	258,798	310,820	346,819	205,741	273,590	270,152	304,747	199,309
Retained earnings (accumulated deficit)	(7,096)	(11,351)	(20,043)	(40)	(19,937)	(3,887)	(19,527)	(14,247)	(25,550)
Total members’ equity	167,785	247,446	290,778	346,779	185,804	269,703	250,624	290,500	173,759
Total liabilities and members’ equity	$177,220	$257,305	$302,205	$361,009	$204,815	$280,212	$259,757	$298,104	$198,672

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Pebblestone	Perdita	Phoebe	Pongo	Portsmouth	Presidio	Rachel	Ratliff	Riverwood
ASSETS
Current assets:
Cash	$8,803	$15,392	$10,746	$14,278	$142	$6,308	$8,573	$8,813	$3,940
Prepaid expenses	1,253	949	967	949	750	844	967	969	1,060
Due from (to) third party property manager	5,696	4,036	4,153	3,520	2,848	3,287	3,951	4,371	4,380
Total current assets	15,752	20,377	15,866	18,748	3,740	10,438	13,491	14,154	9,380
Property and equipment, net	316,973	306,306	260,573	306,306	200,847	231,462	271,397	299,541	269,930
Total assets	$332,725	$326,683	$276,439	$325,054	$204,587	$241,900	$284,888	$313,695	$279,310

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	2,064	2,333	1,902	2,333	2,196	6,043	1,938	1,417	4,216
Tenant deposits	2,795	2,095	2,145	1,795	1,495	1,745	1,995	2,345	2,843
Due to related parties	6,870	6,893	4,873	6,869	5,880	3,306	5,750	6,545	10,042
Total current liabilities	11,728	11,321	8,920	10,997	9,571	11,094	9,682	10,307	17,100
Operational notes, related party	-	-	-	-	-	-	-	-	6,000
Total liabilities	11,728	11,321	8,920	10,997	9,571	11,094	9,682	10,307	23,100
Members’ equity
Members’ capital	314,347	322,372	270,656	326,739	209,344	253,134	276,881	303,485	300,346
Retained earnings (accumulated deficit)	6,650	(7,010)	(3,137)	(12,682)	(14,328)	(22,328)	(1,675)	(97)	(44,136)
Total members’ equity	320,997	315,362	267,519	314,057	195,016	230,806	275,206	303,388	256,210
Total liabilities and members’ equity	$332,725	$326,683	$276,439	$325,054	$204,587	$241,900	$284,888	$313,695	$279,310

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Roanoke	Robinson	Ross	Sansa	Sedgefield	Seneca	Sheezy	Sherwood	Spangler
ASSETS
Current assets:
Cash	$16,290	$21,171	$14,516	$11,544	$29,094	$13,928	$4,563	$3,324	$14,678
Prepaid expenses	1,221	983	1,227	652	975	1,058	821	650	1,429
Due from (to) third party property manager	4,610	-	5,136	2,608	3,178	5,154	3,760	2,446	4,735
Total current assets	22,122	22,154	20,878	14,805	33,247	20,140	9,144	6,419	20,842
Property and equipment, net	309,970	309,547	313,110	168,132	278,410	283,347	213,116	161,075	372,472
Total assets	$332,092	$331,701	$333,989	$182,937	$311,657	$303,486	$222,260	$167,495	$393,314

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	(1,046)	3,687	2,219	2,959	2,376	2,619	2,250	2,804	3,545
Tenant deposits	2,495	-	2,545	1,395	3,243	2,295	2,045	1,445	2,995
Due to related parties	9,478	4,570	6,768	3,872	4,824	4,652	5,893	3,856	5,280
Total current liabilities	10,927	8,256	11,532	8,226	10,443	9,566	10,188	8,105	11,820
Operational notes, related party	-	-	-	-	-	-	-	6,200	-
Total liabilities	10,927	8,256	11,532	8,226	10,443	9,566	10,188	14,305	11,820
Members’ equity
Members’ capital	310,025	332,533	311,045	169,610	305,552	303,257	204,982	176,715	404,524
Retained earnings (accumulated deficit)	11,140	(9,089)	11,412	5,101	(4,337)	(9,337)	7,090	(23,525)	(23,030)
Total members’ equity	321,165	323,444	322,457	174,711	301,215	293,920	212,072	153,190	381,494
Total liabilities and members’ equity	$332,092	$331,701	$333,989	$182,937	$311,657	$303,486	$222,260	$167,495	$393,314

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Summerglen	Tansel	Thomas	Tomlinson	Tytus	Vanzant	Watson	Westhaven	Wheeler
ASSETS
Current assets:
Cash	$6,462	$6,244	$3,122	$5,601	$13,356	$8,731	$10,682	$6,047	$9,608
Prepaid expenses	1,593	2,295	671	882	817	836	646	807	808
Due from (to) third party property manager	3,545	4,062	3,510	3,920	4,686	4,852	2,853	4,303	2,581
Total current assets	11,599	12,601	7,303	10,402	18,860	14,420	14,182	11,157	12,997
Property and equipment, net	223,136	300,616	201,999	234,505	240,396	332,666	162,089	235,055	191,906
Total assets	$234,736	$313,216	$209,302	$244,907	$259,256	$347,085	$176,270	$246,212	$204,903

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	2,421	2,961	2,076	2,230	2,830	8,640	2,856	2,717	1,784
Tenant deposits	1,795	2,295	1,695	2,250	2,495	2,695	1,600	2,145	1,450
Due to related parties	6,887	8,452	5,278	3,260	5,539	6,609	4,327	7,927	5,135
Total current liabilities	11,103	13,708	9,049	7,740	10,865	17,945	8,782	12,788	8,369
Operational notes, related party	-	-	-	-	-	-	-	-	-
Total liabilities	11,103	13,708	9,049	7,740	10,865	17,945	8,782	12,788	8,369
Members’ equity
Members’ capital	221,053	323,768	201,431	263,629	237,928	338,711	165,624	240,398	192,020
Retained earnings (accumulated deficit)	2,580	(24,260)	(1,178)	(26,462)	10,464	(9,570)	1,864	(6,974)	4,514
Total members’ equity	223,633	299,508	200,253	237,167	248,392	329,141	167,488	233,424	196,534
Total liabilities and members’ equity	$234,736	$313,216	$209,302	$244,907	$259,256	$347,085	$176,270	$246,212	$204,903

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Williamson	Woodland	Woodwind	Wynde	Wyndhurst	Zane	Consolidated
ASSETS
Current assets:
Cash	$6,078	$1,921	$6,188	$6,697	$17,127	$4,824	$872,007
Prepaid expenses	861	695	708	1,120	1,071	704	109,830
Due from (to) third party property manager	-	-	3,387	1,966	3,504	2,553	363,442
Total current assets	6,939	2,616	10,283	9,783	21,701	8,080	1,345,279
Property and equipment, net	265,299	150,759	234,781	233,205	290,893	157,281	24,630,956
Total assets	$272,238	$153,375	$245,064	$242,988	$312,594	$165,361	$25,976,236

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	1,811	2,209	2,195	2,653	2,032	1,719	253,402
Tenant deposits	1,850	-	1,595	-	1,745	1,275	201,323
Due to related parties	8,549	3,638	8,137	7,157	6,200	3,653	611,553
Total current liabilities	12,211	5,847	11,928	9,810	9,977	6,647	1,066,278
Operational notes, related party	-	-	4,100	3,800	-	-	154,600
Total liabilities	12,211	5,847	16,028	13,610	9,977	6,647	1,220,878
Members’ equity
Members’ capital	277,884	159,197	243,841	242,400	309,123	154,104	25,625,842
Retained earnings (accumulated deficit)	(17,857)	(11,668)	(14,805)	(13,022)	(6,506)	4,610	(870,484)
Total members’ equity	260,027	147,528	229,036	229,378	302,617	158,714	24,755,358
Total liabilities and members’ equity	$272,238	$153,375	$245,064	$242,988	$312,594	$165,361	$25,976,236

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Adams	Antares	Aramis	Arkoma	Arya	Aspen	Athos	Barclay	Bayne
ASSETS
Current assets:
Cash	$17,449	$10,441	$8,460	$18,959	$5,000	$6,987	$7,823	$23,120	$20,693
Prepaid expenses	-	104	101	82	-	1,883	101	102	-
Due from (to) third party property manager	4,879	1,854	5,633	5,338	2,659	3,848	6,449	14	4,836
Total current assets	22,328	12,400	14,194	24,380	7,659	12,719	14,373	23,236	25,528
Property and equipment, net	298,435	290,881	281,743	221,181	170,599	250,169	276,205	286,843	341,673
Total assets	$320,763	$303,280	$295,936	$245,561	$178,257	$262,888	$290,578	$310,079	$367,201

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	3,013	1,188	1,545	1,463	1,420	-	5,671	1,219	2,882
Tenant deposits	2,595	-	3,790	3,890	1,350	1,795	4,190	-	2,745
Due to related parties	2,077	7,165	6,063	3,339	3,916	8,158	5,044	6,972	2,225
Total current liabilities	7,685	8,353	11,398	8,692	6,686	9,953	14,905	8,191	7,852
Operational notes, related party	-	-	-	-	6,000	-	-	-	-
Total liabilities	7,685	8,353	11,398	8,692	12,686	9,953	14,905	8,191	7,852
Members’ equity
Members’ capital	320,874	305,940	298,278	231,163	189,806	264,964	292,341	293,800	367,815
Retained earnings (accumulated deficit)	(7,796)	(11,012)	(13,740)	5,706	(24,235)	(12,029)	(16,667)	8,088	(8,465)
Total members’ equity	313,078	294,928	284,538	236,869	165,571	252,935	275,673	301,888	359,350
Total liabilities and members’ equity	$320,763	$303,280	$295,936	$245,561	$178,257	$262,888	$290,578	$310,079	$367,201

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Bean	Bennett	Benny	Bluebell	Bowling	Boxwood	Bradford	Brookwood	Bryant
ASSETS
Current assets:
Cash	$9,210	$7,383	$7,499	$9,768	$5,912	$22,179	$21,592	$5,814	$9,087
Prepaid expenses	-	196	952	101	769	-	102	257	95
Due from (to) third party property manager	4,005	3,677	579	3,774	1,799	6,495	4,065	3,956	3,954
Total current assets	13,214	11,257	9,031	13,643	8,480	28,674	25,759	10,027	13,136
Property and equipment, net	277,980	197,882	238,204	280,688	194,134	315,510	285,064	262,054	264,826
Total assets	$291,195	$209,139	$247,235	$294,331	$202,614	$344,183	$310,823	$272,080	$277,962

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	2,905	1,272	643	1,145	1,236	4,558	1,226	1,248	5,833
Tenant deposits	2,145	1,695	1,795	2,345	-	4,390	2,145	1,795	2,095
Due to related parties	4,179	4,830	9,600	7,953	5,228	2,847	6,854	6,347	9,508
Total current liabilities	9,229	7,797	12,038	11,443	6,464	11,795	10,225	9,390	17,436
Operational notes, related party	-	-	-	-	-	-	-	-	-
Total liabilities	9,229	7,797	12,038	11,443	6,464	11,795	10,225	9,390	17,436
Members’ equity
Members’ capital	281,192	195,048	249,301	293,967	190,606	344,325	299,871	265,417	270,042
Retained earnings (accumulated deficit)	774	6,293	(14,105)	(11,080)	5,545	(11,937)	727	(2,726)	(9,516)
Total members’ equity	281,965	201,342	235,197	282,888	196,151	332,388	300,598	262,691	260,527
Total liabilities and members’ equity	$291,195	$209,139	$247,235	$294,331	$202,614	$344,183	$310,823	$272,080	$277,962

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Caden	Camellia	Caterpillar	Chilhowee	Claremore	Collinison	Cordero	Cristalino	Ellie
ASSETS
Current assets:
Cash	$5,048	$7,649	$3,475	$11,278	$5,478	$14,600	$8,053	$8,211	$11,100
Prepaid expenses	607	258	184	673	79	-	161	384	0.01
Due from (to) third party property manager	3,795	4,153	2,840	4,291	3,313	4,034	-	5,618	-
Total current assets	9,450	12,060	6,499	16,243	8,870	18,635	8,214	14,214	11,100
Property and equipment, net	233,169	244,088	281,795	300,764	220,330	291,094	255,950	286,605	272,436
Total assets	$242,619	$256,148	$288,294	$317,006	$229,201	$309,728	$264,164	$300,818	$283,536

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	1,210	1,173	-	2,315	871	2,966	3,455	3,413	4,835
Tenant deposits	2,393	1,795	1,750	2,395	1,745	2,095	-	2,995	-
Due to related parties	7,730	7,555	4,092	5,748	8,956	3,807	4,158	6,789	3,870
Total current liabilities	11,333	10,523	5,842	10,459	11,572	8,869	7,613	13,197	8,704
Operational notes, related party	5,500	-	10,100	-	-	-	-	11,800	8,900
Total liabilities	16,833	10,523	15,942	10,459	11,572	8,869	7,613	24,997	17,604
Members’ equity
Members’ capital	249,527	245,133	318,935	301,917	234,911	300,584	272,759	313,479	299,220
Retained earnings (accumulated deficit)	(23,741)	493	(46,583)	4,631	(17,282)	275	(16,208)	(37,658)	(33,288)
Total members’ equity	225,786	245,625	272,352	306,548	217,629	300,860	256,551	275,821	265,931
Total liabilities and members’ equity	$242,619	$256,148	$288,294	$317,006	$229,201	$309,728	$264,164	$300,818	$283,536

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Emelina	Ethan	Frances	Glenncrest	Gordon	Haikey	Hamblen	Hancock	Hardman
ASSETS
Current assets:
Cash	$5,986	$6,809	$15,231	$14,445	$11,415	$8,750	$10,196	$7,279	$15,198
Prepaid expenses	261	138	-	-	176	-	635	93	-
Due from (to) third party property manager	3,608	2,953	4,221	1,213	3,816	4,146	4,767	2,276	4,963
Total current assets	9,856	9,900	19,452	15,658	15,407	12,896	15,598	9,647	20,161
Property and equipment, net	235,505	190,635	265,838	276,045	239,410	230,117	239,812	255,442	369,255
Total assets	$245,360	$200,535	$285,290	$291,702	$254,817	$243,014	$255,410	$265,089	$389,416

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	1,156	1,343	5,221	1,164	793	843	3,024	1,425	4,683
Tenant deposits	1,795	1,475	2,245	1,750	1,895	2,295	2,595	2,045	2,495
Due to related parties	9,141	5,808	3,529	6,682	3,675	7,864	4,304	8,215	4,922
Total current liabilities	12,092	8,626	10,995	9,596	6,363	11,002	9,923	11,685	12,100
Operational notes, related party	-	19,400	-	-	-	-	-	-	-
Total liabilities	12,092	28,026	10,995	9,596	6,363	11,002	9,923	11,685	12,100
Members’ equity
Members’ capital	242,587	197,650	265,918	295,426	247,997	237,625	241,930	262,857	373,041
Retained earnings (accumulated deficit)	(9,319)	(25,140)	8,377	(13,319)	458	(5,614)	3,558	(9,453)	4,274
Total members’ equity	233,268	172,509	274,295	282,106	248,454	232,011	245,488	253,404	377,315
Total liabilities and members’ equity	$245,360	$200,535	$285,290	$291,702	$254,817	$243,014	$255,410	$265,089	$389,416

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Haven	Haverhill	Haybridge	Hedgecrest	Helmerich	Hermanos	Holmes	Johnson	Keystone
ASSETS
Current assets:
Cash	$7,071	$7,384	$17,840	$11,384	$13,100	$8,110	$7,168	$20,851	$11,359
Prepaid expenses	882	257	-	-	84	1,320	110	-	-
Due from (to) third party property manager	2,906	-	5,076	-	3,072	4,907	2,980	4,427	1,634
Total current assets	10,859	7,641	22,916	11,384	16,257	14,337	10,258	25,278	12,993
Property and equipment, net	172,908	219,271	341,048	346,109	236,021	294,500	164,508	316,802	331,495
Total assets	$183,768	$226,912	$363,964	$357,493	$252,277	$308,836	$174,766	$342,081	$344,488

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	1,303	2,473	1,188	5,192	874	3,487	1,322	4,901	3,579
Tenant deposits	1,495	1,745	3,990	-	1,750	3,293	1,600	2,645	2,245
Due to related parties	5,814	4,024	7,349	7,627	6,889	7,903	5,498	3,069	4,540
Total current liabilities	8,611	8,241	12,526	12,820	9,514	14,682	8,420	10,615	10,364
Operational notes, related party	5,700	-	-	-	-	4,700	-	-	-
Total liabilities	14,311	8,241	12,526	12,820	9,514	19,382	8,420	10,615	10,364
Members’ equity
Members’ capital	178,703	229,061	364,251	368,517	245,285	309,002	168,685	332,204	338,004
Retained earnings (accumulated deficit)	(9,247)	(10,391)	(12,813)	(23,843)	(2,521)	(19,548)	(2,339)	(739)	(3,880)
Total members’ equity	169,456	218,670	351,438	344,673	242,764	289,454	166,346	331,466	334,124
Total liabilities and members’ equity	$183,768	$226,912	$363,964	$357,493	$252,277	$308,836	$174,766	$342,081	$344,488

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Langley	Laurel	Layla	Liberty	Lithonia	Lola	Lucas	Macomber	Mallard
ASSETS
Current assets:
Cash	$10,723	$17,601	$10,760	$7,694	$5,603	$8,921	$8,321	$8,254	$10,438
Prepaid expenses	1,100	-	-	86	260	-	87	94	123
Due from (to) third party property manager	5,432	4,725	4,543	4,290	6,310	4,099	3,942	4,868	2,907
Total current assets	17,254	22,326	15,303	12,071	12,174	13,020	12,351	13,216	13,467
Property and equipment, net	325,393	321,514	308,736	248,115	271,416	292,217	242,175	260,834	195,079
Total assets	$342,647	$343,840	$324,040	$260,186	$283,590	$305,237	$254,525	$274,050	$208,546

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	-	2,848	3,326	5,240	578	3,026	6,046	5,754	1,227
Tenant deposits	2,995	2,395	2,695	2,395	3,990	2,345	2,395	2,695	1,495
Due to related parties	2,302	3,478	4,427	5,377	6,669	4,125	3,614	7,417	4,562
Total current liabilities	5,297	8,721	10,448	13,011	11,237	9,496	12,055	15,866	7,284
Operational notes, related party	-	-	-	8,000	24,300	-	-	-	-
Total liabilities	5,297	8,721	10,448	21,011	35,537	9,496	12,055	15,866	7,284
Members’ equity
Members’ capital	347,200	339,661	314,875	252,617	288,794	291,983	258,837	272,658	202,315
Retained earnings (accumulated deficit)	(9,850)	(4,542)	(1,284)	(13,442)	(40,740)	3,757	(16,367)	(14,474)	(1,052)
Total members’ equity	337,350	335,118	313,591	239,175	248,053	295,741	242,471	258,184	201,263
Total liabilities and members’ equity	$342,647	$343,840	$324,040	$260,186	$283,590	$305,237	$254,525	$274,050	$208,546

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Marcy	Meridian	Metallo	Misty	Montgomery	Northbrook	Northridge	Oakland	Palmore
ASSETS
Current assets:
Cash	$6,595	$3,298	$13,131	$24,756	$8,198	$14,424	$9,949	$14,331	$704
Prepaid expenses	-	181	-	-	129	-	-	0	2,688
Due from (to) third party property manager	4,149	3,856	3,695	7,780	4,029	3,587	3,590	4,543	-
Total current assets	10,744	7,336	16,826	32,536	12,357	18,011	13,539	18,873	3,391
Property and equipment, net	170,599	253,152	287,835	336,547	200,437	268,450	248,360	292,018	190,941
Total assets	$181,342	$260,488	$304,661	$369,082	$212,794	$286,460	$261,900	$310,891	$194,332

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	1,383	1,089	4,368	1,302	1,289	5,751	1,516	3,258	6,727
Tenant deposits	2,690	1,850	1,995	5,190	2,468	1,895	1,650	2,445	-
Due to related parties	2,429	6,089	1,912	8,175	5,836	3,619	3,354	3,028	6,784
Total current liabilities	6,501	9,029	8,275	14,667	9,593	11,265	6,520	8,731	13,511
Operational notes, related party	-	-	-	-	10,700	-	-	-	-
Total liabilities	6,501	9,029	8,275	14,667	20,293	11,265	6,520	8,731	13,511
Members’ equity
Members’ capital	178,926	264,319	318,286	358,043	211,003	281,694	277,020	309,394	201,484
Retained earnings (accumulated deficit)	(4,085)	(12,860)	(21,901)	(3,628)	(18,502)	(6,499)	(21,640)	(7,233)	(20,662)
Total members’ equity	174,841	251,459	296,385	354,415	192,501	275,195	255,380	302,160	180,821
Total liabilities and members’ equity	$181,342	$260,488	$304,661	$369,082	$212,794	$286,460	$261,900	$310,891	$194,332

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Pebblestone	Perdita	Phoebe	Pongo	Portsmouth	Presidio	Rachel	Ratliff	Riverwood
ASSETS
Current assets:
Cash	$10,154	$17,167	$13,273	$21,033	$2,270	$7,747	$11,023	$10,698	$4,342
Prepaid expenses	-	110	-	110	134	-	-	-	98
Due from (to) third party property manager	4,970	4,053	4,245	-	-	3,397	4,086	4,616	-
Total current assets	15,125	21,330	17,518	21,143	2,404	11,144	15,109	15,314	4,440
Property and equipment, net	321,615	310,866	264,391	310,866	204,378	234,750	275,368	303,936	274,950
Total assets	$336,739	$332,197	$281,909	$332,009	$206,782	$245,893	$290,477	$319,250	$279,390

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	3,622	1,176	3,041	1,415	2,514	3,701	2,250	2,061	1,334
Tenant deposits	2,795	2,095	2,145	-	1,495	1,745	1,995	2,345	-
Due to related parties	4,264	7,409	2,855	7,529	5,033	1,520	3,643	4,348	3,888
Total current liabilities	10,682	10,680	8,041	8,944	9,041	6,966	7,888	8,754	5,222
Operational notes, related party	-	-	-	-	-	-	-	-	6,000
Total liabilities	10,682	10,680	8,041	8,944	9,041	6,966	7,888	8,754	11,222
Members’ equity
Members’ capital	322,951	330,804	279,385	330,070	211,719	260,529	285,353	312,559	301,786
Retained earnings (accumulated deficit)	3,107	(9,287)	(5,516)	(7,005)	(13,978)	(21,601)	(2,764)	(2,064)	(33,618)
Total members’ equity	326,058	321,517	273,869	323,065	197,741	238,927	282,589	310,495	268,168
Total liabilities and members’ equity	$336,739	$332,197	$281,909	$332,009	$206,782	$245,893	$290,477	$319,250	$279,390

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Roanoke	Robinson	Ross	Sansa	Sedgefield	Seneca	Sheezy	Sherwood	Spangler
ASSETS
Current assets:
Cash	$15,280	$26,868	$18,303	$11,946	$26,098	$18,665	$7,284	$631	$13,075
Prepaid expenses	1,280	-	-	-	-	-	181	64	-
Due from (to) third party property manager	5,222	5,100	5,031	2,895	5,173	4,536	3,213	444	5,047
Total current assets	21,781	31,969	23,333	14,841	31,271	23,201	10,677	1,139	18,122
Property and equipment, net	314,574	313,956	317,692	170,599	282,423	287,404	216,331	163,473	378,344
Total assets	$336,354	$345,925	$341,026	$185,439	$313,695	$310,605	$227,009	$164,612	$396,466

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	-	4,774	3,103	3,289	1,167	1,128	3,790	1,321	1,318
Tenant deposits	2,495	2,595	2,545	1,395	3,243	2,695	2,045	1,445	2,995
Due to related parties	4,795	2,544	4,241	2,438	2,806	2,531	4,123	5,967	2,418
Total current liabilities	7,290	9,914	9,889	7,121	7,216	6,354	9,958	8,733	6,731
Operational notes, related party	-	-	-	-	-	-	-	-	-
Total liabilities	7,290	9,914	9,889	7,121	7,216	6,354	9,958	8,733	6,731
Members’ equity
Members’ capital	321,449	336,500	322,030	176,353	314,644	308,043	212,200	178,732	414,428
Retained earnings (accumulated deficit)	7,616	(489)	9,107	1,965	(8,165)	(3,793)	4,851	(22,852)	(24,692)
Total members’ equity	329,065	336,011	331,137	178,318	306,479	304,250	217,050	155,880	389,735
Total liabilities and members’ equity	$336,354	$345,925	$341,026	$185,439	$313,695	$310,605	$227,009	$164,612	$396,466

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Summerglen	Tansel	Thomas	Tomlinson	Tytus	Vanzant	Watson	Westhaven	Wheeler
ASSETS
Current assets:
Cash	$7,409	$8,065	$5,351	$8,009	$16,773	$6,993	$10,942	$7,364	$16,527
Prepaid expenses	149	110	203	-	89	-	110	158	129
Due from (to) third party property manager	3,364	4,562	3,614	3,980	4,439	4,781	2,899	3,904	57
Total current assets	10,922	12,737	9,169	11,989	21,301	11,774	13,951	11,425	16,713
Property and equipment, net	226,467	305,092	205,013	237,836	243,975	337,528	164,508	238,563	194,770
Total assets	$237,389	$317,828	$214,182	$249,825	$265,276	$349,302	$178,459	$249,989	$211,483

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	910	618	1,300	1,430	5,049	2,365	1,322	1,982	1,236
Tenant deposits	1,795	2,295	1,695	2,250	2,495	2,695	1,600	2,145	-
Due to related parties	7,049	4,521	7,791	5,986	3,710	4,479	2,901	8,068	5,050
Total current liabilities	9,754	7,435	10,786	9,666	11,254	9,539	5,823	12,195	6,285
Operational notes, related party	-	5,500	-	-	-	-	-	-	-
Total liabilities	9,754	12,935	10,786	9,666	11,254	9,539	5,823	12,195	6,285
Members’ equity
Members’ capital	227,477	329,270	207,558	269,956	247,401	347,110	171,913	246,794	192,821
Retained earnings (accumulated deficit)	157	(24,376)	(4,162)	(29,797)	6,621	(7,348)	724	(9,000)	12,376
Total members’ equity	227,635	304,894	203,397	240,159	254,022	339,763	172,636	237,794	205,198
Total liabilities and members’ equity	$237,389	$317,828	$214,182	$249,825	$265,276	$349,302	$178,459	$249,989	$211,483

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Williamson	Woodland	Woodwind	Wynde	Wyndhurst	Zane	Consolidated
ASSETS
Current assets:
Cash	$6,845	$5,923	$3,710	$7,666	$18,563	$12,979	$1,054,521
Prepaid expenses	174	84	234	86	-	60	19,459
Due from (to) third party property manager	688	1,094	3,114	4,086	3,061	-	334,841
Total current assets	7,707	7,101	7,058	11,839	21,624	13,040	1,408,820
Property and equipment, net	269,239	153,685	238,285	237,228	295,149	160,247	25,012,345
Total assets	$276,945	$160,786	$245,343	$249,067	$316,774	$173,286	$26,421,165

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	1,215	1,284	1,283	1,135	1,352	6,037	$226,926
Tenant deposits	1,850	1,295	1,595	2,395	1,745	1,275	198,055
Due to related parties	3,939	5,280	9,100	7,413	5,999	3,690	502,389
Total current liabilities	7,004	7,860	11,977	10,943	9,096	11,002	927,370
Operational notes, related party	-	-	-	5,800	-	-	132,400
Total liabilities	7,004	7,860	11,977	16,743	9,096	11,002	1,059,770
Members’ equity
Members’ capital	279,866	160,193	249,152	247,769	316,503	159,440	26,231,825
Retained earnings (accumulated deficit)	(9,925)	(7,266)	(15,786)	(15,444)	(8,825)	2,844	(870,430)
Total members’ equity	269,941	152,927	233,366	232,325	307,677	162,284	25,361,395
Total liabilities and members’ equity	$276,945	$160,786	$245,343	$249,067	$316,774	$173,286	$26,421,165

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Adams	Antares	Aramis	Arkoma	Arya	Aspen	Athos	Barclay	Bayne
Rental income	$13,035	$10,031	$12,750	$10,470	$8,100	$11,357	$13,050	$12,330	$15,120

Operating expenses:
Depreciation	4,197	4,257	4,123	3,245	2,466	3,679	4,578	4,208	4,807
Insurance	630	604	688	544	423	609	2,326	554	779
Management fees	486	570	421	420	569	679	452	420	420
Management fees, related party	1,535	1,442	1,570	1,129	768	1,033	1,494	1,487	1,832
Repairs & maintenance	350	2,475	68	-	951	-	316	-	-
Property taxes	1,953	1,674	1,699	3,679	1,847	1,616	3,007	1,519	2,321
Other operating expenses	2,086	2,646	1,709	1,105	1,160	1,559	1,486	908	1,088
Total operating expenses	11,237	13,667	10,278	10,122	8,185	9,175	13,657	9,097	11,247

Income (loss) from operations	1,798	(3,636)	2,472	348	(85)	2,181	(607)	3,233	3,873

Other expense (income)
Interest expense	-	-	-	-	214	-	-	-	-
Total other income (expense)	-	-	-	-	214	-	-	-	-

Net income (loss)	$1,798	$(3,636)	$2,472	$348	$(299)	$2,181	$(607)	$3,233	$3,873

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Bean	Bennett	Benny	Bluebell	Bowling	Boxwood	Bradford	Brookwood	Bryant
Rental income	$13,900	$10,770	$11,190	$12,720	$9,600	$13,170	$11,940	$11,980	$12,960

Operating expenses:
Depreciation	4,029	2,910	3,503	4,108	2,862	4,420	4,180	3,854	4,392
Insurance	687	474	1,436	672	529	645	544	510	1,914
Management fees	420	646	487	606	576	472	420	715	425
Management fees, related party	1,570	850	1,240	1,498	816	1,601	1,450	1,085	1,457
Repairs & maintenance	-	2,121	818	1,448	1,075	-	-	-	-
Property taxes	2,167	962	1,945	2,330	814	2,252	1,907	2,028	2,953
Other operating expenses	213	1,045	1,995	736	1,618	2,127	932	1,609	1,365
Total operating expenses	9,086	9,010	11,423	11,396	8,291	11,518	9,434	9,801	12,505

Income (loss) from operations	4,814	1,760	(233)	1,324	1,309	1,652	2,506	2,179	455

Other expense (income)
Interest expense	-	-	-	-	-	-	-	-	-
Total other income (expense)	-	-	-	-	-	-	-	-	-

Net income (loss)	$4,814	$1,760	$(233)	$1,324	$1,309	$1,652	$2,506	$2,179	$455

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Caden	Camellia	Caterpillar	Chilhowee	Claremore	Collinison	Cordero	Cristalino	Ellie
Rental income	$9,770	$11,430	$10,500	$14,670	$8,125	$12,735	$8,858	$7,635	$11,519

Operating expenses:
Depreciation	3,437	4,811	4,124	4,471	3,232	4,666	3,860	4,225	3,948
Insurance	620	625	2,708	781	1,086	632	520	856	737
Management fees	478	686	630	420	1,418	441	703	1,074	774
Management fees, related party	1,112	994	1,110	1,725	1,004	1,502	1,124	1,331	1,361
Repairs & maintenance	213	250	1,400	-	7,793	-	1,145	2,302	3,223
Property taxes	721	1,636	2,467	1,419	1,232	1,968	1,627	2,327	2,019
Other operating expenses	1,011	529	1,359	1,342	2,870	1,961	2,961	2,356	2,274
Total operating expenses	7,593	9,529	13,798	10,158	18,634	11,170	11,939	14,471	14,337

Income (loss) from operations	2,177	1,901	(3,298)	4,512	(10,509)	1,565	(3,081)	(6,836)	(2,818)

Other expense (income)
Interest expense	196	-	326	-	3	-	-	382	288
Total other income (expense)	196	-	326	-	3	-	-	382	288

Net income (loss)	$1,981	$1,901	$(3,624)	$4,512	$(10,512)	$1,565	$(3,081)	$(7,218)	$(3,107)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Emelina	Ethan	Frances	Glenncrest	Gordon	Haikey	Hamblen	Hancock	Hardman
Rental income	$10,770	$8,940	$12,480	$8,936	$13,976	$11,070	$12,863	$13,969	$15,450

Operating expenses:
Depreciation	4,121	4,147	3,837	3,991	3,512	3,368	3,527	4,227	5,326
Insurance	651	526	575	638	575	1,127	616	729	621
Management fees	553	767	420	426	735	420	521	425	531
Management fees, related party	1,192	874	1,412	1,295	1,463	1,199	1,308	1,627	1,979
Repairs & maintenance	1,100	2,433	-	149	3,154	-	-	425	600
Property taxes	1,347	1,097	1,957	1,903	2,320	1,898	1,323	1,723	2,977
Other operating expenses	1,365	1,990	807	765	1,397	1,224	2,201	29	1,037
Total operating expenses	10,328	11,834	9,008	9,168	13,156	9,236	9,496	9,184	13,071

Income (loss) from operations	442	(2,894)	3,472	(232)	820	1,834	3,367	4,784	2,379

Other expense (income)
Interest expense	-	630	-	-	-	-	-	-	-
Total other income (expense)	-	630	-	-	-	-	-	-	-

Net income (loss)	$442	$(3,524)	$3,472	$(232)	$820	$1,834	$3,367	$4,784	$2,379

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Haven	Haverhill	Haybridge	Hedgecrest	Helmerich	Hermanos	Holmes	Johnson	Keystone
Rental income	$9,040	$10,851	$11,970	$5,369	$7,494	$13,290	$8,250	$15,539	$12,353

Operating expenses:
Depreciation	2,549	3,225	4,931	5,538	3,462	5,914	2,419	4,510	4,784
Insurance	482	589	603	603	1,081	708	419	687	823
Management fees	460	435	420	504	559	444	420	420	484
Management fees, related party	876	1,245	1,618	1,300	1,053	1,573	769	1,801	1,609
Repairs & maintenance	-	3,399	-	2,705	1,123	-	-	-	635
Property taxes	458	2,064	1,825	2,114	1,340	2,343	1,872	2,397	2,443
Other operating expenses	2,642	1,123	986	4,320	2,157	2,478	1,132	1,364	1,965
Total operating expenses	7,466	12,079	10,382	17,083	10,774	13,461	7,032	11,179	12,742

Income (loss) from operations	1,574	(1,228)	1,588	(11,714)	(3,280)	(171)	1,218	4,359	(389)

Other expense (income)
Interest expense	203	-	-	-	-	152	-	-	-
Total other income (expense)	203	-	-	-	-	152	-	-	-

Net income (loss)	$1,370	$(1,228)	$1,588	$(11,714)	$(3,280)	$(323)	$1,218	$4,359	$(389)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Langley	Laurel	Layla	Liberty	Lithonia	Lola	Lucas	Macomber	Mallard
Rental income	$12,912	$14,370	$13,635	$11,780	$6,251	$13,140	$11,670	$13,470	$8,970

Operating expenses:
Depreciation	4,559	4,631	4,453	5,545	4,963	4,687	4,070	4,286	2,862
Insurance	829	737	774	1,681	632	634	1,974	2,094	542
Management fees	781	466	420	428	563	451	450	420	425
Management fees, related party	1,743	1,865	1,642	1,272	974	1,535	1,279	1,483	922
Repairs & maintenance	3,527	-	-	78	3,268	310	300	-	50
Property taxes	2,342	2,581	2,198	2,555	3,643	1,723	3,079	2,972	827
Other operating expenses	2,440	1,095	1,612	1,695	1,499	918	1,663	1,283	987
Total operating expenses	16,220	11,375	11,098	13,254	15,542	10,258	12,815	12,537	6,615

Income (loss) from operations	(3,308)	2,995	2,537	(1,474)	(9,291)	2,882	(1,145)	933	2,355

Other expense (income)
Interest expense	-	-	-	286	871	-	-	-	-
Total other income (expense)	-	-	-	286	871	-	-	-	-

Net income (loss)	$(3,308)	$2,995	$2,537	$(1,759)	$(10,162)	$2,882	$(1,145)	$933	$2,355

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Marcy	Meridian	Metallo	Misty	Montgomery	Northbrook	Northridge	Oakland	Palmore
Rental income	$6,802	$11,091	$10,620	$15,810	$10,170	$11,480	$9,900	$6,660	$7,130

Operating expenses:
Depreciation	2,466	4,492	4,008	4,723	4,173	3,872	3,535	4,222	3,455
Insurance	423	752	608	911	550	575	596	670	1,385
Management fees	512	461	425	470	649	440	426	748	383
Management fees, related party	734	1,262	1,312	1,880	1,009	1,344	1,182	1,244	820
Repairs & maintenance	1,032	259	-	-	1,700	-	50	3,487	325
Property taxes	2,652	1,041	1,270	2,487	1,164	2,237	1,139	2,088	531
Other operating expenses	1,992	1,314	1,139	1,751	1,979	400	860	1,214	4,926
Total operating expenses	9,812	9,582	8,762	12,222	11,224	8,868	7,787	13,673	11,826

Income (loss) from operations	(3,011)	1,509	1,858	3,588	(1,054)	2,612	2,113	(7,013)	(4,696)

Other expense (income)
Interest expense	-	-	-	-	382	-	-	-	191
Total other income (expense)	-	-	-	-	382	-	-	-	191

Net income (loss)	$(3,011)	$1,509	$1,858	$3,588	$(1,435)	$2,612	$2,113	$(7,013)	$(4,888)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Pebblestone	Perdita	Phoebe	Pongo	Portsmouth	Presidio	Rachel	Ratliff	Riverwood
Rental income	$13,920	$12,570	$12,060	$7,180	$8,822	$10,470	$11,970	$12,840	$10,483

Operating expenses:
Depreciation	4,642	4,560	3,818	4,560	3,531	3,288	3,972	4,394	5,020
Insurance	823	621	632	621	488	550	632	634	695
Management fees	430	435	462	616	564	456	462	481	515
Management fees, related party	1,703	1,583	1,373	1,292	925	1,144	1,403	1,565	1,187
Repairs & maintenance	(10)	150	-	1,297	1,595	-	-	-	6,941
Property taxes	2,155	2,029	2,214	2,029	1,226	5,130	2,860	1,508	4,129
Other operating expenses	634	915	1,181	2,442	844	629	1,553	2,291	2,320
Total operating expenses	10,378	10,293	9,681	12,857	9,171	11,197	10,882	10,873	20,807

Income (loss) from operations	3,542	2,277	2,379	(5,677)	(350)	(727)	1,088	1,967	(10,324)

Other expense (income)
Interest expense	-	-	-	-	-	-	-	-	195
Total other income (expense)	-	-	-	-	-	-	-	-	195

Net income (loss)	$3,542	$2,277	$2,379	$(5,677)	$(350)	$(727)	$1,088	$1,967	$(10,519)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Roanoke	Robinson	Ross	Sansa	Sedgefield	Seneca	Sheezy	Sherwood	Spangler
Rental income	$15,450	$3,555	$14,400	$8,900	$10,130	$9,157	$11,340	$7,320	$15,270

Operating expenses:
Depreciation	4,604	4,409	4,582	2,466	4,014	4,057	3,215	2,398	5,872
Insurance	802	643	805	423	639	693	536	421	940
Management fees	420	556	462	420	496	903	513	636	705
Management fees, related party	1,821	1,179	1,731	832	1,438	1,331	1,186	691	1,948
Repairs & maintenance	-	1,131	-	-	(3,893)	4,332	1,008	719	570
Property taxes	2,379	1,971	2,792	5	2,026	1,649	1,680	1,818	2,224
Other operating expenses	1,900	2,266	1,723	1,617	1,581	1,735	962	1,310	1,349
Total operating expenses	11,926	12,155	12,095	5,764	6,301	14,700	9,101	7,992	13,608

Income (loss) from operations	3,524	(8,600)	2,305	3,136	3,828	(5,544)	2,239	(672)	1,662

Other expense (income)
Interest expense	-	-	-	-	-	-	-	1	-
Total other income (expense)	-	-	-	-	-	-	-	1	-

Net income (loss)	$3,524	$(8,600)	$2,305	$3,136	$3,828	$(5,544)	$2,239	$(673)	$1,662

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Summerglen	Tansel	Thomas	Tomlinson	Tytus	Vanzant	Watson	Westhaven	Wheeler
Rental income	$11,100	$13,770	$10,221	$10,800	$12,750	$13,635	$8,250	$11,670	$2,127

Operating expenses:
Depreciation	3,330	4,476	3,015	3,332	3,579	4,862	2,419	3,508	2,864
Insurance	1,025	1,482	436	575	533	545	419	526	529
Management fees	420	711	613	464	473	460	425	420	637
Management fees, related party	1,194	1,661	862	1,179	1,380	1,736	769	1,279	670
Repairs & maintenance	-	1,520	-	-	531	350	50	-	1,590
Property taxes	1,451	2,134	1,253	1,036	1,765	6,957	1,872	2,735	814
Other operating expenses	1,257	1,497	1,059	881	646	947	1,156	1,176	2,884
Total operating expenses	8,678	13,480	7,238	7,466	8,907	15,857	7,109	9,644	9,989

Income (loss) from operations	2,422	290	2,983	3,334	3,843	(2,222)	1,141	2,026	(7,862)

Other expense (income)
Interest expense	-	174	-	-	-	-	-	-	-
Total other income (expense)	-	174	-	-	-	-	-	-	-

Net income (loss)	$2,422	$116	$2,983	$3,334	$3,843	$(2,222)	$1,141	$2,026	$(7,862)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Williamson	Woodland	Woodwind	Wynde	Wyndhurst	Zane	Consolidated
Rental income	$11,100	$6,419	$9,540	$13,515	$10,470	$8,010	$1,057,395

Operating expenses:
Depreciation	3,940	2,927	3,504	4,024	4,257	2,966	381,388
Insurance	563	456	460	738	705	461	72,606
Management fees	1,191	649	572	638	420	420	51,733
Management fees, related party	1,323	923	956	1,481	1,352	710	124,615
Repairs & maintenance	7,764	2,940	476	1,394	-	-	86,513
Property taxes	2,701	758	1,369	1,622	1,062	749	190,119
Other operating expenses	1,550	2,169	1,133	990	355	938	145,687
Total operating expenses	19,032	10,821	8,470	10,887	8,151	6,244	1,052,661

Income (loss) from operations	(7,932)	(4,403)	1,070	2,628	2,319	1,766	4,734

Other expense (income)
Interest expense	-	-	88	206	-	-	4,788
Total other income (expense)	-	-	88	206	-	-	4,788

Net income (loss)	$(7,932)	$(4,403)	$982	$2,422	$2,319	$1,766	$(54)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Adams	Antares	Aramis	Arkoma	Arya	Aspen	Athos	Barclay	Bayne
Rental income	$12,820	$11,670	$12,270	$9,022	$8,370	$13,640	$12,570	$12,030	$12,600

Operating expenses:
Depreciation	4,197	4,257	4,123	3,245	2,466	3,679	4,578	4,208	4,807
Insurance	654	593	675	534	669	598	2,283	544	776
Management fees	489	420	479	451	420	661	466	431	425
Management fees, related party	1,518	1,444	1,462	1,013	790	1,650	1,456	1,453	1,457
Repairs & maintenance	695	-	670	120	-	880	390	-	50
Property taxes	1,662	1,592	1,784	1,199	605	1,311	2,814	1,241	1,912
Other operating expenses	5,210	1,083	1,202	1,541	1,028	258	1,238	1,565	6,063
Total operating expenses	14,425	9,388	10,394	8,103	5,979	9,037	13,225	9,442	15,490

Income (loss) from operations	(1,605)	2,282	1,876	919	2,391	4,603	(655)	2,588	(2,890)

Other expense (income)
Interest expense	540	-	-	-	164	-	-	-	2,260
Other income	-	-	-	-	-	-	-	-	-
Total other income (expense)	540	-	-	-	164	-	-	-	2,260

Net income (loss)	$(2,145)	$2,282	$1,876	$919	$2,228	$4,603	$(655)	$2,588	$(5,150)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Bean	Bennett	Benny	Bluebell	Bowling	Boxwood	Bradford	Brookwood	Bryant
Rental income	$12,870	$10,170	$10,770	$12,720	$9,360	$9,278	$11,520	$11,220	$12,570

Operating expenses:
Depreciation	4,029	2,910	3,503	4,108	2,862	4,420	4,180	3,854	4,392
Insurance	674	466	1,410	661	520	630	534	501	1,879
Management fees	420	610	491	420	555	452	420	673	447
Management fees, related party	1,488	872	1,207	1,498	849	1,230	1,417	1,103	1,425
Repairs & maintenance	-	-	710	-	427	672	-	297	200
Property taxes	1,488	737	1,834	2,363	814	1,783	1,253	1,829	2,744
Other operating expenses	2,240	1,181	1,137	840	1,251	6,919	1,462	1,106	1,573
Total operating expenses	10,338	6,776	10,291	9,889	7,279	16,106	9,267	9,363	12,660

Income (loss) from operations	2,532	3,394	479	2,831	2,081	(6,828)	2,253	1,857	(90)

Other expense (income)
Interest expense	-	-	-	-	-	3,080	-	-	-
Other income	-	-	-	-	-	-	-	-	-
Total other income (expense)	-	-	-	-	-	3,080	-	-	-

Net income (loss)	$2,532	$3,394	$479	$2,831	$2,081	$(9,908)	$2,253	$1,857	$(90)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Caden	Camellia	Caterpillar	Chilhowee	Claremore	Collinison	Cordero	Cristalino	Ellie
Rental income	$9,570	$11,034	$8,975	$14,370	$9,120	$12,570	$12,270	$15,270	$7,758

Operating expenses:
Depreciation	3,437	4,811	4,124	4,471	3,232	4,666	3,860	4,225	3,948
Insurance	609	613	2,854	767	1,066	867	510	840	723
Management fees	585	658	646	424	420	980	472	439	866
Management fees, related party	1,166	1,031	1,115	1,701	1,013	1,489	1,327	1,732	1,201
Repairs & maintenance	1,732	-	3,175	-	-	457	515	190	6,006
Property taxes	674	1,677	2,292	536	1,263	947	1,624	2,407	1,577
Other operating expenses	1,333	1,717	1,874	2,871	1,184	3,067	1,094	1,044	5,102
Total operating expenses	9,536	10,507	16,080	10,770	8,178	12,472	9,402	10,877	19,423

Income (loss) from operations	34	527	(7,105)	3,600	942	98	2,868	4,393	(11,666)

Other expense (income)
Interest expense	206	-	-	-	-	-	-	630	-
Other income	-	-	-	-	-	-	-	-	-
Total other income (expense)	206	-	-	-	-	-	-	630	-

Net income (loss)	$(172)	$527	$(7,105)	$3,600	$942	$98	$2,868	$3,763	$(11,666)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Emelina	Ethan	Frances	Glenncrest	Gordon	Haikey	Hamblen	Hancock	Hardman
Rental income	$8,227	$8,850	$12,180	$9,975	$11,370	$10,710	$9,381	$12,940	$14,970

Operating expenses:
Depreciation	4,121	4,147	3,837	3,991	3,512	3,368	3,527	4,227	5,326
Insurance	639	517	564	892	564	1,107	604	716	784
Management fees	662	555	451	433	457	465	656	498	433
Management fees, related party	1,052	867	1,388	1,318	1,255	1,171	1,169	1,425	1,940
Repairs & maintenance	1,027	1,197	-	553	370	449	1,356	780	125
Property taxes	1,347	1,026	299	913	1,565	1,754	1,038	1,645	1,814
Other operating expenses	1,504	1,026	1,539	762	2,075	1,452	3,204	1,559	2,294
Total operating expenses	10,352	9,334	8,079	8,861	9,798	9,765	11,553	10,849	12,715

Income (loss) from operations	(2,125)	(484)	4,101	1,114	1,572	945	(2,172)	2,091	2,255

Other expense (income)
Interest expense	-	488	-	-	-	-	-	-	-
Other income	-	-	-	-	-	-	-	-	-
Total other income (expense)	-	488	-	-	-	-	-	-	-

Net income (loss)	$(2,125)	$(972)	$4,101	$1,114	$1,572	$945	$(2,172)	$2,091	$2,255

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Haven	Haverhill	Haybridge	Hedgecrest	Helmerich	Hermanos	Holmes	Johnson	Keystone
Rental income	$8,970	$10,081	$6,532	$11,449	$10,052	$13,170	$6,405	$14,520	$15,253

Operating expenses:
Depreciation	2,549	3,225	4,931	5,336	3,462	5,914	2,419	4,510	4,784
Insurance	473	578	829	829	1,061	695	411	647	808
Management fees	470	735	380	497	420	472	914	463	420
Management fees, related party	853	879	1,349	1,576	1,147	1,553	765	1,720	1,841
Repairs & maintenance	500	-	1,005	(5,304)	-	409	6,154	425	-
Property taxes	429	1,787	1,345	1,335	1,367	2,340	593	1,062	1,139
Other operating expenses	986	1,648	2,529	1,818	1,084	945	2,726	1,975	2,382
Total operating expenses	6,260	8,853	12,369	6,086	8,541	12,327	13,985	10,801	11,375

Income (loss) from operations	2,710	1,227	(5,837)	5,363	1,511	843	(7,580)	3,719	3,878

Other expense (income)
Interest expense	182	-	-	-	-	245	-	-	-
Other income	-	-	-	-	-	-	-	-	-
Total other income (expense)	182	-	-	-	-	245	-	-	-

Net income (loss)	$2,529	$1,227	$(5,837)	$5,363	$1,511	$597	$(7,580)	$3,719	$3,878

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Langley	Laurel	Layla	Liberty	Lithonia	Lola	Lucas	Macomber	Mallard
Rental income	$15,270	$13,770	$13,370	$11,670	$11,970	$12,720	$6,354	$13,320	$8,725

Operating expenses:
Depreciation	4,559	4,631	4,453	5,545	4,963	4,144	4,070	4,286	2,862
Insurance	923	723	1,114	1,650	621	870	1,938	2,055	532
Management fees	784	420	430	433	718	474	603	448	444
Management fees, related party	1,797	1,687	1,621	1,264	1,128	1,501	1,022	1,471	972
Repairs & maintenance	3,639	-	100	125	144	542	2,342	284	(28)
Property taxes	1,982	1,496	1,064	2,272	2,779	930	2,532	2,696	827
Other operating expenses	4,032	1,491	2,596	1,227	1,866	2,526	3,230	1,034	390
Total operating expenses	17,715	10,448	11,377	12,515	12,221	10,987	15,737	12,274	6,000

Income (loss) from operations	(2,445)	3,322	1,993	(845)	(251)	1,734	(9,383)	1,046	2,725

Other expense (income)
Interest expense	663	-	-	300	911	-	-	-	-
Other income	-	-	-	-	-	-	-	-	-
Total other income (expense)	663	-	-	300	911	-	-	-	-

Net income (loss)	$(3,108)	$3,322	$1,993	$(1,145)	$(1,162)	$1,734	$(9,383)	$1,046	$2,725

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Marcy	Meridian	Metallo	Misty	Montgomery	Northbrook	Northridge	Oakland	Palmore
Rental income	$8,155	$11,055	$1,888	$15,570	$9,870	$11,370	$6,780	$13,320	$8,022

Operating expenses:
Depreciation	2,466	4,492	3,340	4,723	4,173	3,872	3,535	4,222	3,455
Insurance	669	739	538	978	540	564	585	1,009	594
Management fees	470	519	494	486	480	420	420	420	835
Management fees, related party	772	1,259	959	1,850	985	1,336	1,212	1,567	824
Repairs & maintenance	505	991	3,493	120	425	-	-	-	3,318
Property taxes	858	1,010	1,635	1,898	1,089	1,810	1,205	815	497
Other operating expenses	1,226	1,056	6,049	2,156	813	1,584	1,726	1,510	1,256
Total operating expenses	6,968	10,065	16,508	12,210	8,504	9,586	8,684	9,543	10,779

Income (loss) from operations	1,187	990	(14,620)	3,360	1,366	1,784	(1,904)	3,777	(2,757)

Other expense (income)
Interest expense	-	-	1,657	-	401	-	-	-	-
Other income	-	-	-	-	-	-	-	-	-
Total other income (expense)	-	-	1,657	-	401	-	-	-	-

Net income (loss)	$1,187	$990	$(16,277)	$3,360	$965	$1,784	$(1,904)	$3,777	$(2,757)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Pebblestone	Perdita	Phoebe	Pongo	Portsmouth	Presidio	Rachel	Ratliff	Riverwood
Rental income	$13,770	$11,970	$11,790	$12,570	$12,978	$7,352	$9,985	$12,720	$10,573

Operating expenses:
Depreciation	4,642	4,560	3,818	4,560	3,331	3,288	3,972	4,394	5,020
Insurance	808	610	621	610	479	582	835	920	682
Management fees	565	420	454	420	1,126	382	425	477	651
Management fees, related party	1,691	1,535	1,352	1,583	1,257	883	1,253	1,555	1,450
Repairs & maintenance	1,145	-	335	-	610	370	50	-	-
Property taxes	1,174	1,336	932	1,336	1,157	1,273	968	447	2,201
Other operating expenses	2,318	1,502	2,745	1,502	1,208	6,261	3,273	2,269	1,737
Total operating expenses	12,342	9,963	10,255	10,011	9,169	13,039	10,775	10,062	11,741

Income (loss) from operations	1,428	2,007	1,535	2,559	3,809	(5,687)	(790)	2,658	(1,168)

Other expense (income)
Interest expense	-	-	-	-	-	2,576	-	-	-
Other income	-	-	-	-	-	-	-	-	-
Total other income (expense)	-	-	-	-	-	2,576	-	-	-

Net income (loss)	$1,428	$2,007	$1,535	$2,559	$3,809	$(8,263)	$(790)	$2,658	$(1,168)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Roanoke	Robinson	Ross	Sansa	Sedgefield	Seneca	Sheezy	Sherwood	Spangler
Rental income	$14,970	$14,170	$14,000	$8,370	$14,140	$13,470	$11,200	$8,370	$7,041

Operating expenses:
Depreciation	4,604	4,409	4,582	2,466	4,014	4,057	3,215	2,398	5,872
Insurance	788	669	1,103	669	788	802	526	414	951
Management fees	429	420	428	431	515	420	477	516	467
Management fees, related party	1,783	1,680	1,699	779	1,609	1,542	1,175	775	1,308
Repairs & maintenance	90	-	75	-	150	-	658	963	1,770
Property taxes	2,199	1,777	1,249	990	1,407	1,622	1,238	576	2,101
Other operating expenses	840	1,986	2,137	1,066	1,920	2,569	1,742	971	6,755
Total operating expenses	10,732	10,942	11,273	6,401	10,403	11,012	9,031	6,613	19,224

Income (loss) from operations	4,238	3,228	2,727	1,969	3,737	2,458	2,169	1,757	(12,183)

Other expense (income)
Interest expense	-	-	-	-	-	-	-	-	2,489
Other income	-	-	-	-	-	-	-	-	-
Total other income (expense)	-	-	-	-	-	-	-	-	2,489

Net income (loss)	$4,238	$3,228	$2,727	$1,969	$3,737	$2,458	$2,169	$1,757	$(14,672)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Summerglen	Tansel	Thomas	Tomlinson	Tytus	Vanzant	Watson	Westhaven	Wheeler
Rental income	$10,770	$10,927	$7,180	$5,880	$12,270	$13,470	$8,370	$11,520	$10,291

Operating expenses:
Depreciation	3,330	4,476	3,015	3,332	3,579	4,862	2,419	3,508	2,864
Insurance	1,007	1,454	428	610	523	535	411	517	520
Management fees	503	442	431	1,790	420	570	420	450	420
Management fees, related party	1,237	1,574	802	712	1,342	1,723	779	1,267	1,027
Repairs & maintenance	550	1,615	4,985	15,096	-	1,503	-	300	-
Property taxes	1,377	1,670	1,051	1,347	1,839	2,546	593	1,745	814
Other operating expenses	903	3,130	1,994	5,424	770	984	1,068	1,340	1,096
Total operating expenses	8,908	14,361	12,705	28,312	8,472	12,723	5,691	9,127	6,742

Income (loss) from operations	1,862	(3,434)	(5,525)	(22,432)	3,798	747	2,679	2,393	3,550

Other expense (income)
Interest expense	-	-	-	4,156	-	-	-	-	-
Other income	-	-	-	-	-	-	-	-	-
Total other income (expense)	-	-	-	4,156	-	-	-	-	-

Net income (loss)	$1,862	$(3,434)	$(5,525)	$(26,588)	$3,798	$747	$2,679	$2,393	$3,550

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Williamson	Woodland	Woodwind	Wynde	Wyndhurst	Zane	Consolidated
Rental income	$11,135	$7,770	$4,466	$11,820	$5,798	$7,650	$1,043,396

Operating expenses:
Depreciation	3,940	2,927	3,504	4,024	4,257	2,241	379,050
Insurance	552	447	451	725	692	453	74,992
Management fees	2,530	455	180	420	370	467	51,784
Management fees, related party	1,382	682	1,122	1,276	1,143	681	123,252
Repairs & maintenance	20,996	347	5,222	-	1,031	469	100,560
Property taxes	2,509	708	1,180	1,623	463	766	136,369
Other operating expenses	1,129	499	1,403	640	3,182	898	190,726
Total operating expenses	33,039	6,065	13,062	8,708	11,138	5,974	1,056,734

Income (loss) from operations	(21,904)	1,705	(8,596)	3,112	(5,339)	1,676	(13,338)

Other expense (income)
Interest expense	-	-	-	185	-	-	21,133
Other income	(15,391)	-	-	-	-	-	(15,391)
Total other income (expense)	(15,391)	-	-	185	-	-	5,742

Net income (loss)	$(6,512)	$1,705	$(8,596)	$2,927	$(5,339)	$1,676	$(19,080)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Adams	Antares	Aramis	Arkoma	Arya	Aspen	Athos	Barclay	Bayne

Balance at January 1, 2026	$313,078	$294,928	$284,538	$236,869	$165,571	$252,935	$275,673	$301,888	$359,350
Distributions	(9,636)	(2,891)	(6,453)	(8,305)	(4,091)	(6,767)	(5,256)	(9,526)	(10,235)
Net income (loss)	1,798	(3,636)	2,472	348	(299)	2,181	(607)	3,233	3,873
Balance at June 30, 2026	$305,240	$288,401	$280,556	$228,913	$161,181	$248,349	$269,810	$295,594	$352,988

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Bean	Bennett	Benny	Bluebell	Bowling	Boxwood	Bradford	Brookwood	Bryant

Balance at January 1, 2026	$281,965	$201,342	$235,197	$282,888	$196,151	$332,388	$300,598	$262,691	$260,527
Distributions	(8,833)	(6,252)	(5,271)	(5,397)	(6,039)	(10,001)	(8,889)	(7,032)	(6,124)
Net income (loss)	4,814	1,760	(233)	1,324	1,309	1,652	2,506	2,179	455
Balance at June 30, 2026	$277,946	$196,851	$229,693	$278,814	$191,422	$324,039	$294,215	$257,838	$254,858

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Caden	Camellia	Caterpillar	Chilhowee	Claremore	Collinison	Cordero	Cristalino	Ellie

Balance at January 1, 2026	$225,786	$245,625	$272,352	$306,548	$217,629	$300,860	$256,551	$275,821	$265,931
Distributions	(5,874)	(7,333)	(1,501)	(9,827)	(3,169)	(8,792)	(2,752)	(3,729)	(4,084)
Net income (loss)	1,981	1,901	(3,624)	4,512	(10,512)	1,565	(3,081)	(7,218)	(3,107)
Balance at June 30, 2026	$221,894	$240,194	$267,227	$301,232	$203,948	$293,632	$250,719	$264,874	$258,741

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Emelina	Ethan	Frances	Glenncrest	Gordon	Haikey	Hamblen	Hancock	Hardman

Balance at January 1, 2026	$233,268	$172,509	$274,295	$282,106	$248,454	$232,011	$245,488	$253,404	$377,315
Distributions	(5,403)	(3,994)	(8,942)	(5,982)	(8,646)	(6,079)	(8,943)	(5,116)	(10,059)
Net income (loss)	442	(3,524)	3,472	(232)	820	1,834	3,367	4,784	2,379
Balance at June 30, 2026	$228,307	$164,992	$268,826	$275,892	$240,628	$227,766	$239,912	$253,072	$369,635

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Haven	Haverhill	Haybridge	Hedgecrest	Helmerich	Hermanos	Holmes	Johnson	Keystone

Balance at January 1, 2026	$169,456	$218,670	$351,438	$344,673	$242,764	$289,454	$166,346	$331,466	$334,124
Distributions	(5,155)	(2,550)	(8,786)	-	(4,050)	(7,041)	(5,262)	(10,099)	(3,827)
Net income (loss)	1,370	(1,228)	1,588	(11,714)	(3,280)	(323)	1,218	4,359	(389)
Balance at June 30, 2026	$165,671	$214,892	$344,240	$332,959	$235,434	$282,090	$162,302	$325,726	$329,907

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Langley	Laurel	Layla	Liberty	Lithonia	Lola	Lucas	Macomber	Mallard

Balance at January 1, 2026	$337,350	$335,118	$313,591	$239,175	$248,053	$295,741	$242,471	$258,184	$201,263
Distributions	(7,053)	(10,473)	(8,652)	(5,039)	(1,524)	(8,582)	(5,498)	(6,903)	(6,855)
Net income (loss)	(3,308)	2,995	2,537	(1,759)	(10,162)	2,882	(1,145)	933	2,355
Balance at June 30, 2026	$326,989	$327,640	$307,476	$232,376	$236,367	$290,040	$235,827	$252,214	$196,763

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Marcy	Meridian	Metallo	Misty	Montgomery	Northbrook	Northridge	Oakland	Palmore

Balance at January 1, 2026	$174,841	$251,459	$296,385	$354,415	$192,501	$275,195	$255,380	$302,160	$180,821
Distributions	(4,045)	(5,521)	(7,466)	(11,224)	(5,262)	(8,103)	(6,868)	(4,647)	(2,175)
Net income (loss)	(3,011)	1,509	1,858	3,588	(1,435)	2,612	2,113	(7,013)	(4,888)
Balance at June 30, 2026	$167,785	$247,446	$290,778	$346,779	$185,804	$269,703	$250,624	$290,500	$173,759

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Pebblestone	Perdita	Phoebe	Pongo	Portsmouth	Presidio	Rachel	Ratliff	Riverwood

Balance at January 1, 2026	$326,058	$321,517	$273,869	$323,065	$197,741	$238,927	$282,589	$310,495	$268,168
Distributions	(8,604)	(8,432)	(8,729)	(3,331)	(2,375)	(7,394)	(8,472)	(9,075)	(1,440)
Net income (loss)	3,542	2,277	2,379	(5,677)	(350)	(727)	1,088	1,967	(10,519)
Balance at June 30, 2026	$320,997	$315,362	$267,519	$314,057	$195,016	$230,806	$275,206	$303,388	$256,210

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Roanoke	Robinson	Ross	Sansa	Sedgefield	Seneca	Sheezy	Sherwood	Spangler

Balance at January 1, 2026	$329,065	$336,011	$331,137	$178,318	$306,479	$304,250	$217,050	$155,880	$389,735
Distributions	(11,424)	(3,967)	(10,985)	(6,743)	(9,092)	(4,787)	(7,217)	(2,016)	(9,904)
Net income (loss)	3,524	(8,600)	2,305	3,136	3,828	(5,544)	2,239	(673)	1,662
Balance at June 30, 2026	$321,165	$323,444	$322,457	$174,711	$301,215	$293,920	$212,072	$153,190	$381,494

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Summerglen	Tansel	Thomas	Tomlinson	Tytus	Vanzant	Watson	Westhaven	Wheeler

Balance at January 1, 2026	$227,635	$304,894	$203,397	$240,159	$254,022	$339,763	$172,636	$237,794	$205,198
Distributions	(6,424)	(5,501)	(6,127)	(6,326)	(9,474)	(8,400)	(6,289)	(6,396)	(801)
Net income (loss)	2,422	116	2,983	3,334	3,843	(2,222)	1,141	2,026	(7,862)
Balance at June 30, 2026	$223,633	$299,508	$200,253	$237,167	$248,392	$329,141	$167,488	$233,424	$196,534

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Williamson	Woodland	Woodwind	Wynde	Wyndhurst	Zane	Consolidated

Balance at January 1, 2026	$269,941	$152,927	$233,366	$232,325	$307,677	$162,284	$25,361,395
Distributions	(1,982)	(996)	(5,311)	(5,369)	(7,380)	(5,337)	(605,983)
Net income (loss)	(7,932)	(4,403)	982	2,422	2,319	1,766	(54)
Balance at June 30, 2026	$260,027	$147,528	$229,036	$229,378	$302,617	$158,714	$24,755,358

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Adams	Antares	Aramis	Arkoma	Arya	Aspen	Athos	Barclay	Bayne

Balance at January 1, 2025	$(8,102)	$308,648	$294,006	$246,908	$170,803	$256,383	$285,701	$315,703	$(8,122)
Issuance of membership units, net of offering costs	334,077	-	-	-	-	-	-	-	380,478
Deemed contribution from Manager	-	-	-	-	-	-	-	-	5,136
Distributions	(6,568)	(7,064)	(5,924)	(5,839)	(4,091)	(4,500)	(5,050)	(7,708)	(5,878)
Net income (loss)	(2,145)	2,282	1,876	919	2,228	4,603	(655)	2,588	(5,150)
Balance at June 30, 2025	$317,263	$303,866	$289,958	$241,988	$168,940	$256,486	$279,997	$310,583	$366,464

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Bean	Bennett	Benny	Bluebell	Bowling	Boxwood	Bradford	Brookwood	Bryant

Balance at January 1, 2025	$292,453	$208,445	$246,690	$304,999	$203,742	$(5,457)	$312,677	$272,083	$275,037
Issuance of membership units, net of offering costs	-	-	-	-	-	353,436	-	-	-
Deemed contribution from Manager	-	-	-	-	-	5,775	-	-	-
Distributions	(7,230)	(6,076)	(4,265)	(7,811)	(5,454)	(5,191)	(7,263)	(6,210)	(5,728)
Net income (loss)	2,532	3,394	479	2,831	2,081	(9,908)	2,253	1,857	(90)
Balance at June 30, 2025	$287,754	$205,763	$242,903	$300,018	$200,369	$338,655	$307,667	$267,730	$269,218

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Caden	Camellia	Caterpillar	Chilhowee	Claremore	Collinison	Cordero	Cristalino	Ellie

Balance at January 1, 2025	$232,185	$257,434	$300,848	$316,094	$223,019	$312,615	$273,626	$280,188	$280,678
Issuance of membership units, net of offering costs	-	-	-	-	-	-	-	-	-
Deemed contribution from Manager	-	-	-	-	-	-	-	-	-
Distributions	(2,261)	(6,562)	(3,467)	(7,079)	(2,947)	(4,948)	(7,394)	(5,756)	(971)
Net income (loss)	(172)	527	(7,105)	3,600	942	98	2,868	3,763	(11,666)
Balance at June 30, 2025	$229,751	$251,399	$290,276	$312,616	$221,014	$307,764	$269,100	$278,194	$268,041

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Emelina	Ethan	Frances	Glenncrest	Gordon	Haikey	Hamblen	Hancock	Hardman

Balance at January 1, 2025	$242,043	$185,812	$288,348	$300,751	$258,217	$245,282	$255,655	$264,985	$392,257
Issuance of membership units, net of offering costs	-	-	-	-	-	-	-	-	-
Deemed contribution from Manager	-	-	-	-	-	-	-	-	-
Distributions	(3,021)	(2,686)	(9,895)	(7,293)	(6,819)	(6,311)	(6,094)	(7,418)	(9,433)
Net income (loss)	(2,125)	(972)	4,101	1,114	1,572	945	(2,172)	2,091	2,255
Balance at June 30, 2025	$236,897	$182,155	$282,554	$294,572	$252,970	$239,916	$247,388	$259,658	$385,080

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Haven	Haverhill	Haybridge	Hedgecrest	Helmerich	Hermanos	Holmes	Johnson	Keystone

Balance at January 1, 2025	$172,663	$229,141	$369,541	$364,523	$255,784	$299,907	$178,968	$344,701	$349,812
Issuance of membership units, net of offering costs	-	-	-	-	-	-	-	-	-
Deemed contribution from Manager	-	-	-	-	-	-	-	-	-
Distributions	(4,242)	(6,402)	(4,984)	(7,097)	(6,510)	(5,408)	(3,076)	(8,429)	(8,621)
Net income (loss)	2,529	1,227	(5,837)	5,363	1,511	597	(7,580)	3,719	3,878
Balance at June 30, 2025	$170,950	$223,966	$358,719	$362,789	$250,785	$295,096	$168,312	$339,991	$345,069

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Langley	Laurel	Layla	Liberty	Lithonia	Lola	Lucas	Macomber	Mallard

Balance at January 1, 2025	$(9,804)	$351,227	$327,146	$251,189	$261,460	$310,873	$258,877	$273,612	$209,524
Issuance of membership units, net of offering costs	362,757	-	-	-	-	-	-	-	-
Deemed contribution from Manager	-	-	-	-	-	-	-	-	-
Distributions	(8,111)	(9,804)	(9,035)	(4,204)	(4,638)	(9,401)	(1,843)	(6,216)	(5,398)
Net income (loss)	(3,108)	3,322	1,993	(1,145)	(1,162)	1,734	(9,383)	1,046	2,725
Balance at June 30, 2025	$341,734	$344,745	$320,104	$245,840	$255,660	$303,206	$247,651	$268,442	$206,851

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Marcy	Meridian	Metallo	Misty	Montgomery	Northbrook	Northridge	Oakland	Palmore

Balance at January 1, 2025	$183,713	$263,593	$(6,023)	$368,363	$199,498	$286,266	$270,152	$315,401	$197,030
Issuance of membership units, net of offering costs	-	-	322,979	495	-	-	-	-	-
Deemed contribution from Manager	-	-	-	-	-	-	-	-	-
Distributions	(6,705)	(5,364)	-	(8,938)	(3,903)	(6,236)	(5,303)	(9,186)	(1,861)
Net income (loss)	1,187	990	(16,277)	3,360	965	1,784	(1,904)	3,777	(2,757)
Balance at June 30, 2025	$178,194	$259,219	$300,680	$363,280	$196,559	$281,814	$262,945	$309,993	$192,413

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Pebblestone	Perdita	Phoebe	Pongo	Portsmouth	Presidio	Rachel	Ratliff	Riverwood

Balance at January 1, 2025	$339,662	$336,641	$285,579	$339,479	$210,312	$(16,120)	$296,012	$321,970	$289,911
Issuance of membership units, net of offering costs	-	-	-	-	-	265,302	-	-	-
Deemed contribution from Manager	-	-	-	-	-	4,914	-	-	-
Distributions	(8,721)	(7,138)	(7,846)	(7,720)	(3,536)	(2,895)	(7,481)	(8,548)	(6,426)
Net income (loss)	1,428	2,007	1,535	2,559	3,809	(8,263)	(790)	2,658	(1,168)
Balance at June 30, 2025	$332,369	$331,511	$279,268	$334,318	$210,585	$242,939	$287,741	$316,080	$282,318

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Roanoke	Robinson	Ross	Sansa	Sedgefield	Seneca	Sheezy	Sherwood	Spangler

Balance at January 1, 2025	$340,419	$348,264	$345,099	$186,229	$317,949	$316,161	$231,698	$174,504	$(10,312)
Issuance of membership units, net of offering costs	-	-	-	-	-	-	-	-	420,629
Deemed contribution from Manager	-	-	-	-	-	-	-	-	5,657
Distributions	(9,123)	(8,550)	(10,119)	(6,238)	(7,937)	(7,638)	(6,291)	(6,349)	(1,499)
Net income (loss)	4,238	3,228	2,727	1,969	3,737	2,458	2,169	1,757	(14,672)
Balance at June 30, 2025	$335,535	$342,942	$337,707	$181,960	$313,748	$310,980	$227,576	$169,911	$399,803

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Summerglen	Tansel	Thomas	Tomlinson	Tytus	Vanzant	Watson	Westhaven	Wheeler

Balance at January 1, 2025	$236,674	$316,489	$217,221	$(4,828)	$263,763	$357,285	$180,288	$243,218	$212,230
Issuance of membership units, net of offering costs	-	-	-	271,251	-	-	-	-	-
Deemed contribution from Manager	-	-	-	6,525	-	-	-	-	-
Distributions	(4,789)	(3,039)	(4,266)	(1,904)	(7,997)	(9,980)	(5,609)	(3,941)	(6,760)
Net income (loss)	1,862	(3,434)	(5,525)	(26,588)	3,798	747	2,679	2,393	3,550
Balance at June 30, 2025	$233,747	$310,016	$207,430	$244,456	$259,564	$348,052	$177,358	$241,670	$209,019

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Williamson	Woodland	Woodwind	Wynde	Wyndhurst	Zane	Consolidated

Balance at January 1, 2025	$294,597	$161,138	$245,758	$241,137	$323,837	$171,186	$23,873,224
Issuance of membership units, net of offering costs	-	-	-	-	-	-	2,711,403
Deemed contribution from Manager	-	-	-	-	-	-	28,006
Distributions	(8,300)	(4,394)	(330)	(6,652)	(3,121)	(5,537)	(569,798)
Net income (loss)	(6,512)	1,705	(8,596)	2,927	(5,339)	1,676	(19,080)
Balance at June 30, 2025	$279,785	$158,449	$236,833	$237,413	$315,377	$167,325	$26,023,756

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Adams	Antares	Aramis	Arkoma	Arya	Aspen	Athos	Barclay	Bayne
Cash Flows from Operating Activities:
Net income (loss)	$1,798	$(3,636)	$2,472	$348	$(299)	$2,181	$(607)	$3,233	$3,873
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	4,197	4,257	4,123	3,245	2,466	3,679	4,578	4,208	4,807
Increase in assets
Prepaid expenses	(963)	(822)	(949)	(753)	(652)	952	(3,471)	(747)	(1,186)
Due (from) to third party property managers	665	(2,576)	(565)	(175)	89	(33)	(61)	(1,971)	(84)
Increase (decrease) in liabilities
Accrued expenses	(1,126)	1,257	1,338	3,423	1,538	2,386	(1,894)	1,070	(391)
Tenant deposits	-	2,245	-	-	-	-	-	-	-
Due to (from) related parties	2,091	(833)	420	1,810	2,651	(1,612)	4,365	(625)	2,461
Net cash provided by (used in) operating activities	6,661	(107)	6,839	7,898	5,793	7,554	2,908	5,167	9,482

Cash flows from financing activities
Proceeds from operational notes, related party	-	-	-	-	6,000	-	-	-	-
Repayment of operational notes, related party	-	-	-	-	(7,000)	-	-	-	-
Distributions	(9,636)	(2,891)	(6,453)	(8,305)	(4,091)	(6,767)	(5,256)	(9,526)	(10,235)
Net cash provided by (used in) financing activities	(9,636)	(2,891)	(6,453)	(8,305)	(5,091)	(6,767)	(5,256)	(9,526)	(10,235)

Net change in cash	(2,974)	(2,999)	385	(406)	703	788	(2,348)	(4,359)	(754)
Cash at beginning of period	17,449	10,441	8,460	18,959	5,000	6,987	7,823	23,120	20,693
Cash at end of period	$14,474	$7,442	$8,845	$18,553	$5,702	$7,775	$5,475	$18,760	$19,939

Cash paid for income taxes	$1,046	$200	$200	$-	$-	$200	$200	$200	$1,118
Cash paid for interest expenses	$-	$-	$-	$-	$214	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Bean	Bennett	Benny	Bluebell	Bowling	Boxwood	Bradford	Brookwood	Bryant
Cash Flows from Operating Activities:
Net income (loss)	$4,814	$1,760	$(233)	$1,324	$1,309	$1,652	$2,506	$2,179	$455
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	4,029	2,910	3,503	4,108	2,862	4,420	4,180	3,854	4,392
Increase in assets
Prepaid expenses	(1,049)	(533)	(1,273)	(925)	(39)	(986)	(733)	(526)	(2,847)
Due (from) to third party property managers	(597)	475	(2,871)	(791)	727	219	-	436	(191)
Increase (decrease) in liabilities
Accrued expenses	(626)	511	2,273	2,157	549	(1,757)	1,023	1,550	(2,110)
Tenant deposits	-	-	-	-	-	-	-	-	-
Due to (from) related parties	2,207	371	(1,683)	(1,500)	100	5,002	(564)	273	(339)
Net cash provided by (used in) operating activities	8,777	5,495	(283)	4,372	5,509	8,550	6,413	7,766	(641)

Cash flows from financing activities
Proceeds from operational notes, related party	-	-	-	-	-	-	-	-	-
Repayment of operational notes, related party	-	-	-	-	-	-	-	-	-
Distributions	(8,833)	(6,252)	(5,271)	(5,397)	(6,039)	(10,001)	(8,889)	(7,032)	(6,124)
Net cash provided by (used in) financing activities	(8,833)	(6,252)	(5,271)	(5,397)	(6,039)	(10,001)	(8,889)	(7,032)	(6,124)

Net change in cash	(56)	(757)	(5,554)	(1,025)	(530)	(1,450)	(2,476)	734	(6,765)
Cash at beginning of period	9,210	7,383	7,499	9,768	5,912	22,179	21,592	5,814	9,087
Cash at end of period	$9,153	$6,626	$1,945	$8,743	$5,382	$20,728	$19,116	$6,548	$2,322

Cash paid for income taxes	$995	$150	$-	$-	$-	$173	$628	$200	$200
Cash paid for interest expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Caden	Camellia	Caterpillar	Chilhowee	Claremore	Collinison	Cordero	Cristalino	Ellie
Cash Flows from Operating Activities:
Net income (loss)	$1,981	$1,901	$(3,624)	$4,512	$(10,512)	$1,565	$(3,081)	$(7,218)	$(3,107)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	3,437	4,811	4,124	4,471	3,232	4,666	3,860	4,225	3,948
Increase in assets
Prepaid expenses	(336)	(692)	(3,951)	(516)	(1,606)	(967)	(637)	(917)	(1,123)
Due (from) to third party property managers	(286)	274	(526)	(518)	318	351	(3,553)	5,618	(4,281)
Increase (decrease) in liabilities
Accrued expenses	539	1,433	3,544	(853)	1,334	(1,086)	(858)	1,141	(2,593)
Tenant deposits	-	-	-	-	(50)	-	2,045	(2,995)	2,345
Due to (from) related parties	2,468	(1,233)	6,606	2,462	(2,230)	2,141	1,886	1,575	2,899
Net cash provided by (used in) operating activities	7,804	6,494	6,173	9,558	(9,514)	6,670	(338)	1,430	(1,911)

Cash flows from financing activities
Proceeds from operational notes, related party	5,500	-	-	-	15,700	-	-	11,800	8,900
Repayment of operational notes, related party	(6,500)	-	(2,000)	-	-	-	-	(13,800)	(9,900)
Distributions	(5,874)	(7,333)	(1,501)	(9,827)	(3,169)	(8,792)	(2,752)	(3,729)	(4,084)
Net cash provided by (used in) financing activities	(6,874)	(7,333)	(3,501)	(9,827)	12,531	(8,792)	(2,752)	(5,729)	(5,084)

Net change in cash	930	(838)	2,672	(269)	3,017	(2,123)	(3,090)	(4,299)	(6,995)
Cash at beginning of period	5,048	7,649	3,475	11,278	5,478	14,600	8,053	8,211	11,100
Cash at end of period	$5,978	$6,810	$6,147	$11,009	$8,495	$12,478	$4,963	$3,912	$4,105

Cash paid for income taxes	$-	$-	$-	$1,186	$-	$1,081	$-	$-	$981
Cash paid for interest expenses	$196	$-	$326	$-	$3	$-	$-	$382	$288

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Emelina	Ethan	Frances	Glenncrest	Gordon	Haikey	Hamblen	Hancock	Hardman
Cash Flows from Operating Activities:
Net income (loss)	$442	$(3,524)	$3,472	$(232)	$820	$1,834	$3,367	$4,784	$2,379
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	4,121	4,147	3,837	3,991	3,512	3,368	3,527	4,227	5,326
Increase in assets
Prepaid expenses	(727)	(663)	(880)	(969)	(704)	(1,750)	(306)	(1,019)	(949)
Due (from) to third party property managers	124	16	144	(265)	(219)	108	309	(2,844)	102
Increase (decrease) in liabilities
Accrued expenses	1,161	934	(2,410)	1,709	1,884	2,024	(1,131)	1,388	(1,959)
Tenant deposits	-	175	-	-	-	-	-	-	-
Due to (from) related parties	(2,709)	(17)	1,962	(1,722)	1,873	(854)	1,966	(1,343)	2,336
Net cash provided by (used in) operating activities	2,412	1,068	6,125	2,512	7,166	4,729	7,732	5,193	7,233

Cash flows from financing activities
Proceeds from operational notes, related party	-	19,400	-	-	-	-	-	-	-
Repayment of operational notes, related party	-	(20,400)	-	-	-	-	-	-	-
Distributions	(5,403)	(3,994)	(8,942)	(5,982)	(8,646)	(6,079)	(8,943)	(5,116)	(10,059)
Net cash provided by (used in) financing activities	(5,403)	(4,994)	(8,942)	(5,982)	(8,646)	(6,079)	(8,943)	(5,116)	(10,059)

Net change in cash	(2,991)	(3,925)	(2,816)	(3,470)	(1,480)	(1,350)	(1,211)	77	(2,825)
Cash at beginning of period	5,986	6,809	15,231	14,445	11,415	8,750	10,196	7,279	15,198
Cash at end of period	$2,995	$2,883	$12,415	$10,975	$9,935	$7,400	$8,985	$7,355	$12,373

Cash paid for income taxes	$-	$-	$116	$-	$200	$-	$400	$200	$1,223
Cash paid for interest expenses	$-	$630	$-	$-	$-	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Haven	Haverhill	Haybridge	Hedgecrest	Helmerich	Hermanos	Holmes	Johnson	Keystone
Cash Flows from Operating Activities:
Net income (loss)	$1,370	$(1,228)	$1,588	$(11,714)	$(3,280)	$(323)	$1,218	$4,359	$(389)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	2,549	3,225	4,931	5,538	3,462	5,914	2,419	4,510	4,784
Increase in assets
Prepaid expenses	148	(645)	(922)	(922)	(1,593)	239	(536)	(1,049)	(1,253)
Due (from) to third party property managers	554	(6,413)	(659)	(3,383)	(391)	(460)	77	(998)	(2,853)
Increase (decrease) in liabilities
Accrued expenses	186	362	1,207	(2,808)	1,436	(124)	1,535	(2,240)	(1,549)
Tenant deposits	-	-	-	1,895	295	-	-	-	-
Due to (from) related parties	(315)	2,234	(583)	2,483	218	785	(1,171)	2,278	2,436
Net cash provided by (used in) operating activities	4,492	(2,467)	5,562	(8,911)	147	6,032	3,542	6,860	1,175

Cash flows from financing activities
Proceeds from operational notes, related party	5,700	-	-	-	-	4,700	-	-	-
Repayment of operational notes, related party	(6,700)	-	-	-	-	(5,700)	-	-	-
Distributions	(5,155)	(2,550)	(8,786)	-	(4,050)	(7,041)	(5,262)	(10,099)	(3,827)
Net cash provided by (used in) financing activities	(6,155)	(2,550)	(8,786)	-	(4,050)	(8,041)	(5,262)	(10,099)	(3,827)

Net change in cash	(1,663)	(5,017)	(3,224)	(8,911)	(3,903)	(2,010)	(1,720)	(3,239)	(2,652)
Cash at beginning of period	7,071	7,384	17,840	11,384	13,100	8,110	7,168	20,851	11,359
Cash at end of period	$5,407	$2,368	$14,616	$2,473	$9,197	$6,100	$5,448	$17,612	$8,707

Cash paid for income taxes	$-	$200	$400	$700	$-	$-	$-	$1,093	$1,437
Cash paid for interest expenses	$203	$-	$-	$-	$-	$152	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Langley	Laurel	Layla	Liberty	Lithonia	Lola	Lucas	Macomber	Mallard
Cash Flows from Operating Activities:
Net income (loss)	$(3,308)	$2,995	$2,537	$(1,759)	$(10,162)	$2,882	$(1,145)	$933	$2,355
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	4,559	4,631	4,453	5,545	4,963	4,687	4,070	4,286	2,862
Increase in assets
Prepaid expenses	(162)	(1,123)	(1,179)	(2,499)	(707)	(969)	(2,948)	(3,124)	(704)
Due (from) to third party property managers	572	(2,313)	(389)	212	2,875	(645)	66	75	(160)
Increase (decrease) in liabilities
Accrued expenses	(967)	(402)	(1,231)	(1,829)	3,356	(1,451)	(2,197)	(2,012)	570
Tenant deposits	(400)	-	-	-	-	-	-	-	-
Due to (from) related parties	4,643	2,539	2,458	4,964	404	3,034	4,540	1,315	79
Net cash provided by (used in) operating activities	4,938	6,325	6,649	4,633	730	7,538	2,387	1,472	5,002

Cash flows from financing activities
Proceeds from operational notes, related party	-	-	-	8,000	24,300	-	-	-	-
Repayment of operational notes, related party	-	-	-	(9,000)	(24,300)	-	-	-	-
Distributions	(7,053)	(10,473)	(8,652)	(5,039)	(1,524)	(8,582)	(5,498)	(6,903)	(6,855)
Net cash provided by (used in) financing activities	(7,053)	(10,473)	(8,652)	(6,039)	(1,524)	(8,582)	(5,498)	(6,903)	(6,855)

Net change in cash	(2,115)	(4,147)	(2,003)	(1,406)	(794)	(1,044)	(3,111)	(5,431)	(1,853)
Cash at beginning of period	10,723	17,601	10,760	7,694	5,603	8,921	8,321	8,254	10,438
Cash at end of period	$8,607	$13,453	$8,757	$6,288	$4,809	$7,877	$5,210	$2,823	$8,585

Cash paid for income taxes	$-	$1,105	$1,072	$200	$200	$1,018	$200	$200	$-
Cash paid for interest expenses	$-	$-	$-	$286	$871	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Marcy	Meridian	Metallo	Misty	Montgomery	Northbrook	Northridge	Oakland	Palmore
Cash Flows from Operating Activities:
Net income (loss)	$(3,011)	$1,509	$1,858	$3,588	$(1,435)	$2,612	$2,113	$(7,013)	$(4,888)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	2,466	4,492	4,008	4,723	4,173	3,872	3,535	4,222	3,455
Increase in assets
Prepaid expenses	(652)	(959)	(929)	(1,385)	(708)	(880)	(912)	(1,024)	1,918
Due (from) to third party property managers	2,703	188	80	518	2,082	(689)	302	4,543	(3,743)
Increase (decrease) in liabilities
Accrued expenses	2,317	922	1,056	2,472	959	(2,678)	593	(740)	(5,107)
Tenant deposits	(795)	-	-	-	-	-	-	(2,445)	1,550
Due to (from) related parties	1,412	(92)	2,095	(2,909)	(241)	1,922	2,020	2,057	(1,741)
Net cash provided by (used in) operating activities	4,440	6,058	8,169	7,007	4,832	4,158	7,651	(400)	(8,554)

Cash flows from financing activities
Proceeds from operational notes, related party	-	-	-	-	10,700	-	-	-	17,700
Repayment of operational notes, related party	-	-	-	-	(12,700)	-	-	-	(1,000)
Distributions	(4,045)	(5,521)	(7,466)	(11,224)	(5,262)	(8,103)	(6,868)	(4,647)	(2,175)
Net cash provided by (used in) financing activities	(4,045)	(5,521)	(7,466)	(11,224)	(7,262)	(8,103)	(6,868)	(4,647)	14,525

Net change in cash	395	537	703	(4,217)	(2,431)	(3,945)	782	(5,047)	5,971
Cash at beginning of period	6,595	3,298	13,131	24,756	8,198	14,424	9,949	14,331	704
Cash at end of period	$6,990	$3,835	$13,834	$20,539	$5,767	$10,478	$10,732	$9,283	$6,675

Cash paid for income taxes	$-	$-	$-	$-	$-	$134	$-	$1,030	$-
Cash paid for interest expenses	$-	$-	$-	$-	$382	$-	$-	$-	$191

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Pebblestone	Perdita	Phoebe	Pongo	Portsmouth	Presidio	Rachel	Ratliff	Riverwood
Cash Flows from Operating Activities:
Net income (loss)	$3,542	$2,277	$2,379	$(5,677)	$(350)	$(727)	$1,088	$1,967	$(10,519)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	4,642	4,560	3,818	4,560	3,531	3,288	3,972	4,394	5,020
Increase in assets
Prepaid expenses	(1,253)	(839)	(967)	(839)	(615)	(844)	(967)	(969)	(962)
Due (from) to third party property managers	(726)	17	92	(3,520)	(2,848)	110	134	245	(4,380)
Increase (decrease) in liabilities
Accrued expenses	(1,559)	1,157	(1,139)	917	(318)	2,342	(313)	(644)	2,882
Tenant deposits	-	-	-	1,795	-	-	-	-	2,843
Due to (from) related parties	2,605	(516)	2,018	(660)	847	1,786	2,107	2,197	6,154
Net cash provided by (used in) operating activities	7,252	6,656	6,201	(3,424)	247	5,956	6,022	7,190	1,037

Cash flows from financing activities
Proceeds from operational notes, related party	-	-	-	-	-	-	-	-	-
Repayment of operational notes, related party	-	-	-	-	-	-	-	-	-
Distributions	(8,604)	(8,432)	(8,729)	(3,331)	(2,375)	(7,394)	(8,472)	(9,075)	(1,440)
Net cash provided by (used in) financing activities	(8,604)	(8,432)	(8,729)	(3,331)	(2,375)	(7,394)	(8,472)	(9,075)	(1,440)

Net change in cash	(1,352)	(1,775)	(2,527)	(6,754)	(2,128)	(1,439)	(2,450)	(1,885)	(402)
Cash at beginning of period	10,154	17,167	13,273	21,033	2,270	7,747	11,023	10,698	4,342
Cash at end of period	$8,803	$15,392	$10,746	$14,278	$142	$6,308	$8,573	$8,813	$3,940

Cash paid for income taxes	$1,104	$666	$961	$666	$-	$-	$1,039	$1,060	$200
Cash paid for interest expenses	$-	$-	$-	$-	$-	$-	$-	$-	$195

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Roanoke	Robinson	Ross	Sansa	Sedgefield	Seneca	Sheezy	Sherwood	Spangler
Cash Flows from Operating Activities:
Net income (loss)	$3,524	$(8,600)	$2,305	$3,136	$3,828	$(5,544)	$2,239	$(673)	$1,662
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	4,604	4,409	4,582	2,466	4,014	4,057	3,215	2,398	5,872
Increase in assets
Prepaid expenses	58	(983)	(1,227)	(652)	(975)	(1,058)	(641)	(586)	(1,429)
Due (from) to third party property managers	611	5,100	(105)	287	1,995	(618)	(547)	(2,001)	312
Increase (decrease) in liabilities
Accrued expenses	(1,046)	(1,088)	(884)	(330)	1,208	1,491	(1,540)	1,483	2,228
Tenant deposits	-	(2,595)	-	-	-	(400)	-	-	-
Due to (from) related parties	4,683	2,025	2,527	1,435	2,018	2,122	1,770	(2,111)	2,862
Net cash provided by (used in) operating activities	12,434	(1,730)	7,199	6,341	12,088	50	4,496	(1,491)	11,507

Cash flows from financing activities
Proceeds from operational notes, related party	-	-	-	-	-	-	-	6,200	-
Repayment of operational notes, related party	-	-	-	-	-	-	-	-	-
Distributions	(11,424)	(3,967)	(10,985)	(6,743)	(9,092)	(4,787)	(7,217)	(2,016)	(9,904)
Net cash provided by (used in) financing activities	(11,424)	(3,967)	(10,985)	(6,743)	(9,092)	(4,787)	(7,217)	4,184	(9,904)

Net change in cash	1,011	(5,697)	(3,787)	(402)	2,996	(4,737)	(2,721)	2,693	1,603
Cash at beginning of period	15,280	26,868	18,303	11,946	26,098	18,665	7,284	631	13,075
Cash at end of period	$16,290	$21,171	$14,516	$11,544	$29,094	$13,928	$4,563	$3,324	$14,678

Cash paid for income taxes	$-	$165	$1,094	$-	$624	$-	$400	$-	$-
Cash paid for interest expenses	$-	$-	$-	$-	$-	$-	$-	$1	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Summerglen	Tansel	Thomas	Tomlinson	Tytus	Vanzant	Watson	Westhaven	Wheeler
Cash Flows from Operating Activities:
Net income (loss)	$2,422	$116	$2,983	$3,334	$3,843	$(2,222)	$1,141	$2,026	$(7,862)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	3,330	4,476	3,015	3,332	3,579	4,862	2,419	3,508	2,864
Increase in assets
Prepaid expenses	(1,444)	(2,185)	(468)	(882)	(728)	(836)	(536)	(649)	(679)
Due (from) to third party property managers	(181)	500	104	60	(247)	(71)	46	(400)	(2,525)
Increase (decrease) in liabilities
Accrued expenses	1,511	2,343	776	800	(2,219)	6,276	1,534	735	549
Tenant deposits	-	-	-	-	-	-	-	-	1,450
Due to (from) related parties	(162)	3,931	(2,513)	(2,726)	1,829	2,130	1,426	(142)	85
Net cash provided by (used in) operating activities	5,476	9,180	3,898	3,918	6,057	10,138	6,029	5,079	(6,118)

Cash flows from financing activities
Proceeds from operational notes, related party	-	-	-	-	-	-	-	-	-
Repayment of operational notes, related party	-	(5,500)	-	-	-	-	-	-	-
Distributions	(6,424)	(5,501)	(6,127)	(6,326)	(9,474)	(8,400)	(6,289)	(6,396)	(801)
Net cash provided by (used in) financing activities	(6,424)	(11,001)	(6,127)	(6,326)	(9,474)	(8,400)	(6,289)	(6,396)	(801)

Net change in cash	(948)	(1,821)	(2,230)	(2,408)	(3,417)	1,738	(260)	(1,317)	(6,919)
Cash at beginning of period	7,409	8,065	5,351	8,009	16,773	6,993	10,942	7,364	16,527
Cash at end of period	$6,462	$6,244	$3,122	$5,601	$13,356	$8,731	$10,682	$6,047	$9,608

Cash paid for income taxes	$-	$200	$150	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$-	$174	$-	$-	$-	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Williamson	Woodland	Woodwind	Wynde	Wyndhurst	Zane	Consolidated
Cash Flows from Operating Activities:
Net income (loss)	$(7,932)	$(4,403)	$982	$2,422	$2,319	$1,766	$(54)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	3,940	2,927	3,504	4,024	4,257	2,966	381,388
Increase in assets
Prepaid expenses	(687)	(612)	(474)	(1,033)	(1,071)	(643)	(90,371)
Due (from) to third party property managers	688	1,094	(273)	2,120	(442)	(2,553)	(28,601)
Increase (decrease) in liabilities
Accrued expenses	596	925	913	1,518	680	(4,318)	26,476
Tenant deposits	-	(1,295)	-	(2,395)	-	-	3,268
Due to (from) related parties	4,610	(1,642)	(962)	(256)	201	(36)	109,164
Net cash provided by (used in) operating activities	1,215	(3,006)	3,689	6,400	5,944	(2,819)	401,269

Cash flows from financing activities
Proceeds from operational notes, related party	-	-	5,100	5,800	-	-	155,500
Repayment of operational notes, related party	-	-	(1,000)	(7,800)	-	-	(133,300)
Distributions	(1,982)	(996)	(5,311)	(5,369)	(7,380)	(5,337)	(605,983)
Net cash provided by (used in) financing activities	(1,982)	(996)	(1,211)	(7,369)	(7,380)	(5,337)	(583,783)

Net change in cash	(767)	(4,002)	2,478	(969)	(1,436)	(8,155)	(182,514)
Cash at beginning of period	6,845	5,923	3,710	7,666	18,563	12,979	1,054,521
Cash at end of period	$6,078	$1,921	$6,188	$6,697	$17,127	$4,824	$872,007

Cash paid for income taxes	$-	$-	$200	$-	$-	$-	$28,424
Cash paid for interest expenses	$-	$-	$88	$206	$-	$-	$4,788

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Adams	Antares	Aramis	Arkoma	Arya	Aspen	Athos	Barclay	Bayne
Cash flows from operating activities:
Net income (loss)	$(2,145)	$2,282	$1,876	$919	$2,228	$4,603	$(655)	$2,588	$(5,150)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	4,197	4,257	4,123	3,245	2,466	3,679	4,578	4,208	4,807
Increase in assets
Prepaid expenses	-	395	450	356	277	399	1,522	363	-
Due (from) to third party property managers	(3,436)	(46)	(193)	589	46	(73)	(1,227)	40	(5,238)
Increase (decrease) in liabilities
Accrued expenses	(1,943)	(264)	84	(1,143)	(479)	149	(3,460)	(1,057)	(1,622)
Tenant deposits	250	-	-	-	-	-	-	-	2,745
Due to (from) related parties	3,493	1,080	1,042	845	(4,200)	(374)	1,873	1,100	7,258
Net cash provided by (used in) operating activities	416	7,704	7,382	4,811	338	8,384	2,631	7,242	2,800

Cash flows from investing activities
Additions to property and equipment	-	-	-	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-	-	-	-

Cash flows from financing activities
Repayments of amounts due to related party	(22,441)	-	-	-	-	-	-	-	(26,715)
Repayments of bridge financing, related party	(288,000)	-	-	-	-	-	-	-	(328,683)
Proceeds from operational notes, related party	-	-	-	-	6,000	-	-	-	-
Net proceeds from the issuance of membership units	334,077	-	-	-	-	-	-	-	380,478
Distributions	(6,568)	(7,064)	(5,924)	(5,839)	(4,091)	(4,500)	(5,050)	(7,708)	(5,878)
Net cash provided by (used in) financing activities	17,069	(7,064)	(5,924)	(5,839)	1,909	(4,500)	(5,050)	(7,708)	19,202

Net change in cash	17,485	640	1,458	(1,028)	2,248	3,883	(2,418)	(466)	22,002
Cash at beginning of year	-	12,203	7,204	23,313	2,277	3,249	9,313	24,025	-
Cash at end of year	$17,485	$12,843	$8,663	$22,286	$4,524	$7,133	$6,895	$23,559	$22,002

Cash paid for income taxes	$118	$250	$250	$153	$153	$200	$250	$645	$100
Cash paid for interest expenses	$540	$-	$-	$-	$164	$-	$-	$-	$2,260

Supplemental disclosure of non-cash investing and financing activities:
Deemed contribution from Manager for forgiveness of amounts due to manager	$-	$-	$-	$-	$-	$-	$-	$-	$5,136

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Bean	Bennett	Benny	Bluebell	Bowling	Boxwood	Bradford	Brookwood	Bryant
Cash flows from operating activities:
Net income (loss)	$2,532	$3,394	$479	$2,831	$2,081	$(9,908)	$2,253	$1,857	$(90)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	4,029	2,910	3,503	4,108	2,862	4,420	4,180	3,854	4,392
Increase in assets
Prepaid expenses	450	310	940	440	346	-	356	334	1,252
Due (from) to third party property managers	26	(391)	37	(48)	(104)	(6,417)	-	1	171
Increase (decrease) in liabilities
Accrued expenses	(2,076)	(1,119)	910	684	(783)	(1,591)	(818)	366	(3,848)
Tenant deposits	-	-	-	-	-	4,390	-	-	-
Due to (from) related parties	986	1,495	956	1,036	1,053	6,651	1,237	(165)	1,672
Net cash provided by (used in) operating activities	5,946	6,599	6,825	9,051	5,456	(2,456)	7,209	6,247	3,549

Cash flows from investing activities
Additions to property and equipment	-	-	-	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-	-	-	-

Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	(20,168)	-	-	-
Repayments of bridge financing, related party	-	-	-	-	-	(308,000)	-	-	-
Proceeds from operational notes, related party	-	-	-	-	-	-	-	-	-
Net proceeds from the issuance of membership units	-	-	-	-	-	353,436	-	-	-
Distributions	(7,230)	(6,076)	(4,265)	(7,811)	(5,454)	(5,191)	(7,263)	(6,210)	(5,728)
Net cash provided by (used in) financing activities	(7,230)	(6,076)	(4,265)	(7,811)	(5,454)	20,077	(7,263)	(6,210)	(5,728)

Net change in cash	(1,284)	523	2,559	1,240	2	17,621	(54)	37	(2,180)
Cash at beginning of year	11,429	7,455	3,024	19,029	5,720	-	22,583	6,608	8,432
Cash at end of year	$10,145	$7,979	$5,584	$20,269	$5,722	$17,621	$22,529	$6,645	$6,253

Cash paid for income taxes	$715	$200	$-	$-	$-	$213	$642	$200	$250
Cash paid for interest expenses	$-	$-	$-	$-	$-	$3,080	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Deemed contribution from Manager for forgiveness of amounts due to manager	$-	$-	$-	$-	$-	$5,775	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Caden	Camellia	Caterpillar	Chilhowee	Claremore	Collinison	Cordero	Cristalino	Ellie
Cash flows from operating activities:
Net income (loss)	$(172)	$527	$(7,105)	$3,600	$942	$98	$2,868	$3,763	$(11,666)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	3,437	4,811	4,124	4,471	3,232	4,666	3,860	4,225	3,948
Increase in assets
Prepaid expenses	406	409	1,772	511	711	414	340	560	482
Due (from) to third party property managers	(2,349)	179	4,991	(2,273)	(1,075)	(3,649)	(41)	383	505
Increase (decrease) in liabilities
Accrued expenses	417	200	1,965	(1,991)	(123)	(2,326)	(1,536)	(1,154)	1,338
Tenant deposits	-	-	-	-	-	-	-	-	(2,445)
Due to (from) related parties	1,824	1,232	1,100	1,296	1,198	1,349	1,029	1,075	7,865
Net cash provided by (used in) operating activities	3,564	7,358	6,847	5,615	4,885	551	6,520	8,853	29

Cash flows from investing activities
Additions to property and equipment	-	-	-	-	-	(5,140)	-	-	-
Net cash used in investing activities	-	-	-	-	-	(5,140)	-	-	-

Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	-	-	-	-
Repayments of bridge financing, related party	-	-	-	-	-	-	-	-	-
Proceeds from operational notes, related party	-	-	-	-	-	-	-	-	-
Net proceeds from the issuance of membership units	-	-	-	-	-	-	-	-	-
Distributions	(2,261)	(6,562)	(3,467)	(7,079)	(2,947)	(4,948)	(7,394)	(5,756)	(971)
Net cash provided by (used in) financing activities	(2,261)	(6,562)	(3,467)	(7,079)	(2,947)	(4,948)	(7,394)	(5,756)	(971)

Net change in cash	1,302	795	3,381	(1,464)	1,938	(9,537)	(873)	3,096	(942)
Cash at beginning of year	1,152	5,838	11,778	12,661	-	24,688	14,543	6,894	4,683
Cash at end of year	$2,454	$6,634	$15,159	$11,197	$1,938	$15,151	$13,669	$9,990	$3,741

Cash paid for income taxes	$-	$-	$-	$774	$-	$738	$50	$50	$701
Cash paid for interest expenses	$206	$-	$-	$-	$-	$-	$-	$630	$-

Supplemental disclosure of non-cash investing and financing activities:
Deemed contribution from Manager for forgiveness of amounts due to manager	$-	$-	$-	$-	$-	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Emelina	Ethan	Frances	Glenncrest	Gordon	Haikey	Hamblen	Hancock	Hardman
Cash flows from operating activities:
Net income (loss)	$(2,125)	$(972)	$4,101	$1,114	$1,572	$945	$(2,172)	$2,091	$2,255
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	4,121	4,147	3,837	3,991	3,512	3,368	3,527	4,227	5,326
Increase in assets
Prepaid expenses	426	344	376	418	376	738	403	477	406
Due (from) to third party property managers	2,283	(443)	5	2,161	253	216	2,140	1,940	284
Increase (decrease) in liabilities
Accrued expenses	92	(145)	(3,042)	(1,277)	(157)	514	(3,060)	(642)	(3,657)
Tenant deposits	(2,195)	-	-	-	-	-	-	-	-
Due to (from) related parties	(935)	472	983	2,021	919	1,355	996	(2,398)	1,269
Net cash provided by (used in) operating activities	1,667	3,404	6,261	8,428	6,475	7,136	1,833	5,694	5,883

Cash flows from investing activities
Additions to property and equipment	-	-	-	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-	-	-	-

Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	-	-	-	-
Repayments of bridge financing, related party	-	-	-	-	-	-	-	-	-
Proceeds from operational notes, related party	-	-	-	-	-	-	-	-	-
Net proceeds from the issuance of membership units	-	-	-	-	-	-	-	-	-
Distributions	(3,021)	(2,686)	(9,895)	(7,293)	(6,819)	(6,311)	(6,094)	(7,418)	(9,433)
Net cash provided by (used in) financing activities	(3,021)	(2,686)	(9,895)	(7,293)	(6,819)	(6,311)	(6,094)	(7,418)	(9,433)

Net change in cash	(1,354)	718	(3,634)	1,135	(345)	824	(4,261)	(1,724)	(3,550)
Cash at beginning of year	3,176	3,281	19,302	18,053	14,335	10,753	13,581	7,665	18,728
Cash at end of year	$1,822	$3,999	$15,668	$19,188	$13,990	$11,577	$9,320	$5,940	$15,178

Cash paid for income taxes	$-	$-	$202	$-	$200	$495	$1,350	$250	$950
Cash paid for interest expenses	$-	$488	$-	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Deemed contribution from Manager for forgiveness of amounts due to manager	$-	$-	$-	$-	$-	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Haven	Haverhill	Haybridge	Hedgecrest	Helmerich	Hermanos	Holmes	Johnson	Keystone
Cash flows from operating activities:
Net income (loss)	$2,529	$1,227	$(5,837)	$5,363	$1,511	$597	$(7,580)	$3,719	$3,878
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	2,549	3,225	4,931	5,336	3,462	5,914	2,419	4,510	4,784
Increase in assets
Prepaid expenses	315	386	394	394	707	464	274	0	539
Due (from) to third party property managers	650	(50)	(1,991)	453	370	(516)	4,068	(159)	(2,147)
Increase (decrease) in liabilities
Accrued expenses	(727)	1,500	1,301	(357)	(410)	(630)	(1,319)	(2,900)	(3,525)
Tenant deposits	-	-	3,990	-	-	-	(1,395)	-	-
Due to (from) related parties	(4,815)	902	1,006	1,184	1,420	(7,014)	681	1,248	1,202
Net cash provided by (used in) operating activities	501	7,190	3,794	12,373	7,061	(1,186)	(2,851)	6,417	4,731

Cash flows from investing activities
Additions to property and equipment	-	-	-	(6,073)	-	-	-	-	-
Net cash used in investing activities	-	-	-	(6,073)	-	-	-	-	-

Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	-	-	-	-
Repayments of bridge financing, related party	-	-	-	-	-	-	-	-	-
Proceeds from operational notes, related party	5,700	-	-	-	-	7,700	-	-	-
Net proceeds from the issuance of membership units	-	-	-	-	-	-	-	-	-
Distributions	(4,242)	(6,402)	(4,984)	(7,097)	(6,510)	(5,408)	(3,076)	(8,429)	(8,621)
Net cash provided by (used in) financing activities	1,458	(6,402)	(4,984)	(7,097)	(6,510)	2,292	(3,076)	(8,429)	(8,621)

Net change in cash	1,959	787	(1,190)	(797)	551	1,106	(5,928)	(2,011)	(3,890)
Cash at beginning of year	2,123	6,658	18,262	16,561	15,946	6,549	12,837	23,239	16,296
Cash at end of year	$4,082	$7,446	$17,072	$15,764	$16,497	$7,655	$6,909	$21,227	$12,406

Cash paid for income taxes	$-	$200	$402	$948	$-	$-	$153	$450	$851
Cash paid for interest expenses	$182	$-	$-	$-	$-	$245	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Deemed contribution from Manager for forgiveness of amounts due to manager	$-	$-	$-	$-	$-	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Langley	Laurel	Layla	Liberty	Lithonia	Lola	Lucas	Macomber	Mallard
Cash flows from operating activities:
Net income (loss)	$(3,108)	$3,322	$1,993	$(1,145)	$(1,162)	$1,734	$(9,383)	$1,046	$2,725
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	4,559	4,631	4,453	5,545	4,963	4,144	4,070	4,286	2,862
Increase in assets
Prepaid expenses	-	482	506	1,100	414	415	1,292	1,370	355
Due (from) to third party property managers	(4,557)	80	(12)	23	(149)	23	(2,002)	(67)	1,352
Increase (decrease) in liabilities
Accrued expenses	(4,316)	(2,777)	(2,926)	(2,201)	1,056	(2,770)	(3,330)	(3,734)	(1,057)
Tenant deposits	-	-	-	-	-	-	2,395	-	-
Due to (from) related parties	5,318	1,167	1,097	1,033	1,137	1,040	899	1,712	875
Net cash provided by (used in) operating activities	(2,103)	6,905	5,111	4,355	6,259	4,586	(6,059)	4,613	7,112

Cash flows from investing activities
Additions to property and equipment	-	-	-	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-	-	-	-

Cash flows from financing activities
Repayments of amounts due to related party	(20,434)	-	-	-	-	-	-	-	-
Repayments of bridge financing, related party	(318,000)	-	-	-	-	-	-	-	-
Proceeds from operational notes, related party	-	-	-	-	-	-	-	-	-
Net proceeds from the issuance of membership units	362,757	-	-	-	-	-	-	-	-
Distributions	(8,111)	(9,804)	(9,035)	(4,204)	(4,638)	(9,401)	(1,843)	(6,216)	(5,398)
Net cash provided by (used in) financing activities	16,212	(9,804)	(9,035)	(4,204)	(4,638)	(9,401)	(1,843)	(6,216)	(5,398)

Net change in cash	14,109	(2,899)	(3,924)	151	1,621	(4,815)	(7,902)	(1,603)	1,714
Cash at beginning of year	-	24,838	14,604	4,897	6,926	20,051	15,168	10,353	11,162
Cash at end of year	$14,109	$21,939	$10,680	$5,048	$8,548	$15,236	$7,266	$8,750	$12,876

Cash paid for income taxes	$-	$450	$794	$200	$200	$739	$200	$250	$-
Cash paid for interest expenses	$663	$-	$-	$300	$911	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Deemed contribution from Manager for forgiveness of amounts due to manager	$-	$-	$-	$-	$-	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Marcy	Meridian	Metallo	Misty	Montgomery	Northbrook	Northridge	Oakland	Palmore
Cash flows from operating activities:
Net income (loss)	$1,187	$990	$(16,277)	$3,360	$965	$1,784	$(1,904)	$3,777	$(2,757)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	2,466	4,492	3,340	4,723	4,173	3,872	3,535	4,222	3,455
Increase in assets
Prepaid expenses	277	492	-	-	360	376	390	439	(580)
Due (from) to third party property managers	760	34	1,617	(2,267)	(423)	103	(148)	(314)	84
Increase (decrease) in liabilities
Accrued expenses	(1,054)	(832)	(4,736)	1,378	111	(3,569)	(165)	(2,774)	(1,118)
Tenant deposits	-	-	-	-	-	-	-	-	-
Due to (from) related parties	745	950	6,504	108	801	1,000	1,185	1,049	(758)
Net cash provided by (used in) operating activities	4,382	6,126	(9,551)	7,302	5,987	3,566	2,894	6,400	(1,673)

Cash flows from investing activities
Additions to property and equipment	-	-	-	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-	-	-	-

Cash flows from financing activities
Repayments of amounts due to related party	-	-	(14,673)	-	-	-	-	-	-
Repayments of bridge financing, related party	-	-	(284,000)	-	-	-	-	-	-
Proceeds from operational notes, related party	-	-	-	-	-	-	-	-	-
Net proceeds from the issuance of membership units	-	-	322,979	495	-	-	-	-	-
Distributions	(6,705)	(5,364)	-	(8,938)	(3,903)	(6,236)	(5,303)	(9,186)	(1,861)
Net cash provided by (used in) financing activities	(6,705)	(5,364)	24,306	(8,443)	(3,903)	(6,236)	(5,303)	(9,186)	(1,861)

Net change in cash	(2,324)	762	14,755	(1,141)	2,084	(2,670)	(2,409)	(2,786)	(3,534)
Cash at beginning of year	10,940	4,306	-	25,490	4,362	16,387	19,278	18,656	4,155
Cash at end of year	$8,616	$5,068	$14,755	$24,349	$6,446	$13,717	$16,869	$15,870	$621

Cash paid for income taxes	$153	$-	$153	$-	$-	$195	$-	$751	$-
Cash paid for interest expenses	$-	$-	$1,657	$-	$401	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Deemed contribution from Manager for forgiveness of amounts due to manager	$-	$-	$-	$-	$-	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Pebblestone	Perdita	Phoebe	Pongo	Portsmouth	Presidio	Rachel	Ratliff	Riverwood
Cash flows from operating activities:
Net income (loss)	$1,428	$2,007	$1,535	$2,559	$3,809	$(8,263)	$(790)	$2,658	$(1,168)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	4,642	4,560	3,818	4,560	3,331	3,288	3,972	4,394	5,020
Increase in assets
Prepaid expenses	539	406	414	406	319	-	414	415	455
Due (from) to third party property managers	(108)	-	(15)	-	(787)	(3,336)	800	597	(72)
Increase (decrease) in liabilities
Accrued expenses	(3,535)	(744)	(3,329)	(860)	(1,333)	(4,297)	(3,417)	(3,057)	579
Tenant deposits	-	-	-	-	-	1,745	(1,098)	-	-
Due to (from) related parties	1,131	1,350	1,002	1,340	961	4,468	1,024	1,094	1,192
Net cash provided by (used in) operating activities	4,097	7,579	3,425	8,005	6,301	(6,395)	905	6,101	6,005

Cash flows from investing activities
Additions to property and equipment	-	-	-	-	(5,989)	-	-	-	-
Net cash used in investing activities	-	-	-	-	(5,989)	-	-	-	-

Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	(15,196)	-	-	-
Repayments of bridge financing, related party	-	-	-	-	-	(229,000)	-	-	-
Proceeds from operational notes, related party	-	-	-	-	-	-	-	-	-
Net proceeds from the issuance of membership units	-	-	-	-	-	265,302	-	-	-
Distributions	(8,721)	(7,138)	(7,846)	(7,720)	(3,536)	(2,895)	(7,481)	(8,548)	(6,426)
Net cash provided by (used in) financing activities	(8,721)	(7,138)	(7,846)	(7,720)	(3,536)	18,211	(7,481)	(8,548)	(6,426)

Net change in cash	(4,624)	442	(4,421)	285	(3,224)	11,816	(6,576)	(2,447)	(420)
Cash at beginning of year	14,763	20,002	17,909	22,874	8,984	-	17,393	14,030	7,240
Cash at end of year	$10,139	$20,443	$13,488	$23,159	$5,760	$11,816	$10,817	$11,584	$6,820

Cash paid for income taxes	$825	$682	$1,387	$682	$-	$-	$708	$782	$250
Cash paid for interest expenses	$-	$-	$-	$-	$-	$2,576	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Deemed contribution from Manager for forgiveness of amounts due to manager	$-	$-	$-	$-	$-	$4,914	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Roanoke	Robinson	Ross	Sansa	Sedgefield	Seneca	Sheezy	Sherwood	Spangler
Cash flows from operating activities:
Net income (loss)	$4,238	$3,228	$2,727	$1,969	$3,737	$2,458	$2,169	$1,757	$(14,672)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	4,604	4,409	4,582	2,466	4,014	4,057	3,215	2,398	5,872
Increase in assets
Prepaid expenses	(788)	-	527	277	418	-	351	276	-
Due (from) to third party property managers	(3,250)	(850)	58	62	(2,059)	(844)	(69)	811	(2,596)
Increase (decrease) in liabilities
Accrued expenses	(3,343)	(1,055)	(3,592)	(657)	(588)	(842)	(3,064)	(1,267)	(12,174)
Tenant deposits	-	250	-	-	-	-	-	-	-
Due to (from) related parties	1,314	4,840	1,126	724	9,003	1,740	996	719	10,602
Net cash provided by (used in) operating activities	2,775	10,823	5,427	4,841	14,524	6,568	3,599	4,694	(12,969)

Cash flows from investing activities
Additions to property and equipment	-	-	-	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-	-	-	-

Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	-	-	-	(26,324)
Repayments of bridge financing, related party	-	-	-	-	-	-	-	-	(362,000)
Proceeds from operational notes, related party	-	-	-	-	-	-	-	-	-
Net proceeds from the issuance of membership units	-	-	-	-	-	-	-	-	420,629
Distributions	(9,123)	(8,550)	(10,119)	(6,238)	(7,937)	(7,638)	(6,291)	(6,349)	(1,499)
Net cash provided by (used in) financing activities	(9,123)	(8,550)	(10,119)	(6,238)	(7,937)	(7,638)	(6,291)	(6,349)	30,806

Net change in cash	(6,348)	2,272	(4,692)	(1,397)	6,587	(1,069)	(2,693)	(1,656)	17,837
Cash at beginning of year	22,621	24,787	23,357	13,296	23,488	23,414	14,858	8,977	-
Cash at end of year	$16,273	$27,059	$18,665	$11,900	$30,074	$22,344	$12,165	$7,321	$17,837

Cash paid for income taxes	$-	$214	$817	$153	$402	$-	$572	$153	$-
Cash paid for interest expenses	$-	$-	$-	$-	$-	$-	$-	$-	$2,489

Supplemental disclosure of non-cash investing and financing activities:
Deemed contribution from Manager for forgiveness of amounts due to manager	$-	$-	$-	$-	$-	$-	$-	$-	$5,657

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Summerglen	Tansel	Thomas	Tomlinson	Tytus	Vanzant	Watson	Westhaven	Wheeler
Cash flows from operating activities:
Net income (loss)	$1,862	$(3,434)	$(5,525)	$(26,588)	$3,798	$747	$2,679	$2,393	$3,550
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	3,330	4,476	3,015	3,332	3,579	4,862	2,419	3,508	2,864
Increase in assets
Prepaid expenses	671	970	285	-	349	357	274	344	346
Due (from) to third party property managers	(968)	2,947	1,973	(3,939)	(89)	846	28	(3,521)	(378)
Increase (decrease) in liabilities
Accrued expenses	(86)	252	(553)	(1,934)	(3,620)	(874)	(1,300)	(1,881)	(944)
Tenant deposits	-	(2,395)	-	2,250	-	-	-	-	-
Due to (from) related parties	1,352	(829)	576	10,015	1,049	1,191	723	1,160	987
Net cash provided by (used in) operating activities	6,162	1,986	(229)	(16,863)	5,065	7,130	4,824	2,004	6,425

Cash flows from investing activities
Additions to property and equipment	-	-	-	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-	-	-	-

Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	(15,430)	-	-	-	-	-
Repayments of bridge financing, related party	-	-	-	(232,000)	-	-	-	-	-
Proceeds from operational notes, related party	-	-	-	-	-	-	-	-	-
Net proceeds from the issuance of membership units	-	-	-	271,251	-	-	-	-	-
Distributions	(4,789)	(3,039)	(4,266)	(1,904)	(7,997)	(9,980)	(5,609)	(3,941)	(6,760)
Net cash provided by (used in) financing activities	(4,789)	(3,039)	(4,266)	21,917	(7,997)	(9,980)	(5,609)	(3,941)	(6,760)

Net change in cash	1,373	(1,053)	(4,494)	5,054	(2,932)	(2,851)	(785)	(1,937)	(335)
Cash at beginning of year	6,370	6,633	9,480	-	19,226	15,649	14,142	6,388	14,689
Cash at end of year	$7,743	$5,580	$4,986	$5,054	$16,294	$12,798	$13,357	$4,451	$14,353

Cash paid for income taxes	$-	$250	$200	$-	$-	$153	$153	$-	$-
Cash paid for interest expenses	$-	$-	$-	$4,156	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Deemed contribution from Manager for forgiveness of amounts due to manager	$-	$-	$-	$6,525	$-	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Williamson	Woodland	Woodwind	Wynde	Wyndhurst	Zane	Consolidated
Cash flows from operating activities:
Net income (loss)	$(6,512)	$1,705	$(8,596)	$2,927	$(5,339)	$1,676	$(19,080)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	3,940	2,927	3,504	4,024	4,257	2,241	379,050
Increase in assets
Prepaid expenses	(868)	298	301	483	461	302	37,925
Due (from) to third party property managers	2,074	(159)	1,283	100	(3,006)	78	(30,319)
Increase (decrease) in liabilities
Accrued expenses	(3,131)	(755)	850	318	215	(787)	(135,281)
Tenant deposits	-	-	(1,695)	-	1,745	-	8,538
Due to (from) related parties	1,001	199	2,551	(4,758)	1,240	693	133,140
Net cash provided by (used in) operating activities	(3,497)	4,215	(1,801)	3,095	(428)	4,202	373,973

Cash flows from investing activities
Additions to property and equipment	-	-	-	-	-	-	(17,202)
Net cash used in investing activities	-	-	-	-	-	-	(17,202)

Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	-	(161,381)
Repayments of bridge financing, related party	-	-	-	-	-	-	(2,349,683)
Proceeds from operational notes, related party	-	-	-	5,800	-	-	25,200
Net proceeds from the issuance of membership units	-	-	-	-	-	-	2,711,403
Distributions	(8,300)	(4,394)	(330)	(6,652)	(3,121)	(5,537)	(569,798)
Net cash provided by (used in) financing activities	(8,300)	(4,394)	(330)	(852)	(3,121)	(5,537)	(344,259)

Net change in cash	(11,797)	(179)	(2,131)	2,243	(3,549)	(1,335)	12,513
Cash at beginning of year	20,047	4,751	4,408	4,051	22,986	15,987	1,129,818
Cash at end of year	$8,250	$4,572	$2,277	$6,294	$19,438	$14,652	$1,142,331

Cash paid for income taxes	$-	$-	$200	$-	$-	$-	$25,771
Cash paid for interest expenses	$-	$-	$-	$185	$-	$-	$21,133

Supplemental disclosure of non-cash investing and financing activities:
Deemed contribution from Manager for forgiveness of amounts due to manager	$-	$-	$-	$-	$-	$-	$28,006

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

NOTES TO THE UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived Homes 3, LLC (the “Company”) is a Delaware series limited liability company formed on January 4, 2023, under the laws of Delaware. Arrived Homes 3, LLC was formed to permit public investment in individual single-family rental homes, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests that Arrived Fund Manager, LLC (the “manager”) establishes. As a Delaware series limited liability company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular series are segregated and enforceable only against the assets of such series, as provided under Delaware law.

The following list represents each series of Arrived Homes 3, LLC and the wholly owned limited liability company, which was used to acquire the single-family rental property for each series, along with the date the series was formed and the date the series LLC acquired the single-family rental property as of June 30, 2026.

SERIES OFFERING TABLE

Series Name	Name of the wholly-owned subsidiary of the Series	Date Formed	Acquisition Date
Arrived Series Adams, a series of Arrived Homes 3, LLC (Arrived Series Adams)	Arrived TN Adams, LLC	10/28/2024	11/12/2024
Arrived Series Antares, a series of Arrived Homes 3, LLC (Arrived Series Antares)	Arrived GA Antares, LLC	4/24/2023	5/5/2023
Arrived Series Aramis, a series of Arrived Homes 3, LLC (Arrived Series Aramis)	Arrived GA Aramis, LLC	4/27/2023	5/4/2023
Arrived Series Arkoma, a series of Arrived Homes 3, LLC (Arrived Series Arkoma)	Arrived AR Arkoma, LLC	4/6/2023	4/18/2023
Arrived Series Arya, a series of Arrived Homes 3, LLC (Arrived Series Arya)	Arrived AR Arya, LLC	9/27/2023	10/18/2023
Arrived Series Aspen, a series of Arrived Homes 3, LLC (Arrived Series Aspen)	Arrived GA Aspen, LLC	2/27/2023	3/16/2023
Arrived Series Athos, a series of Arrived Homes 3, LLC (Arrived Series Athos)	Arrived GA Athos, LLC	4/27/2023	5/9/2023
Arrived Series Barclay, a series of Arrived Homes 3, LLC (Arrived Series Barclay)	Arrived NC Barclay, LLC	4/17/2023	4/26/2023
Arrived Series Bayne, a series of Arrived Homes 3, LLC (Arrived Series Bayne)	Arrived TN Bayne, LLC	10/28/2024	11/20/2024
Arrived Series Bean, a series of Arrived Homes 3, LLC (Arrived Series Bean)	Arrived TN Bean, LLC	2/23/2023	9/13/2023
Arrived Series Bennett, a series of Arrived Homes 3, LLC (Arrived Series Bennett)	Arrived GA Bennett, LLC	2/27/2023	3/16/2023
Arrived Series Benny, a series of Arrived Homes 3, LLC (Arrived Series Benny)	Arrived OK Benny, LLC	2/22/2023	3/21/2023
Arrived Series Bluebell, a series of Arrived Homes 3, LLC (Arrived Series Bluebell)	Arrived KY Bluebell, LLC	4/6/2023	5/4/2023
Arrived Series Bowling, a series of Arrived Homes 3, LLC (Arrived Series Bowling)	Arrived Series Bowling, a series of Arrived Homes 3, LLC	12/7/2022	2/14/2023
Arrived Series Boxwood, a series of Arrived Homes 3, LLC (Arrived Series Boxwood)	Arrived MS Boxwood, LLC	10/28/2024	11/20/2024
Arrived Series Bradford, a series of Arrived Homes 3, LLC (Arrived Series Bradford)	Arrived NC Bradford, LLC	4/6/2023	4/25/2023
Arrived Series Brookwood, a series of Arrived Homes 3, LLC (Arrived Series Brookwood)	Arrived GA Brookwood, LLC	2/27/2023	3/9/2023
Arrived Series Bryant, a series of Arrived Homes 3, LLC (Arrived Series Bryant)	Arrived GA Bryant, LLC	3/21/2023	4/20/2023
Arrived Series Caden, a series of Arrived Homes 3, LLC (Arrived Series Caden)	Arrived Series Caden, a series of Arrived Homes 3, LLC	1/23/2023	2/21/2023
Arrived Series Camellia, a series of Arrived Homes 3, LLC (Arrived Series Camellia)	Arrived Series Camellia, a series of Arrived Homes 3, LLC	1/23/2023	2/14/2023
Arrived Series Caterpillar, a series of Arrived Homes 3, LLC (Arrived Series Caterpillar)	Arrived FL Caterpillar, LLC	4/21/2023	5/2/2023
Arrived Series Chilhowee, a series of Arrived Homes 3, LLC (Arrived Series Chilhowee)	Arrived TN Chilhowee, LLC	12/21/2022	1/21/2023
Arrived Series Claremore, a series of Arrived Homes 3, LLC (Arrived Series Claremore)	Arrived OK Claremore, LLC	2/17/2023	4/27/2023
Arrived Series Collinison, a series of Arrived Homes 3, LLC (Arrived Series Collinison)	Arrived TN Collinison, LLC	10/30/2023	11/15/2023

Series Name	Name of the wholly-owned subsidiary of the Series	Date Formed	Acquisition Date
Arrived Series Cordero, a series of Arrived Homes 3, LLC (Arrived Series Cordero)	Arrived NM Cordero, LLC	1/24/2023	4/18/2023
Arrived Series Cristalino, a series of Arrived Homes 3, LLC (Arrived Series Cristalino)	Arrived NM Cristalino, LLC	12/21/2022	2/13/2023
Arrived Series Ellie, a series of Arrived Homes 3, LLC (Arrived Series Ellie)	Arrived TN Ellie, LLC	9/11/2023	9/13/2023
Arrived Series Emelina, a series of Arrived Homes 3, LLC (Arrived Series Emelina)	Arrived Series Emelina, a series of Arrived Homes 3, LLC	1/10/2023	2/8/2023
Arrived Series Ethan, a series of Arrived Homes 3, LLC (Arrived Series Ethan)	Arrived Series Ethan, a series of Arrived Homes 3, LLC	3/16/2023	4/27/2023
Arrived Series Frances, a series of Arrived Homes 3, LLC (Arrived Series Frances)	Arrived MS Frances, LLC	10/18/2023	12/6/2023
Arrived Series Glenncrest, a series of Arrived Homes 3, LLC (Arrived Series Glenncrest)	Arrived Series Glenncrest, a series of Arrived Homes 3, LLC	11/1/2023	11/15/2023
Arrived Series Gordon, a series of Arrived Homes 3, LLC (Arrived Series Gordon)	Arrived GA Gordon, LLC	3/21/2023	4/11/2023
Arrived Series Haikey, a series of Arrived Homes 3, LLC (Arrived Series Haikey)	Arrived OK Haikey, LLC	2/17/2023	5/17/2023
Arrived Series Hamblen, a series of Arrived Homes 3, LLC (Arrived Series Hamblen)	Arrived TN Hamblen, LLC	3/10/2023	3/30/2023
Arrived Series Hancock, a series of Arrived Homes 3, LLC (Arrived Series Hancock)	Arrived GA Hancock, LLC	3/28/2023	4/27/2023
Arrived Series Hardman, a series of Arrived Homes 3, LLC (Arrived Series Hardman)	Arrived TN Hardman, LLC	10/24/2023	11/2/2023
Arrived Series Haven, a series of Arrived Homes 3, LLC (Arrived Series Haven)	Arrived Series Haven, a series of Arrived Homes 3, LLC	11/30/2022	2/21/2023
Arrived Series Haverhill, a series of Arrived Homes 3, LLC (Arrived Series Haverhill)	Arrived GA Haverhill, LLC	2/27/2023	3/16/2023
Arrived Series Haybridge, a series of Arrived Homes 3, LLC (Arrived Series Haybridge)	Arrived NC Haybridge, LLC	9/28/2023	10/18/2023
Arrived Series Hedgecrest, a series of Arrived Homes 3, LLC (Arrived Series Hedgecrest)	Arrived NC Hedgecrest, LLC	9/28/2023	10/18/2023
Arrived Series Helmerich, a series of Arrived Homes 3, LLC (Arrived Series Helmerich)	Arrived OK Helmerich, LLC	2/17/2023	4/19/2023
Arrived Series Hermanos, a series of Arrived Homes 3, LLC (Arrived Series Hermanos)	Arrived NM Hermanos, LLC	12/22/2022	1/31/2023
Arrived Series Holmes, a series of Arrived Homes 3, LLC (Arrived Series Holmes)	Arrived AR Holmes, LLC	3/7/2023	3/29/2023
Arrived Series Johnson, a series of Arrived Homes 3, LLC (Arrived Series Johnson)	Arrived TN Johnson, LLC	6/20/2024	6/26/2024
Arrived Series Keystone, a series of Arrived Homes 3, LLC (Arrived Series Keystone)	Arrived TN Keystone, LLC	10/31/2023	12/6/2023
Arrived Series Langley, a series of Arrived Homes 3, LLC (Arrived Series Langley)	Arrived VA Langley, LLC	10/23/2024	11/6/2024
Arrived Series Laurel, a series of Arrived Homes 3, LLC (Arrived Series Laurel)	Arrived TN Laurel, LLC	1/19/2024	1/24/2024
Arrived Series Layla, a series of Arrived Homes 3, LLC (Arrived Series Layla)	Arrived TN Layla, LLC	10/23/2023	11/15/2023
Arrived Series Liberty, a series of Arrived Homes 3, LLC (Arrived Series Liberty)	Arrived GA Liberty, LLC	3/10/2023	4/25/2023
Arrived Series Lithonia, a series of Arrived Homes 3, LLC (Arrived Series Lithonia)	Arrived GA Lithonia, LLC	2/27/2023	3/16/2023
Arrived Series Lola, a series of Arrived Homes 3, LLC (Arrived Series Lola)	Arrived TN Lola, LLC	10/23/2023	11/15/2023
Arrived Series Lucas, a series of Arrived Homes 3, LLC (Arrived Series Lucas)	Arrived GA Lucas, LLC	3/21/2023	4/20/2023
Arrived Series Macomber, a series of Arrived Homes 3, LLC (Arrived Series Macomber)	Arrived GA Macomber, LLC	3/28/2023	5/2/2023
Arrived Series Mallard, a series of Arrived Homes 3, LLC (Arrived Series Mallard)	Arrived Series Mallard, a series of Arrived Homes 3, LLC	3/16/2023	4/28/2023
Arrived Series Marcy, a series of Arrived Homes 3, LLC (Arrived Series Marcy)	Arrived AR Marcy, LLC	9/27/2023	10/18/2023
Arrived Series Meridian, a series of Arrived Homes 3, LLC (Arrived Series Meridian)	Arrived Series Meridian, a series of Arrived Homes 3, LLC	3/28/2023	4/21/2023
Arrived Series Metallo, a series of Arrived Homes 3, LLC (Arrived Series Metallo)	Arrived AR Metallo, LLC	11/18/2024	12/4/2024
Arrived Series Misty, a series of Arrived Homes 3, LLC (Arrived Series Misty)	Arrived MO Misty, LLC	10/29/2024	11/13/2024
Arrived Series Montgomery, a series of Arrived Homes 3, LLC (Arrived Series Montgomery)	Arrived Series Montgomery, a series of Arrived Homes 3, LLC	2/28/2023	3/22/2023
Arrived Series Northbrook, a series of Arrived Homes 3, LLC (Arrived Series Northbrook)	Arrived MS Northbrook, LLC	10/18/2023	11/20/2023

Series Name	Name of the wholly-owned subsidiary of the Series	Date Formed	Acquisition Date
Arrived Series Northridge, a series of Arrived Homes 3, LLC (Arrived Series Northridge)	Arrived KY Northridge, LLC	11/21/2023	12/13/2023
Arrived Series Oakland, a series of Arrived Homes 3, LLC (Arrived Series Oakland)	Arrived TN Oakland, LLC	10/19/2023	10/25/2023
Arrived Series Palmore, a series of Arrived Homes 3, LLC (Arrived Series Palmore)	Arrived Series Palmore, a series of Arrived Homes 3, LLC	1/26/2023	2/23/2023
Arrived Series Pebblestone, a series of Arrived Homes 3, LLC (Arrived Series Pebblestone)	Arrived TN Pebblestone, LLC	10/31/2023	12/6/2023
Arrived Series Perdita, a series of Arrived Homes 3, LLC (Arrived Series Perdita)	Arrived NC Perdita, LLC	4/17/2023	4/27/2023
Arrived Series Phoebe, a series of Arrived Homes 3, LLC (Arrived Series Phoebe)	Arrived TN Phoebe, LLC	12/13/2023	12/27/2023
Arrived Series Pongo, a series of Arrived Homes 3, LLC (Arrived Series Pongo)	Arrived NC Pongo, LLC	4/17/2023	4/27/2023
Arrived Series Portsmouth, a series of Arrived Homes 3, LLC (Arrived Series Portsmouth)	Arrived VA Portsmouth, LLC	3/2/2023	3/15/2023
Arrived Series Presidio, a series of Arrived Homes 3, LLC (Arrived Series Presidio)	Arrived IN Presidio, LLC	10/28/2024	11/13/2024
Arrived Series Rachel, a series of Arrived Homes 3, LLC (Arrived Series Rachel)	Arrived TN Rachel, LLC	11/1/2023	11/29/2023
Arrived Series Ratliff, a series of Arrived Homes 3, LLC (Arrived Series Ratliff)	Arrived TN Ratliff, LLC	10/19/2023	10/25/2023
Arrived Series Riverwood, a series of Arrived Homes 3, LLC (Arrived Series Riverwood)	Arrived GA Riverwood, LLC	3/21/2023	4/26/2023
Arrived Series Roanoke, a series of Arrived Homes 3, LLC (Arrived Series Roanoke)	Arrived VA Roanoke, LLC	4/28/2023	5/11/2023
Arrived Series Robinson, a series of Arrived Homes 3, LLC (Arrived Series Robinson)	Arrived MS Robinson, LLC	9/5/2024	10/9/2024
Arrived Series Ross, a series of Arrived Homes 3, LLC (Arrived Series Ross)	Arrived TN Ross, LLC	11/1/2023	11/29/2023
Arrived Series Sansa, a series of Arrived Homes 3, LLC (Arrived Series Sansa)	Arrived AR Sansa, LLC	9/27/2023	10/18/2023
Arrived Series Sedgefield, a series of Arrived Homes 3, LLC (Arrived Series Sedgefield)	Arrived NC Sedgefield, LLC	1/22/2024	1/31/2024
Arrived Series Seneca, a series of Arrived Homes 3, LLC (Arrived Series Seneca)	Arrived KY Seneca, LLC	8/23/2024	9/4/2024
Arrived Series Sheezy, a series of Arrived Homes 3, LLC (Arrived Series Sheezy)	Arrived TN Sheezy, LLC	11/30/2022	1/21/2023
Arrived Series Sherwood, a series of Arrived Homes 3, LLC (Arrived Series Sherwood)	Arrived AR Sherwood, LLC	3/28/2023	4/25/2023
Arrived Series Spangler, a series of Arrived Homes 3, LLC (Arrived Series Spangler)	Arrived KY Spangler, LLC	10/30/2024	11/20/2024
Arrived Series Summerglen, a series of Arrived Homes 3, LLC (Arrived Series Summerglen)	Arrived OK Summerglen, LLC	2/17/2023	3/29/2023
Arrived Series Tansel, a series of Arrived Homes 3, LLC (Arrived Series Tansel)	Arrived GA Tansel, LLC	4/18/2023	4/26/2023
Arrived Series Thomas, a series of Arrived Homes 3, LLC (Arrived Series Thomas)	Arrived GA Thomas, LLC	2/27/2023	3/16/2023
Arrived Series Tomlinson, a series of Arrived Homes 3, LLC (Arrived Series Tomlinson)	Arrived KY Tomlinson, LLC	10/30/2024	11/13/2024
Arrived Series Tytus, a series of Arrived Homes 3, LLC (Arrived Series Tytus)	Arrived OH Tytus, LLC	4/13/2023	4/27/2023
Arrived Series Vanzant, a series of Arrived Homes 3, LLC (Arrived Series Vanzant)	Arrived AR Vanzant, LLC	11/29/2023	12/6/2023
Arrived Series Watson, a series of Arrived Homes 3, LLC (Arrived Series Watson)	Arrived AR Watson, LLC	3/7/2023	3/29/2023
Arrived Series Westhaven, a series of Arrived Homes 3, LLC (Arrived Series Westhaven)	Arrived VA Westhaven, LLC	3/2/2023	3/31/2023
Arrived Series Wheeler, a series of Arrived Homes 3, LLC (Arrived Series Wheeler)	Arrived Series Wheeler, a series of Arrived Homes 3, LLC	3/6/2023	3/31/2023
Arrived Series Williamson, a series of Arrived Homes 3, LLC (Arrived Series Williamson)	Arrived VA Williamson, LLC	3/2/2023	5/8/2023
Arrived Series Woodland, a series of Arrived Homes 3, LLC (Arrived Series Woodland)	Arrived Series Woodland, a series of Arrived Homes 3, LLC	3/21/2023	4/19/2023
Arrived Series Woodwind, a series of Arrived Homes 3, LLC (Arrived Series Woodwind)	Arrived GA Woodwind, LLC	2/27/2023	3/9/2023
Arrived Series Wynde, a series of Arrived Homes 3, LLC (Arrived Series Wynde)	Arrived Series Wynde, a series of Arrived Homes 3, LLC	3/28/2023	4/26/2023
Arrived Series Wyndhurst, a series of Arrived Homes 3, LLC (Arrived Series Wyndhurst)	Arrived Series Wyndhurst, a series of Arrived Homes 3, LLC	11/17/2023	11/29/2023
Arrived Series Zane, a series of Arrived Homes 3, LLC (Arrived Series Zane)	Arrived Series Zane, a series of Arrived Homes 3, LLC	4/13/2023	5/5/2023

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the series conform to accounting principles generally accepted in the United States of America (GAAP). The series has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in the Jumpstart Our Business Startups Act, enacted on April 5, 2012, and has elected to comply with certain reduced public company reporting requirements; however, the Company may adopt accounting standards based on the effective dates for public entities.

The accompanying unaudited consolidated and consolidating financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission for interim financial reporting. In the opinion of management, all adjustments necessary for a fair presentation of the interim financial statements have been included and are of a normal recurring nature.

These interim financial statements do not include all of the information and footnotes required by GAAP for complete annual financial statements and should be read in conjunction with the Company’s audited financial statements and related notes as of and for the year ended December 31, 2025, included in the Company’s Annual Report on Form 1-K. The December 31, 2025 balance sheet presented herein has been derived from those audited financial statements.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Arrived Homes 3, LLC and its series. All intercompany transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company and each series comply with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regard to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Per the operating agreement, the manager is eligible to receive up to a maximum of 2% of the gross offering proceeds per the series offering, as reimbursement for offering expenses including legal, accounting, escrow, underwriting, filing, and compliance costs, as applicable, related to a specific offering.

Upon completion of an offering, the series may also be required to pay the manager sourcing fees as defined in the offering documents. The manager is responsible for sourcing and analyzing the series’ property.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows, or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s consolidated and consolidating financial instruments, such as cash and accrued expenses, approximate fair value due to the short-term nature of these instruments. The estimated fair value of operational notes, related party, approximates their carrying amount because the stated interest rate of 6.5% approximates rates currently available to the Company for borrowings with similar terms and credit risk, and the notes are reissued at then-current terms upon maturity.

Management Compensation

The manager will receive from each series an annual asset management fee equal to six-tenths of a percent (0.6%) of the purchase price of the series property for that series, paid out of the series’ net operating rental income on a quarterly basis. Additionally, pursuant to the operating agreement, the manager will receive reimbursements for out-of-pocket expenses in connection with the Company’s organization and offerings (up to a maximum of 2% of the gross offering proceeds per series offering) and in connection with the Company’s operations and the acquisition of properties and in connection with third parties providing services to the Company. The manager may also receive a portion of the property management fee, which will be equal to the difference between eight percent (8%) and the amount actually charged by the property manager when the series property is occupied, and the property disposition fee as described below. With respect to the operating accounts for each series that the manager maintains with a third-party bank, the manager will be entitled to receive any interest earned on the cash balances in such accounts. The manager reserves the right to waive any fees or reimbursements it is due in its sole discretion.

Property Management Fee

The Company will appoint an affiliate of the manager or a third-party property management company to serve as property manager to manage the property of each series pursuant to a property management agreement. The fee arrangements for each property management company are set forth below:

Marketplace Homes

As compensation for the services provided by the property manager, each series will be charged a property management fee of $70 on a monthly basis and paid to the property manager pursuant to the property management agreement.

Mynd Property Management

As compensation for the services provided by the property manager, each series will be charged a property management fee equal to six percent (6%) of all rents and fees as remitted to the series or a minimum property management fee of $84 on a monthly basis and paid to the property manager pursuant to the property management agreement.

The property manager for each series is specified in the latest Offering Circular under “The Series Properties Being Offered.”

Property Disposition Fee

Upon the disposition and sale of the series’ property, the manager will charge the series a market-rate property disposition fee that will cover property sale expenses such as brokerage commissions, title, escrow, and closing costs. It is expected that the disposition fee charged to the series will range from six to seven percent of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the series, the manager will receive the difference.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses include accrued property taxes, dividends, audit and tax fees, and interest payable on the series’ operational notes, related party.

Due From (To) Third-Party Property Managers

Due from (to) third-party property managers are uncollateralized obligations due under normal trade terms generally requiring payment within 30 days from the approved prior month financial statements. Due from (to) property managers are presented net of receipts and expenses for the reported month. The Company uses a loss-rate approach based on historical loss information, adjusted for management’s expectations about current and future economic conditions, as the basis to determine expected cash receipts and distributions. Management exercises significant judgment in determining expected credit losses. Key inputs include macroeconomic factors, industry trends, and the creditworthiness of counterparties. Management believes that the composition of receivables at period-end is consistent with historical conditions as credit terms and practices and the property managers have not changed significantly. The Company and series determined it was not necessary to record an allowance for credit losses as of June 30, 2026 and December 31, 2025.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The series’ property and equipment include the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of comprehensive income (loss).

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets for the six months ended June 30, 2026 and 2025.

Tenant Deposits

Tenant deposit liabilities represent security deposits received from tenant customers. This encompasses deposits administered by property management entities and liabilities associated with tenant deposits.

Operating Expenses

The series is responsible for the costs and expenses attributable to the activities of the series. The manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from a series property and cannot be covered by any operating expense reserves on the balance sheet of the series, the manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the series with a credit to contributed capital, (b) loan the amount of the operating expenses to the series, on which the manager may impose a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by the series’ property, and/or (c) cause additional interests to be issued in the series in order to cover such additional amounts.

Revenue Recognition

The Company’s rental arrangements are accounted for as operating leases under ASC 842, Leases. Rental income is recognized on a straight-line basis over the applicable lease term when collectability is probable. Variable lease payments and other tenant charges are recognized in the period in which the related amounts are earned. Tenant security deposits are not recognized as revenue unless and until the Company becomes entitled to retain them.

Comprehensive Loss

The Company follows FASB ASC 220 in reporting comprehensive loss. Comprehensive loss is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net loss. Since the Company has no items of other comprehensive loss, comprehensive loss is equal to net loss.

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is organized as an LLC for legal purposes and has elected to be treated as a C corporation for tax purposes, pursuant to subchapter C of the Internal Revenue Code.

Furthermore, each series complies with the requirements to be a Real Estate Investment Trust (“REIT”), a special type of C corporation that files tax form 1120-REIT. A REIT may not be required to pay income tax at the corporate level because this form of corporation is permitted to deduct dividends paid to members as an expense. Therefore, if a REIT paid out all profit and capital gains to its members, it could potentially report no taxable income. Tax losses of REITs are not allocated directly to members but, under current law, losses may be accumulated and carried forward indefinitely and be used to offset up to 80% of taxable income in any future year, thereby reducing the reported taxable income of the REIT.

Most states give REITs a deduction for dividends paid. Since the series generally pay dividends in excess of the taxable income generated, there would be no state tax liability in these states. In states that do not give a deduction for dividends paid, there may be a state income tax due that is assessed based on the tax table for that particular state. There is no state tax liability for members based on the locations of properties held in the REITs. The rules for state tax loss carryforwards vary by state as some conform to the federal rules while others have restrictions on timeframes and/or the percentage of loss that can be carried forward.

Recently Issued and Recently Adopted Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,” which requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization included in each relevant expense caption presented on the statement of operations. The standard also requires disclosure of a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, as well as the total amount of selling expenses and an entity’s definition of selling expenses. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Company is currently evaluating the impact this standard will have on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated and consolidating financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, nominal cash, and has had limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months from the filing of this Semiannual Report is dependent upon its ability to continue to generate cash flow from its rental properties and/or obtain financing from the manager. However, there are no assurances that the Company can continue to generate cash flow from its rental properties or that the manager will always be in the position to provide funding when needed. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment, net, consists of the following:

June 30, 2026

Series	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
Adams	$230,829	$76,000	$-	$306,829	$(12,591)	$294,238
Antares	234,124	78,041	-	312,165	(25,541)	286,624
Aramis	226,769	75,590	-	302,358	(24,738)	277,620
Arkoma	178,459	59,486	-	237,946	(20,009)	217,937
Arya	135,657	45,219	-	180,876	(12,743)	168,132
Aspen	202,343	67,448	-	269,791	(23,300)	246,490
Athos	219,648	73,216	5,840	298,704	(27,076)	271,628
Barclay	231,439	77,146	-	308,585	(25,949)	282,635
Bayne	264,381	86,906	-	351,287	(14,421)	336,866
Bean	221,579	73,860	-	295,438	(21,486)	273,952
Bennett	160,052	53,351	-	213,402	(18,430)	194,972
Benny	192,665	64,222	-	256,887	(22,186)	234,701
Bluebell	225,920	75,307	-	301,226	(24,646)	276,580
Bowling	157,406	52,469	-	209,875	(18,603)	191,272
Boxwood	243,102	81,248	-	324,350	(13,260)	311,090
Bradford	229,997	76,666	-	306,663	(25,779)	280,884
Brookwood	211,955	70,652	-	282,607	(24,407)	258,200
Bryant	211,467	70,489	5,470	287,426	(26,992)	260,434
Caden	189,056	63,019	-	252,075	(22,343)	229,732
Camellia	192,475	64,158	13,114	269,747	(30,470)	239,277
Caterpillar	226,811	75,604	-	302,414	(24,743)	277,671
Chilhowee	245,882	80,960	-	326,842	(30,549)	296,293
Claremore	177,773	59,258	-	237,030	(19,932)	217,098
Collinison	228,338	75,250	5,140	308,728	(22,300)	286,428
Cordero	190,960	63,653	21,346	275,959	(23,869)	252,090
Cristalino	232,382	77,461	-	309,843	(27,463)	282,380
Ellie	217,159	72,386	-	289,546	(21,058)	268,488
Emelina	188,311	62,770	6,975	258,056	(26,672)	231,384
Ethan	146,204	48,735	14,886	209,824	(23,336)	186,488
Frances	211,050	69,498	-	280,547	(18,547)	262,000
Glenncrest	219,509	72,500	-	292,009	(19,955)	272,054
Gordon	193,167	64,389	-	257,556	(21,658)	235,898
Haikey	185,216	61,739	-	246,955	(20,205)	226,750
Hamblen	193,966	64,655	-	258,621	(22,335)	236,285
Hancock	204,015	68,005	5,175	277,195	(25,980)	251,215
Hardman	292,918	97,639	-	390,558	(26,629)	363,929
Haven	140,196	46,732	-	186,928	(16,569)	170,359
Haverhill	177,351	59,117	-	236,468	(20,422)	216,046
Haybridge	271,195	90,398	-	361,593	(25,476)	336,117
Hedgecrest	271,195	90,398	6,073	367,666	(27,095)	340,571
Helmerich	190,433	63,478	-	253,910	(21,352)	232,558
Hermanos	232,856	77,619	16,803	327,278	(38,692)	288,586
Holmes	133,058	44,353	-	177,411	(15,322)	162,089
Johnson	248,064	81,518	-	329,582	(17,289)	312,292
Keystone	263,140	86,695	-	349,835	(23,124)	326,710
Langley	250,762	83,750	-	334,512	(13,678)	320,834
Laurel	254,681	83,811	-	338,492	(21,609)	316,883
Layla	244,911	81,637	-	326,548	(22,265)	304,284
Liberty	189,606	63,202	20,979	273,787	(31,217)	242,570
Lithonia	213,879	71,293	10,745	295,917	(29,464)	266,453
Lola	227,929	75,976	5,432	309,337	(21,807)	287,530
Lucas	192,650	64,217	5,675	262,542	(24,438)	238,104
Macomber	207,833	69,278	5,068	282,178	(25,629)	256,549
Mallard	157,399	52,466	-	209,866	(17,648)	192,218
Marcy	135,657	45,219	-	180,876	(12,743)	168,132
Meridian	199,873	66,624	8,575	275,072	(26,412)	248,661
Metallo	220,432	74,750	-	295,182	(11,356)	283,827
Misty	259,742	86,250	-	345,992	(14,168)	331,824
Montgomery	154,790	51,597	13,590	219,977	(23,714)	196,264
Northbrook	212,953	70,984	-	283,937	(19,359)	264,578
Northridge	194,437	67,475	-	261,912	(17,087)	244,825
Oakland	232,207	77,402	-	309,609	(21,813)	287,796
Palmore	151,605	50,535	6,990	209,131	(21,645)	187,486
Pebblestone	255,302	84,106	-	339,409	(22,436)	316,973
Perdita	250,821	83,607	-	334,428	(28,122)	306,306
Phoebe	210,002	69,026	-	279,028	(18,455)	260,573
Pongo	250,821	83,607	-	334,428	(28,122)	306,306
Portsmouth	161,270	53,757	5,989	221,015	(20,168)	200,847
Presidio	180,825	60,500	-	241,325	(9,863)	231,462
Rachel	218,441	72,814	-	291,255	(19,858)	271,397
Ratliff	241,684	80,561	-	322,245	(22,704)	299,541
Riverwood	217,223	72,408	10,721	300,352	(30,422)	269,930
Roanoke	253,193	84,398	-	337,591	(27,621)	309,970
Robinson	242,512	80,998	-	323,510	(13,963)	309,547
Ross	252,016	84,005	-	336,021	(22,910)	313,110
Sansa	135,657	45,219	-	180,876	(12,743)	168,132
Sedgefield	220,746	75,725	-	296,471	(18,061)	278,410
Seneca	223,146	73,725	-	296,871	(13,524)	283,347
Sheezy	176,837	58,250	-	235,087	(21,971)	213,116
Sherwood	131,898	43,966	-	175,864	(14,789)	161,075
Spangler	288,280	95,500	6,308	390,088	(17,617)	372,472
Summerglen	183,172	61,057	-	244,229	(21,093)	223,136
Tansel	246,162	82,054	-	328,216	(27,600)	300,616
Thomas	165,820	55,273	-	221,093	(19,094)	201,999
Tomlinson	183,250	61,250	-	244,500	(9,995)	234,505
Tytus	196,851	65,617	-	262,468	(22,071)	240,396
Vanzant	267,416	88,750	-	356,166	(23,500)	332,666
Watson	133,058	44,353	-	177,411	(15,322)	162,089
Westhaven	192,956	64,319	-	257,274	(22,219)	235,055
Wheeler	157,535	52,512	-	210,047	(18,140)	191,906
Williamson	216,704	72,235	-	288,939	(23,640)	265,299
Woodland	121,075	40,358	7,252	168,685	(17,926)	150,759
Woodwind	192,730	64,243	-	256,974	(22,193)	234,781
Wynde	188,783	62,928	5,914	257,624	(24,419)	233,205
Wyndhurst	234,133	78,044	-	312,177	(21,285)	290,893
Zane	123,239	41,080	7,252	171,571	(14,290)	157,281
	$19,855,368	$6,612,008	$221,311	$26,688,687	$(2,057,731)	$24,630,956

December 31, 2025

Series	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
Adams	$230,829	$76,000	$-	$306,829	$(8,394)	$298,435
Antares	234,124	78,041	-	312,165	(21,284)	290,881
Aramis	226,769	75,590	-	302,358	(20,615)	281,743
Arkoma	178,459	59,486	-	237,946	(16,764)	221,181
Arya	135,657	45,219	-	180,876	(10,277)	170,599
Aspen	202,343	67,448	-	269,791	(19,621)	250,169
Athos	219,648	73,216	5,840	298,704	(22,499)	276,205
Barclay	231,439	77,146	-	308,585	(21,741)	286,843
Bayne	264,381	86,906	-	351,287	(9,614)	341,673
Bean	221,579	73,860	-	295,438	(17,458)	277,980
Bennett	160,052	53,351	-	213,402	(15,520)	197,882
Benny	192,665	64,222	-	256,887	(18,683)	238,204
Bluebell	225,920	75,307	-	301,226	(20,538)	280,688
Bowling	157,406	52,469	-	209,875	(15,741)	194,134
Boxwood	243,102	81,248	-	324,350	(8,840)	315,510
Bradford	229,997	76,666	-	306,663	(21,599)	285,064
Brookwood	211,955	70,652	-	282,607	(20,553)	262,054
Bryant	211,467	70,489	5,470	287,426	(22,600)	264,826
Caden	189,056	63,019	-	252,075	(18,906)	233,169
Camellia	192,475	64,158	13,114	269,747	(25,659)	244,088
Caterpillar	226,811	75,604	-	302,414	(20,619)	281,795
Chilhowee	245,882	80,960	-	326,842	(26,079)	300,764
Claremore	177,773	59,258	-	237,030	(16,700)	220,330
Collinison	228,338	75,250	5,140	308,728	(17,634)	291,094
Cordero	190,960	63,653	21,346	275,959	(20,009)	255,950
Cristalino	232,382	77,461	-	309,843	(23,238)	286,605
Ellie	217,159	72,386	-	289,546	(17,110)	272,436
Emelina	188,311	62,770	6,975	258,056	(22,551)	235,505
Ethan	146,204	48,735	14,886	209,824	(19,189)	190,635
Frances	211,050	69,498	-	280,547	(14,709)	265,838
Glenncrest	219,509	72,500	-	292,009	(15,964)	276,045
Gordon	193,167	64,389	-	257,556	(18,146)	239,410
Haikey	185,216	61,739	-	246,955	(16,838)	230,117
Hamblen	193,966	64,655	-	258,621	(18,809)	239,812
Hancock	204,015	68,005	5,175	277,195	(21,753)	255,442
Hardman	292,918	97,639	-	390,558	(21,303)	369,255
Haven	140,196	46,732	-	186,928	(14,020)	172,908
Haverhill	177,351	59,117	-	236,468	(17,198)	219,271
Haybridge	271,195	90,398	-	361,593	(20,545)	341,048
Hedgecrest	271,195	90,398	6,073	367,666	(21,557)	346,109
Helmerich	190,433	63,478	-	253,910	(17,889)	236,021
Hermanos	232,856	77,619	16,803	327,278	(32,778)	294,500
Holmes	133,058	44,353	-	177,411	(12,903)	164,508
Johnson	248,064	81,518	-	329,582	(12,779)	316,802
Keystone	263,140	86,695	-	349,835	(18,340)	331,495
Langley	250,762	83,750	-	334,512	(9,119)	325,393
Laurel	254,681	83,811	-	338,492	(16,979)	321,514
Layla	244,911	81,637	-	326,548	(17,812)	308,736
Liberty	189,606	63,202	20,979	273,787	(25,672)	248,115
Lithonia	213,879	71,293	10,745	295,917	(24,501)	271,416
Lola	227,929	75,976	5,432	309,337	(17,120)	292,217
Lucas	192,650	64,217	5,675	262,542	(20,367)	242,175
Macomber	207,833	69,278	5,068	282,178	(21,343)	260,834
Mallard	157,399	52,466	-	209,866	(14,786)	195,079
Marcy	135,657	45,219	-	180,876	(10,277)	170,599
Meridian	199,873	66,624	8,575	275,072	(21,920)	253,152
Metallo	220,432	74,750	-	295,182	(7,348)	287,835
Misty	259,742	86,250	-	345,992	(9,445)	336,547
Montgomery	154,790	51,597	13,590	219,977	(19,540)	200,437
Northbrook	212,953	70,984	-	283,937	(15,487)	268,450
Northridge	194,437	67,475	-	261,912	(13,552)	248,360
Oakland	232,207	77,402	-	309,609	(17,592)	292,018
Palmore	151,605	50,535	6,990	209,131	(18,190)	190,941
Pebblestone	255,302	84,106	-	339,409	(17,794)	321,615
Perdita	250,821	83,607	-	334,428	(23,562)	310,866
Phoebe	210,002	69,026	-	279,028	(14,637)	264,391
Pongo	250,821	83,607	-	334,428	(23,562)	310,866
Portsmouth	161,270	53,757	5,989	221,015	(16,636)	204,378
Presidio	180,825	60,500	-	241,325	(6,575)	234,750
Rachel	218,441	72,814	-	291,255	(15,887)	275,368
Ratliff	241,684	80,561	-	322,245	(18,309)	303,936
Riverwood	217,223	72,408	10,721	300,352	(25,402)	274,950
Roanoke	253,193	84,398	-	337,591	(23,018)	314,574
Robinson	242,512	80,998	-	323,510	(9,554)	313,956
Ross	252,016	84,005	-	336,021	(18,328)	317,692
Sansa	135,657	45,219	-	180,876	(10,277)	170,599
Sedgefield	220,746	75,725	-	296,471	(14,048)	282,423
Seneca	223,146	73,725	-	296,871	(9,467)	287,404
Sheezy	176,837	58,250	-	235,087	(18,755)	216,331
Sherwood	131,898	43,966	-	175,864	(12,390)	163,473
Spangler	288,280	95,500	6,308	390,088	(11,745)	378,344
Summerglen	183,172	61,057	-	244,229	(17,762)	226,467
Tansel	246,162	82,054	-	328,216	(23,124)	305,092
Thomas	165,820	55,273	-	221,093	(16,079)	205,013
Tomlinson	183,250	61,250	-	244,500	(6,664)	237,836
Tytus	196,851	65,617	-	262,468	(18,492)	243,975
Vanzant	267,416	88,750	-	356,166	(18,638)	337,528
Watson	133,058	44,353	-	177,411	(12,903)	164,508
Westhaven	192,956	64,319	-	257,274	(18,711)	238,563
Wheeler	157,535	52,512	-	210,047	(15,276)	194,770
Williamson	216,704	72,235	-	288,939	(19,700)	269,239
Woodland	121,075	40,358	7,252	168,685	(15,000)	153,685
Woodwind	192,730	64,243	-	256,974	(18,689)	238,285
Wynde	188,783	62,928	5,914	257,624	(20,395)	237,228
Wyndhurst	234,133	78,044	-	312,177	(17,028)	295,149
Zane	123,239	41,080	7,252	171,571	(11,324)	160,247
	$19,855,368	$6,612,008	$221,311	$26,688,687	$(1,676,342)	$25,012,345

For the six months ended June 30, 2026 and 2025, depreciation expense was $381,388 and $379,050, respectively.

NOTE 5: BRIDGE FINANCING, RELATED PARTY

There was no bridge financing, related party, outstanding as of June 30, 2026 or December 31, 2025, and there was no bridge financing activity during the six months ended June 30, 2026. During the six months ended June 30, 2025, several series repaid bridge financing from a related party, Arrived Short Term Notes, LLC, in an aggregate amount of $2,349,683. The repayments were funded through proceeds raised from the issuance of membership units. The principal and all accrued interest were repaid in full. Interest expense related to this financing for the six months ended June 30, 2026 and 2025 was $0 and $17,421, respectively.

NOTE 6: OPERATIONAL NOTES, RELATED PARTY

Certain series have obtained operational notes from a related party, Arrived Short Term Notes, LLC, to fund property improvements and other operating needs. The operational notes have a term of 18 months and do not have any prepayment penalties. As of June 30, 2026, all outstanding operational notes bear interest at a rate of 6.5% per annum. As of December 31, 2025, outstanding operational notes bore interest at rates of 6.5% to 7.5% per annum.

As of June 30, 2026 and December 31, 2025, the aggregate outstanding balance of operational notes was $154,600 and $132,400, respectively. During the six months ended June 30, 2026, several series obtained operational notes in an aggregate amount of $155,500 and repaid operational notes in an aggregate amount of $133,300. This activity includes the reissuance on May 22, 2026 of operational notes with an aggregate principal balance of $110,800, under which the series repaid the existing notes and obtained new notes from Arrived Short Term Notes, LLC at an interest rate of 6.5% per annum for a term of 18 months, reducing the interest rate on the notes previously bearing interest at 7.5% per annum. During the six months ended June 30, 2025, several series obtained operational notes in an aggregate amount of $25,200.

As of June 30, 2026, operational notes of $14,100 mature within twelve months of the balance sheet date. In September 2026, Arrived Short Term Notes, LLC agreed in writing to extend or reissue these notes upon maturity for a term of 18 months at an interest rate of 6.5% per annum. As the Company has the intent and ability to refinance these obligations on a long-term basis, the operational notes are classified as noncurrent in the accompanying balance sheets.

Interest expense associated with the operational notes for the six months ended June 30, 2026 and 2025 was $4,788 and $3,712, respectively.

NOTE 7: MEMBERS’ EQUITY (DEFICIT)

Each series is managed by Arrived Fund Manager, LLC, a Delaware limited liability company and managing member of the Company. Pursuant to the terms of the operating agreement, the manager will provide certain management and advisory services, as well as a management team and appropriate support personnel to the Company.

The manager will be responsible for directing the management of the series’ business and affairs, managing the day-to-day affairs, and implementing the series’ investment strategy.

The manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the series. The manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The series expects the manager to make distributions on a monthly basis. However, the manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

Membership Interests

For the six months ended June 30, 2026 and 2025, certain series closed on their public offerings for net proceeds of $0 and $2,711,403, respectively. The following is a summary of the public offerings by each series for the six months ended June 30, 2025.

June 30, 2025

Series	# of Units Issued	Net proceeds from the issuance of membership units	Offering brokerage fee (1%)	Offering expense (2%)
Adams	36,087	$334,077	$3,609	$7,224
Antares	-	-	-	-
Aramis	-	-	-	-
Arkoma	-	-	-	-
Arya	-	-	-	-
Aspen	-	-	-	-
Athos	-	-	-	-
Barclay	-	-	-	-
Bayne	41,105	380,478	4,111	8,222
Bean	-	-	-	-
Bennett	-	-	-	-
Benny	-	-	-	-
Bluebell	-	-	-	-
Bowling	-	-	-	-
Boxwood	38,181	353,436	3,818	7,636
Bradford	-	-	-	-
Brookwood	-	-	-	-
Bryant	-	-	-	-
Caden	-	-	-	-
Camellia	-	-	-	-
Caterpillar	-	-	-	-
Chilhowee	-	-	-	-
Claremore	-	-	-	-
Collinison	-	-	-	-
Cordero	-	-	-	-
Cristalino	-	-	-	-
Ellie	-	-	-	-
Emelina	-	-	-	-
Ethan	-	-	-	-
Frances	-	-	-	-
Glenncrest	-	-	-	-
Gordon	-	-	-	-
Haikey	-	-	-	-
Hamblen	-	-	-	-
Hancock	-	-	-	-
Hardman	-	-	-	-
Haven	-	-	-	-
Haverhill	-	-	-	-
Haybridge	-	-	-	-
Hedgecrest	-	-	-	-
Helmerich	-	-	-	-
Hermanos	-	-	-	-
Holmes	-	-	-	-
Johnson	-	-	-	-
Keystone	-	-	-	-
Langley	39,184	362,757	3,918	7,845
Laurel	-	-	-	-
Layla	-	-	-	-
Liberty	-	-	-	-
Lithonia	-	-	-	-
Lola	-	-	-	-
Lucas	-	-	-	-
Macomber	-	-	-	-
Mallard	-	-	-	-
Marcy	-	-	-	-
Meridian	-	-	-	-
Metallo	34,888	322,979	3,489	6,982
Misty	50	495	5	-
Montgomery	-	-	-	-
Northbrook	-	-	-	-
Northridge	-	-	-	-
Oakland	-	-	-	-
Palmore	-	-	-	-
Pebblestone	-	-	-	-
Perdita	-	-	-	-
Phoebe	-	-	-	-
Pongo	-	-	-	-
Portsmouth	-	-	-	-
Presidio	28,661	265,302	2,867	5,741
Rachel	-	-	-	-
Ratliff	-	-	-	-
Riverwood	-	-	-	-
Roanoke	-	-	-	-
Robinson	-	-	-	-
Ross	-	-	-	-
Sansa	-	-	-	-
Sedgefield	-	-	-	-
Seneca	-	-	-	-
Sheezy	-	-	-	-
Sherwood	-	-	-	-
Spangler	45,431	420,629	4,543	9,088
Summerglen	-	-	-	-
Tansel	-	-	-	-
Thomas	-	-	-	-
Tomlinson	29,289	271,251	2,929	5,860
Tytus	-	-	-	-
Vanzant	-	-	-	-
Watson	-	-	-	-
Westhaven	-	-	-	-
Wheeler	-	-	-	-
Williamson	-	-	-	-
Woodland	-	-	-	-
Woodwind	-	-	-	-
Wynde	-	-	-	-
Wyndhurst	-	-	-	-
Zane	-	-	-	-
	292,876	2,711,403	29,289	58,598

In connection with the public offering, each series incurred a brokerage fee of 1% of gross proceeds, which is paid directly to the broker and recorded as a deduction from gross proceeds. In accordance with the operating agreement, the manager received the following reimbursements and fees, deducted from the gross proceeds of the offering. For the six months ended June 30, 2026 and 2025, the manager received the following reimbursements and fees:

●	Offering expenses: up to 2% of gross offering proceeds, $0 and $58,598, respectively.

●	Sourcing fees: 3.5% of the purchase price of the series property, $0 and $86,330, respectively.

●	Financing and holding costs: up to 2.5% of gross proceeds, $0 and $43,140, respectively.

Distributions

For the six months ended June 30, 2026 and 2025, 95 and 95 series, respectively, recorded distributions to the investors of the respective series totaling $605,983 and $569,798, respectively, which were recognized as a reduction of members’ equity.

The following table reflects total distributions by series during the six months ended June 30, 2026 and 2025.

Series	June 30, 2026	June 30, 2025
Adams	$9,636	$6,568
Antares	2,891	7,064
Aramis	6,453	5,924
Arkoma	8,305	5,839
Arya	4,091	4,091
Aspen	6,767	4,500
Athos	5,256	5,050
Barclay	9,526	7,708
Bayne	10,235	5,878
Bean	8,833	7,230
Bennett	6,252	6,076
Benny	5,271	4,265
Bluebell	5,397	7,811
Bowling	6,039	5,454
Boxwood	10,001	5,191
Bradford	8,889	7,263
Brookwood	7,032	6,210
Bryant	6,124	5,728
Caden	5,874	2,261
Camellia	7,333	6,562
Caterpillar	1,501	3,467
Chilhowee	9,827	7,079
Claremore	3,169	2,947
Collinison	8,792	4,948
Cordero	2,752	7,394
Cristalino	3,729	5,756
Ellie	4,084	971
Emelina	5,403	3,021
Ethan	3,994	2,686
Frances	8,942	9,895
Glenncrest	5,982	7,293
Gordon	8,646	6,819
Haikey	6,079	6,311
Hamblen	8,943	6,094
Hancock	5,116	7,418
Hardman	10,059	9,433
Haven	5,155	4,242
Haverhill	2,550	6,402
Haybridge	8,786	4,984
Hedgecrest	-	7,097
Helmerich	4,050	6,510
Hermanos	7,041	5,408
Holmes	5,262	3,076
Johnson	10,099	8,429
Keystone	3,827	8,621
Langley	7,053	8,111
Laurel	10,473	9,804
Layla	8,652	9,035
Liberty	5,039	4,204
Lithonia	1,524	4,638
Lola	8,582	9,401
Lucas	5,498	1,843
Macomber	6,903	6,216
Mallard	6,855	5,398
Marcy	4,045	6,705
Meridian	5,521	5,364
Metallo	7,466	-
Misty	11,224	8,938
Montgomery	5,262	3,903
Northbrook	8,103	6,236
Northridge	6,868	5,303
Oakland	4,647	9,186
Palmore	2,175	1,861
Pebblestone	8,604	8,721
Perdita	8,432	7,138
Phoebe	8,729	7,846
Pongo	3,331	7,720
Portsmouth	2,375	3,536
Presidio	7,394	2,895
Rachel	8,472	7,481
Ratliff	9,075	8,548
Riverwood	1,440	6,426
Roanoke	11,424	9,123
Robinson	3,967	8,550
Ross	10,985	10,119
Sansa	6,743	6,238
Sedgefield	9,092	7,937
Seneca	4,787	7,638
Sheezy	7,217	6,291
Sherwood	2,016	6,349
Spangler	9,904	1,499
Summerglen	6,424	4,789
Tansel	5,501	3,039
Thomas	6,127	4,266
Tomlinson	6,326	1,904
Tytus	9,474	7,997
Vanzant	8,400	9,980
Watson	6,289	5,609
Westhaven	6,396	3,941
Wheeler	801	6,760
Williamson	1,982	8,300
Woodland	996	4,394
Woodwind	5,311	330
Wynde	5,369	6,652
Wyndhurst	7,380	3,121
Zane	5,337	5,537
	$605,983	$569,798

NOTE 8: RELATED PARTY TRANSACTIONS

The series’ manager, Arrived Fund Manager, LLC, is the managing member with common management of the series.

Bridge Financing and Operational Notes

Certain series have obtained operational notes and, during prior periods, bridge financing from Arrived Short Term Notes, LLC, an affiliate of the manager. As of June 30, 2026 and December 31, 2025, operational notes, related party, outstanding were $154,600 and $132,400, respectively, and no bridge financing, related party, was outstanding. Interest expense on these obligations for the six months ended June 30, 2026 and 2025 was $4,788 and $21,133, respectively. See Note 5 and Note 6 for further details.

Due from (to) Related Party

The series engage in various transactions with the manager and its affiliates in the ordinary course of operating and financing activities. As of June 30, 2026 and December 31, 2025, certain series owed the manager an aggregate of $611,553 and $502,389, respectively. These advances are non-interest-bearing and have no stated repayment terms.

Deemed Contributions

During the six months ended June 30, 2026 and 2025, certain series received deemed contributions from the manager, amounting to $0 and $28,006, respectively, in exchange for forgiveness of previously due amounts.

Management Compensation

During the six months ended June 30, 2026 and 2025, total management fees charged by the manager, including asset management fees and property management fees, were an aggregate of $124,615 and $123,252, respectively.

The following table reflects the total management compensation paid by series during the six months ended June 30, 2026 and 2025.

June 30, 2026

Series	Asset management fee	Property management fee, related party	Total
Adams	$912	$623	$1,535
Antares	930	512	1,442
Aramis	900	670	1,570
Arkoma	711	418	1,129
Arya	540	228	768
Aspen	803	229	1,033
Athos	870	624	1,494
Barclay	921	566	1,487
Bayne	1,043	790	1,832
Bean	878	692	1,570
Bennett	635	215	850
Benny	765	475	1,240
Bluebell	900	598	1,498
Bowling	624	192	816
Boxwood	968	634	1,601
Bradford	915	535	1,450
Brookwood	842	244	1,085
Bryant	840	617	1,457
Caden	750	362	1,112
Camellia	765	229	994
Caterpillar	900	210	1,110
Chilhowee	972	754	1,725
Claremore	704	300	1,004
Collinison	903	599	1,502
Cordero	765	359	1,124
Cristalino	930	401	1,331
Ellie	860	501	1,361
Emelina	750	442	1,192
Ethan	579	295	874
Frances	834	578	1,412
Glenncrest	870	425	1,295
Gordon	765	698	1,463
Haikey	734	466	1,199
Hamblen	769	539	1,308
Hancock	810	817	1,627
Hardman	1,163	816	1,979
Haven	555	321	876
Haverhill	704	541	1,245
Haybridge	1,080	538	1,618
Hedgecrest	1,080	220	1,300
Helmerich	763	290	1,053
Hermanos	930	643	1,573
Holmes	529	240	769
Johnson	978	823	1,801
Keystone	1,040	568	1,609
Langley	990	753	1,743
Laurel	1,006	860	1,865
Layla	971	671	1,642
Liberty	750	522	1,272
Lithonia	849	125	974
Lola	903	631	1,535
Lucas	765	514	1,279
Macomber	825	658	1,483
Mallard	624	298	922
Marcy	540	194	734
Meridian	795	467	1,262
Metallo	882	430	1,312
Misty	1,035	845	1,880
Montgomery	615	394	1,009
Northbrook	846	498	1,344
Northridge	810	372	1,182
Oakland	921	323	1,244
Palmore	600	220	820
Pebblestone	1,009	694	1,703
Perdita	998	586	1,583
Phoebe	828	545	1,373
Pongo	998	294	1,292
Portsmouth	639	286	925
Presidio	726	418	1,144
Rachel	866	538	1,403
Ratliff	957	607	1,565
Riverwood	864	323	1,187
Roanoke	1,005	816	1,821
Robinson	964	214	1,179
Ross	999	732	1,731
Sansa	540	292	832
Sedgefield	909	529	1,438
Seneca	885	446	1,331
Sheezy	699	487	1,186
Sherwood	525	166	691
Spangler	1,146	802	1,948
Summerglen	726	468	1,194
Tansel	980	682	1,661
Thomas	658	204	862
Tomlinson	735	444	1,179
Tytus	780	600	1,380
Vanzant	1,065	671	1,736
Watson	529	240	769
Westhaven	765	514	1,279
Wheeler	624	46	670
Williamson	855	468	1,323
Woodland	480	443	923
Woodwind	765	191	956
Wynde	750	731	1,481
Wyndhurst	934	418	1,352
Zane	489	221	710
	$78,894	$45,721	$124,615

June 30, 2025

Series	Sourcing fees	Financing and holding expenses	Offering expense	Asset management fee	Reimbursement of acquisition expenses	Property management fee, related party	Total
Adams	$10,640	$5,320	$7,224	$912	$2,500	$606	$27,202
Antares	-	-	-	930	-	514	1,444
Aramis	-	-	-	900	-	562	1,462
Arkoma	-	-	-	711	-	302	1,013
Arya	-	-	-	540	-	250	790
Aspen	-	-	-	803	-	847	1,650
Athos	-	-	-	870	-	586	1,456
Barclay	-	-	-	921	-	532	1,453
Bayne	12,160	6,080	8,222	869	2,500	588	30,419
Bean	-	-	-	878	-	610	1,488
Bennett	-	-	-	635	-	237	872
Benny	-	-	-	765	-	442	1,207
Bluebell	-	-	-	900	-	598	1,498
Bowling	-	-	-	624	-	225	849
Boxwood	11,280	5,640	7,636	808	2,500	422	28,286
Bradford	-	-	-	915	-	502	1,417
Brookwood	-	-	-	842	-	262	1,103
Bryant	-	-	-	840	-	586	1,425
Caden	-	-	-	750	-	416	1,166
Camellia	-	-	-	765	-	266	1,031
Caterpillar	-	-	-	900	-	215	1,115
Chilhowee	-	-	-	972	-	730	1,701
Claremore	-	-	-	704	-	310	1,013
Collinison	-	-	-	903	-	586	1,489
Cordero	-	-	-	765	-	562	1,327
Cristalino	-	-	-	930	-	802	1,732
Ellie	-	-	-	860	-	341	1,201
Emelina	-	-	-	750	-	302	1,052
Ethan	-	-	-	579	-	288	867
Frances	-	-	-	834	-	554	1,388
Glenncrest	-	-	-	870	-	448	1,318
Gordon	-	-	-	765	-	490	1,255
Haikey	-	-	-	734	-	437	1,171
Hamblen	-	-	-	769	-	400	1,169
Hancock	-	-	-	810	-	615	1,425
Hardman	-	-	-	1,163	-	778	1,940
Haven	-	-	-	555	-	298	853
Haverhill	-	-	-	704	-	176	879
Haybridge	-	-	-	1,080	-	269	1,349
Hedgecrest	-	-	-	1,080	-	496	1,576
Helmerich	-	-	-	763	-	384	1,147
Hermanos	-	-	-	930	-	623	1,553
Holmes	-	-	-	529	-	236	765
Johnson	-	-	-	978	-	742	1,720
Keystone	-	-	-	1,040	-	800	1,841
Langley	11,550	5,770	7,845	995	2,500	802	29,462
Laurel	-	-	-	1,006	-	682	1,687
Layla	-	-	-	971	-	650	1,621
Liberty	-	-	-	750	-	514	1,264
Lithonia	-	-	-	849	-	279	1,128
Lola	-	-	-	903	-	598	1,501
Lucas	-	-	-	765	-	257	1,022
Macomber	-	-	-	825	-	646	1,471
Mallard	-	-	-	624	-	348	972
Marcy	-	-	-	540	-	232	772
Meridian	-	-	-	795	-	464	1,259
Metallo	10,290	5,140	6,982	887	2,500	72	25,871
Misty	-	-	-	1,035	-	815	1,850
Montgomery	-	-	-	615	-	370	985
Northbrook	-	-	-	846	-	490	1,336
Northridge	-	-	-	810	-	402	1,212
Oakland	-	-	-	921	-	646	1,567
Palmore	-	-	-	600	-	224	824
Pebblestone	-	-	-	1,009	-	682	1,691
Perdita	-	-	-	998	-	538	1,535
Phoebe	-	-	-	828	-	523	1,352
Pongo	-	-	-	998	-	586	1,583
Portsmouth	-	-	-	639	-	618	1,257
Presidio	8,470	4,230	5,741	605	2,500	278	21,824
Rachel	-	-	-	866	-	387	1,253
Ratliff	-	-	-	957	-	598	1,555
Riverwood	-	-	-	864	-	586	1,450
Roanoke	-	-	-	1,005	-	778	1,783
Robinson	-	-	-	967	-	714	1,680
Ross	-	-	-	999	-	700	1,699
Sansa	-	-	-	540	-	239	779
Sedgefield	-	-	-	909	-	701	1,609
Seneca	-	-	-	885	-	658	1,542
Sheezy	-	-	-	699	-	476	1,175
Sherwood	-	-	-	525	-	250	775
Spangler	13,370	6,680	9,088	955	2,500	353	32,946
Summerglen	-	-	-	726	-	512	1,237
Tansel	-	-	-	980	-	594	1,574
Thomas	-	-	-	658	-	144	802
Tomlinson	8,570	4,280	5,860	490	2,500	222	21,922
Tytus	-	-	-	780	-	562	1,342
Vanzant	-	-	-	1,065	-	658	1,723
Watson	-	-	-	529	-	250	779
Westhaven	-	-	-	765	-	502	1,267
Wheeler	-	-	-	624	-	403	1,027
Williamson	-	-	-	855	-	527	1,382
Woodland	-	-	-	480	-	202	682
Woodwind	-	-	-	765	-	357	1,122
Wynde	-	-	-	750	-	526	1,276
Wyndhurst	-	-	-	934	-	209	1,143
Zane	-	-	-	489	-	192	681
	$86,330	$43,140	$58,598	$78,016	$20,000	$45,236	$331,320

NOTE 9: INCOME TAXES

The Company and its series are taxed as a C corporation for U.S. federal income tax purposes. In connection with its real estate activities, the Company and its series are treated as a REIT under the Internal Revenue Code.

As a REIT, the Company and its series generally are not subject to U.S. federal income tax on taxable income that is distributed to stockholders, provided it meets all REIT qualification requirements, including distributing at least 90% of its taxable income and satisfying certain asset and income tests. For the year ended December 31, 2026, the Company and its series anticipate that it will qualify as a REIT. As a result, the Company and its series do not expect to incur a current federal tax liability for the year, and thus no tax provision is reflected for series with net income for the six months ended June 30, 2026. For series with net losses for the six months ended June 30, 2026, no income tax benefit is recognized as the Company has established a full valuation allowance on the net operating loss tax benefit.

In accordance with ASC 740, Income Taxes, the Company and its series evaluate temporary differences between the financial reporting basis and the tax basis of its assets and liabilities. As of June 30, 2026 and December 31, 2025, the Company and its series did not have any temporary differences, other than net operating losses which were fully reserved, and thus no net deferred tax assets or liabilities were recorded.

Although the Company and its series expect to qualify and be taxed as a REIT for U.S. federal income tax purposes, it may be subject to state and local income or franchise taxes in various jurisdictions. These taxes are generally imposed either due to the Company’s legal entity status or as a result of owning or operating real estate assets within those jurisdictions. The Company evaluates its exposure to such taxes on a jurisdictional basis. For the six months ended June 30, 2026, state income and franchise tax obligations, if any, were not material to the consolidated and consolidating financial statements.

The Company’s and its series’ policy is to record interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense in the consolidated statement of comprehensive income (loss). As of June 30, 2026, the Company and its series had no unrecognized tax benefits and did not incur any interest or penalties related to uncertain tax positions during the six months ended June 30, 2026. Accordingly, no accrual for uncertain tax positions was recorded as of June 30, 2026 and December 31, 2025.

The Company and its series are not currently subject to any income tax audits in any taxing jurisdiction. However, the Company’s and its series’ 2023, 2024 and 2025 tax years remain open and subject to examination by the relevant taxing authorities.

NOTE 10: SUBSEQUENT EVENTS

During the period from July 1, 2026 through August 31, 2026, the Company has declared and paid aggregate dividends totaling $193,086.

ITEM 4. EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation of Arrived Homes 3, LLC
2.2*	Amended and Restated Limited Liability Company Agreement of Arrived Homes 3, LLC
3.1*	Form of Series Designation of Arrived Series [*], a series of Arrived Homes 3, LLC
4.1*	Form of Subscription Agreement of Arrived Series [*], a series of Arrived Homes 3, LLC
6.1*	Broker Dealer Agreement, dated January 4, 2023 between Arrived Homes 3, LLC and Dalmore Group, LLC
6.2*	Transfer Registrar Services Agreement, dated January 13, 2023, between Arrived Homes 3, LLC and Colonial Stock Transfer Company
6.3*	Form of Promissory Note
6.4*	Software and Services License Agreement, dated [*], 202[*], by and between North Capital Investment Technology, Inc. and Arrived Holdings, Inc.
6.5*	Form of Property Management Agreement dated [*], 202[*], between Marketplace Homes and Arrived Series [*], a series of Arrived Homes 3, LLC
6.6*	Purchase and Sale Agreement dated December 20, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Chilhowee Property
6.6.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Chilhowee dated December 21, 2022 for Arrived Series Chilhowee Property
6.7*	Purchase and Sale Agreement dated November 29, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Sheezy Property
6.7.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sheezy dated November 30, 2022 for Arrived Series Sheezy Property
6.8*	Purchase and Sale Agreement dated December 12, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Bowling Property
6.8.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Bowling dated December 16, 2022 for Arrived Series Bowling Property
6.9*	Purchase and Sale Agreement dated January 23, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Caden Property
6.9.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Caden dated January 22, 2023 for Arrived Series Caden Property
6.10*	Purchase and Sale Agreement dated January 23, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Cristalino Property
6.10.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cristalino dated December 21, 2022 for Arrived Series Cristalino Property
6.10.2*	Counteroffer to Offer dated December 19, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Cristalino Property
6.10.3*	Addendum to Purchase and Sale Agreement dated December 16, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Cristalino Property
6.11*	Purchase and Sale Agreement dated January 5, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Emelina Property
6.11.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Emelina dated January 10, 2023 for Arrived Series Emelina Property
6.12*	Purchase and Sale Agreement dated December 20, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Haven Property
6.12.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Haven dated December 21, 2022 for Arrived Series Haven Property

Exhibit No.	Description
6.12.2*	Addendum to Purchase and Sale Agreement dated January 3, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Haven Property
6.13*	Purchase and Sale Agreement dated December 19, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Hermanos Property
6.13.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hermanos dated January 10, 2023 for Arrived Series Hermanos Property
6.13.2*	Counteroffer to Offer dated January 5, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Hermanos Property
6.14*	Form of Property Management Agreement dated [*], 202[*], between Great Jones and Arrived Series [*], a series of Arrived Homes 3, LLC
6.15*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Aspen Property
6.15.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Aspen dated February 28, 2023 for Arrived Series Aspen Property
6.16*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Bennett Property
6.16.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Bennett dated February 28, 2023 for Arrived Series Bennett Property
6.17*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Brookwood Property
6.17.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Brookwood dated February 28, 2023 for Arrived Series Brookwood Property
6.18*	Purchase and Sale Agreement dated January 13, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Camellia Property
6.18.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Camellia dated January 23, 2023 for Arrived Series Camellia Property
6.19*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Haverhill Property
6.19.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Haverhill dated February 28, 2023 for Arrived Series Haverhill Property
6.20*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Lithonia Property
6.20.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lithonia dated February 28, 2023 for Arrived Series Lithonia Property
6.21*	Purchase and Sale Agreement dated January 24, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Palmore Property
6.21.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Palmore dated January 28, 2023 for Arrived Series Palmore Property
6.22*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Thomas Property
6.22.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Thomas dated January 28, 2023 for Arrived Series Thomas Property
6.23*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Woodwind Property
6.23.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Woodwind dated February 28, 2023 for Arrived Series Woodwind Property
6.24*	Form of Property Management Agreement dated [*], 202[*], between Mynd and Arrived Series [*], a series of Arrived Homes 3, LLC
6.25*	Purchase and Sale Agreement dated February 19, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Benny Property

Exhibit No.	Description
6.25.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Benny dated February 22, 2023 for Arrived Series Benny Property
6.26*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Montgomery Property
6.26.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Montgomery dated February 24, 2023 for Arrived Series Montgomery Property
6.26.2*	Addendum to Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Montgomery Property
6.27*	Purchase and Sale Agreement dated February 13, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Portsmouth Property
6.27.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Portsmouth dated March 6, 2023 for Arrived Series Portsmouth Property
6.28*	Purchase and Sale Agreement dated March 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Summerglen Property
6.28.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Summerglen dated March 8, 2023 for Arrived Series Summerglen Property
6.28.2*	Addendum to Purchase and Sale Agreement dated February 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Summerglen Property
6.29*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Westhaven Property
6.29.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Westhaven dated February 24, 2023 for Arrived Series Westhaven Property
6.30*	Form of Property Management Agreement dated [*], 202[*], between Darwin Homes and Arrived Series [*], a series of Arrived Homes 3, LLC
6.31*	Purchase and Sale Agreement dated March 6, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Cordero Property
6.31.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cordero dated March 7, 2023 for Arrived Series Cordero Property
6.32*	Purchase and Sale Agreement dated March 13, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Ethan Property
6.32.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Ethan dated March 16, 2023 for Arrived Series Ethan Property
6.33*	Purchase and Sale Agreement dated March 13, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Hamblen Property
6.33.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hamblen dated March 10, 2023 for Arrived Series Hamblen Property
6.34*	Purchase and Sale Agreement dated February 25, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Holmes Property
6.34.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Holmes dated March 7, 2023 for Arrived Series Holmes Property

Exhibit No.	Description
6.35*	Purchase and Sale Agreement dated February 25, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Watson Property
6.35.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Watson dated March 7, 2023 for Arrived Series Watson Property
6.36*	Purchase and Sale Agreement dated March 3, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Wheeler Property
6.36.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Wheeler dated March 6, 2023 for Arrived Series Wheeler Property
6.37*	Purchase and Sale Agreement dated March 16, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Bryant Property
6.37.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Bryant dated March 22, 2023 for Arrived Series Bryant Property
6.37.2*	Addendum to Purchase and Sale Agreement dated March 24, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Bryant Property
6.38*	Purchase and Sale Agreement dated March 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Claremore Property
6.38.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Claremore dated March 1, 2023 for Arrived Series Claremore Property
6.38.2*	Addendum to Purchase and Sale Agreement dated March 14, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Claremore Property
6.39*	Purchase and Sale Agreement dated February 6, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Haikey Property
6.39.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Haikey dated March 1, 2023 for Arrived Series Haikey Property
6.40*	Purchase and Sale Agreement dated March 24, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Hancock Property
6.40.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hancock dated March 28, 2023 for Arrived Series Hancock Property
6.41*	Purchase and Sale Agreement dated February 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Helmerich Property
6.41.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Helmerich dated March 1, 2023 for Arrived Series Helmerich Property
6.41.2*	Addendum to Purchase and Sale Agreement dated March 15, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Helmerich Property
6.42*	Purchase and Sale Agreement dated March 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Wynde Property
6.42.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Wynde dated April 5, 2023 for Arrived Series Wynde Property
6.43*	Purchase and Sale Agreement dated April 18, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Arkoma Property
6.43.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Arkoma dated March 1, 2023 for Arrived Series Arkoma Property
6.43.2*	Addendum to Purchase and Sale Agreement dated March 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Arkoma Property
6.44*	Purchase and Sale Agreement dated March 17, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Gordon Property

Exhibit No.	Description
6.44.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Gordon dated March 30, 2023 for Arrived Series Gordon Property
6.45*	Purchase and Sale Agreement dated March 30, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Lucas Property
6.45.1	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lucas dated April 4, 2023 for Arrived Series Lucas Property
6.46*	Purchase and Sale Agreement dated April 18, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Macomber Property
6.46.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Macomber dated March 1, 2023 for Arrived Series Macomber Property
6.47*	Purchase and Sale Agreement dated March 22, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Meridian Property
6.47.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Meridian dated March 28, 2023 for Arrived Series Meridian Property
6.47.2*	Counteroffer to Offer dated March 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Meridian Property
6.48*	Purchase and Sale Agreement dated March 27, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Perdita Property
6.48.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Perdita dated April 18, 2023 for Arrived Series Perdita Property
6.49*	Purchase and Sale Agreement dated March 27, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Pongo Property
6.49.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Pongo dated April 19, 2023 for Arrived Series Pongo Property
6.50*	Purchase and Sale Agreement dated March 22, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Woodland Property
6.50.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Woodland dated March 17, 2023 for Arrived Series Woodland Property
6.51*	Purchase and Sale Agreement dated April 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Antares Property
6.51.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Antares dated April 24, 2023 for Arrived Series Antares Property
6.51.2*	Counteroffer to Offer dated April 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Antares Property
6.52*	Purchase and Sale Agreement dated April 13, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Aramis Property
6.52.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Aramis dated April 14, 2023 for Arrived Series Aramis Property
6.53*	Purchase and Sale Agreement dated April 11, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Athos Property

Exhibit No.	Description
6.53.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Athos dated April 13, 2023 for Arrived Series Athos Property
6.53.2*	Counteroffer to Offer dated April 11, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Athos Property
6.54*	Purchase and Sale Agreement dated April 11, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Barclay Property
6.54.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Barclay dated April 17, 2023 for Arrived Series Barclay Property
6.55*	Purchase and Sale Agreement dated September 29, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Bean Property
6.55.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Bean dated September 2, 2023 for Arrived Series Bean Property
6.56*	Purchase and Sale Agreement dated April 6, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Bluebell Property
6.56.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Bluebell dated April 17, 2023 for Arrived Series Bluebell Property
6.57*	Purchase and Sale Agreement dated April 6, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Bradford Property
6.57.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Bradford dated April 6, 2023 for Arrived Series Bradford Property
6.58*	Purchase and Sale Agreement dated April 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Caterpillar Property
6.58.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Caterpillar dated April 21, 2023 for Arrived Series Caterpillar Property
6.58.2*	Addendum to Purchase and Sale Agreement dated April 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Caterpillar Property
6.59*	Purchase and Sale Agreement dated August 2, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Ellie Property
6.59.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Ellie dated September 11, 2023 for Arrived Series Ellie Property
6.60*	Purchase and Sale Agreement dated March 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Liberty Property
6.60.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Liberty dated March 10, 2023 for Arrived Series Liberty Property
6.61*	Purchase and Sale Agreement dated March 9, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Mallard Property
6.61.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Mallard dated March 16, 2023 for Arrived Series Mallard Property
6.61.2*	Addendum to Purchase and Sale Agreement dated March 9, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Mallard Property
6.62*	Purchase and Sale Agreement dated March 17, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Riverwood Property

Exhibit No.	Description
6.62.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Riverwood dated April 21, 2023 for Arrived Series Riverwood Property
6.63*	Purchase and Sale Agreement dated April 12, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Roanoke Property
6.63.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Roanoke dated April 13, 2023 for Arrived Series Roanoke Property
6.63.2*	Addendum to Purchase and Sale Agreement dated April 13, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Roanoke Property
6.64*	Purchase and Sale Agreement dated March 24, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Sherwood Property
6.64.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sherwood dated March 28, 2023 for Arrived Series Sherwood Property
6.65*	Purchase and Sale Agreement dated April 5, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Tansel Property
6.65.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Tansel dated April 18, 2023 for Arrived Series Tansel Property
6.66*	Purchase and Sale Agreement dated March 30, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Tytus Property
6.66.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Tytus dated April 5, 2023 for Arrived Series Tytus Property
6.67*	Purchase and Sale Agreement dated February 17, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Williamson Property
6.67.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Williamson dated March 6, 2023 for Arrived Series Williamson Property
6.68*	Purchase and Sale Agreement dated April 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Zane Property
6.68.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Zane dated April 13, 2023 for Arrived Series Zane Property
6.69*	Purchase and Sale Agreement dated September 1, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Arya Property
6.69.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Arya dated October 4, 2023 for Arrived Series Arya Property

Exhibit No.	Description
6.70*	Purchase and Sale Agreement dated July 28, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Marcy Property
6.70.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Marcy dated October 4, 2023 for Arrived Series Marcy Property
6.71*	Purchase and Sale Agreement dated September 1, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Sansa Property
6.71.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sansa dated October 4, 2023 for Arrived Series Sansa Property
6.72*	Purchase and Sale Agreement dated September 19, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Haybridge Property
6.72.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Haybridge dated September 28, 2023 for Arrived Series Haybridge Property
6.72.2*	Addendum to Purchase and Sale Agreement dated September 9, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Haybridge Property
6.73*	Purchase and Sale Agreement dated September 19, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Hedgecrest Property
6.73.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hedgecrest dated September 28, 2023 for Arrived Series Hedgecrest Property
6.74*	Purchase and Sale Agreement dated September 19, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Layla Property
6.74.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Layla dated October 23, 2023 for Arrived Series Layla Property
6.75*	Purchase and Sale Agreement dated September 19, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Lola Property
6.75.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lola dated October 23, 2023 for Arrived Series Lola Property
6.76*	Purchase and Sale Agreement dated October 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Ratliff Property
6.76.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Ratliff dated October 19, 2023 for Arrived Series Ratliff Property
6.77*	Purchase and Sale Agreement dated October 12, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Collinison Property
6.77.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Collinison dated October 30, 2023 for Arrived Series Collinison Property
6.78*	Purchase and Sale Agreement dated October 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Hardman Property
6.78.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hardman dated October 24, 2023 for Arrived Series Hardman Property
6.79*	Purchase and Sale Agreement dated September 28, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Keystone Property

Exhibit No.	Description
6.79.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Keystone dated October 31, 2023 for Arrived Series Keystone Property
6.80*	Purchase and Sale Agreement dated October 9, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Northbrook Property
6.80.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Northbrook dated October 19, 2023 for Arrived Series Northbrook Property
6.81*	Purchase and Sale Agreement dated September 28, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Pebblestone Property
6.81.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Pebblestone dated October 31, 2023 for Arrived Series Pebblestone Property
6.82*	Purchase and Sale Agreement dated October 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Frances Property
6.82.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Frances dated October 19, 2023 for Arrived Series Frances Property
6.83*	Purchase and Sale Agreement dated November 7, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Northridge Property
6.83.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Northridge dated November 21, 2023 for Arrived Series Northridge Property
6.84*	Purchase and Sale Agreement dated October 31, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Rachel Property
6.84.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Rachel dated November 1, 2023 for Arrived Series Rachel Property
6.85*	Purchase and Sale Agreement dated October 31, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Ross Property
6.85.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Ross dated November 1, 2023 for Arrived Series Ross Property
6.86*	Purchase and Sale Agreement dated November 3, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Vanzant Property
6.86.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Vanzant dated November 21, 2023 for Arrived Series Vanzant Property
6.87*	Purchase and Sale Agreement dated November 1, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Wyndhurst Property
6.87.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Wyndhurst dated November 17, 2023 for Arrived Series Wyndhurst Property
6.88*	Purchase and Sale Agreement dated October 25, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Glenncrest Property
6.88.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Glenncrest dated November 1, 2023 for Arrived Series Glenncrest Property
6.89*	Purchase and Sale Agreement dated December 20, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Laurel Property
6.89.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Laurel dated January 19, 2024 for Arrived Series Laurel Property
6.90*	Purchase and Sale Agreement dated October 3, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Oakland Property
6.90.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Oakland dated October 19, 2023 for Arrived Series Oakland Property

Exhibit No.	Description
6.91*	Purchase and Sale Agreement dated December 11, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Phoebe Property
6.91.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Phoebe dated December 13, 2023 for Arrived Series Phoebe Property
6.92*	Purchase and Sale Agreement dated June 14, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Johnson Property
6.92.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Johnson dated June 20, 2024 for Arrived Series Johnson Property
6.93*	Purchase and Sale Agreement dated January 8, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Sedgefield Property
6.93.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sedgefield dated January 22, 2024 for Arrived Series Sedgefield Property
6.94*	Purchase and Sale Agreement dated August 28, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Robinson Property
6.94.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Robinson dated September 5, 2024 for Arrived Series Robinson Property
6.95*	Purchase and Sale Agreement dated August 13, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Seneca Property
6.95.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Seneca dated August 23, 2024 for Arrived Series Seneca Property
6.96*	Purchase and Sale Agreement dated October 10, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Adams Property
6.96.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Adams dated October 28, 2024 for Arrived Series Adams Property
6.97*	Purchase and Sale Agreement dated October 18, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Bayne Property
6.97.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Bayne dated October 28, 2024 for Arrived Series Bayne Property
6.98*	Purchase and Sale Agreement dated October 8, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Boxwood Property
6.98.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Boxwood dated October 28, 2024 for Arrived Series Boxwood Property
6.99*	Purchase and Sale Agreement dated October 4, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Langley Property
6.99.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Langley dated October 23, 2024 for Arrived Series Langley Property
6.100*	Purchase and Sale Agreement dated October 30, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Metallo Property
6.100.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Metallo dated November 18, 2024 for Arrived Series Metallo Property
6.101*	Purchase and Sale Agreement dated October 15, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Misty Property
6.101.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Misty dated October 29, 2024 for Arrived Series Misty Property
6.101.2*	Counteroffer to Offer dated October 16, 2024 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Misty Property
6.102*	Purchase and Sale Agreement dated October 14, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Presidio Property
6.102.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Presidio dated October 28, 2024 for Arrived Series Presidio Property
6.103*	Purchase and Sale Agreement dated October 10, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Spangler Property
6.103.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Spangler dated October 30, 2024 for Arrived Series Spangler Property
6.104*	Purchase and Sale Agreement dated October 11, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Tomlinson Property
6.104.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Tomlinson dated October 30, 2024 for Arrived Series Tomlinson Property

*	Filed previously.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVED HOMES 3, LLC

By:	Arrived Fund Manager, LLC, its managing member

By:	/s/ Ryan Frazier
	Name:	Ryan Frazier
	Title:	Chief Executive Officer
	Date:	September 28, 2026

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Ryan Frazier	Chief Executive Officer of Arrived Holdings, Inc.	September 28, 2026
Ryan Frazier	(principal executive officer)
Chief Executive Officer and Director of Arrived Homes 3, LLC

/s/ Sue Korn	Principal Financial and Accounting Officer of Arrived Holdings, Inc.	September 28, 2026
Sue Korn	Principal Financial and Accounting Officer of Arrived Homes 3, LLC

/s/ Kenneth Cason	Chief Technology Officer of Arrived Holdings, Inc.	September 28, 2026
Kenneth Cason	Chief Technology Officer and Director of Arrived Homes 3, LLC

Arrived Fund Manager, LLC	Managing Member	September 28, 2026

By:	/s/ Ryan Frazier
Name:	Ryan Frazier
Title:	Chief Executive Officer